2025

ANNUAL REPORT

METALS
THAT
MATTER

Teck

OUR PURPOSE

To provide the essential resources the world is counting on to make life better while caring for the people, communities and land that we love.

View our 2025 Sustainability Report

Pictured: Highland Valley Copper Operations.

OUR BUSINESS

Teck is a leading Canadian mining company providing metals essential to global economic growth and the energy transition. Headquartered in Vancouver, British Columbia (B.C.), Canada, we own or have interests in five world-class copper and zinc operations, a large metallurgical complex and an industry-leading copper growth pipeline, all in the Americas. We have expertise across a wide range of activities related to exploration, development, mining and minerals processing, including smelting and refining, commodity sales and trading, supply chain security, health and safety, environmental and social performance, materials stewardship, recycling and research.

Our corporate strategy centres around four key pillars: core excellence, metals for the energy transition, value-driven growth and resilience. We are focused on creating value by advancing responsible growth and ensuring resilience, built on a foundation of stakeholder trust. We aim to maximize productivity and efficiency at our existing operations, maintain a strong balance sheet, deliver commercial and supply chain excellence, and be nimble in recognizing and acting on opportunities. The pursuit of sustainability guides our approach to business, and we recognize that our success depends on our ability to provide safe workplaces, engage in collaborative community relationships and support a healthy environment.

Mineral reserve and resource estimates for our properties are disclosed in our most recent Annual Information Form, which is available on our website at www.teck.com, under Teck's profile at www.sedarplus.ca (SEDAR+), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov

Forward-Looking Statements
This annual report contains forward-looking statements. Please refer to the "Cautionary Statement on Forward-Looking Statements" on page 59.

All dollar amounts expressed throughout this report are in Canadian dollars unless otherwise noted.

OUR BUSINESS

COPPER

We are a top 10 copper producer in the Americas, with ownership of or an interest in four operating mines in Canada, Chile and Peru, and an industry-leading copper growth portfolio.

ZINC

We are the largest net zinc miner globally, with production from our Red Dog mine in Alaska and the Antamina copper mine in Peru, which has considerable zinc co-product production. We also own one of the world's largest fully integrated zinc and lead smelting and refining facilities in British Columbia, Canada.

IN THIS REPORT

Operations & Development Projects

Copper Operations
1. Quebrada Blanca
2. Highland Valley Copper
3. Antamina
4. Carmen de Andacollo

Zinc Operations
5. Red Dog
6. Trail Operations

Copper Development Projects
1. Quebrada Blanca Future Expansions
2. Highland Valley Copper Mine Life Extension
7. Zafranal
8. San Nicolás
9. NewRange
10. Galore Creek
11. Schaft Creek
12. NuevaUnión

Zinc Development Projects
5. Red Dog Mine Life Extension

2025 HIGHLIGHTS

Teck and Anglo American plc Merger of Equals

- Teck and Anglo American plc announced an agreement to combine the two companies in a merger of equals (the Merger) to form Anglo Teck plc (Anglo Teck), a global critical minerals champion headquartered in Canada; both Anglo American plc and Teck believe the Merger will be highly attractive for their respective shareholders and stakeholders, enhancing portfolio quality, financial and operational resilience, and strategic positioning

- The Merger is expected to deliver annual pre-tax synergies of approximately US$800 million, with approximately 80% expected to be realized on a run-rate basis by the end of the second year following completion; Anglo Teck will also work with key stakeholders and partners to optimize the value of the adjacent Collahuasi and Quebrada Blanca assets to realize US$1.4 billion (100% basis) of annual underlying EBITDA[1] uplift from 2030 to 2049

- On December 9, 2025, shareholders of both Teck and Anglo American plc approved the Merger as required under the arrangement agreement

- On December 15, 2025, Teck and Anglo American plc received regulatory approval from the Government of Canada under the *Investment Canada Act* (ICA) for the Merger

- Anglo American plc and Teck set out a number of binding commitments under the ICA, including that Anglo Teck will spend at least $4.5 billion in Canada within five years and an expected cumulative investment of at least $10 billion over 15 years, including ongoing operating expenditures

- The Merger is subject to customary closing conditions for a transaction of this nature, including regulatory approvals in multiple jurisdictions globally

Financial

- Adjusted EBITDA[2] was $4.3 billion for the year, driven by higher copper prices and increased revenues from by-products
- Profit from continuing operations before taxes was $1.7 billion for the year
- Adjusted profit from continuing operations attributable to shareholders[2] was $1.5 billion, or $3.10 per share for the year
- Profit from continuing operations attributable to shareholders was $1.4 billion, or $2.84 per share for the year
- We ended the year in a net cash[2] position, supported by $1.5 billion of cash flow from operations; our liquidity as at December 31, 2025 was $9.1 billion, including $5.0 billion of cash
- We returned a total of $1.3 billion to shareholders in 2025 through $1.0 billion of Class B subordinate voting share buybacks pursuant to our normal course issuer bid, and $246 million of dividends

Operating and Development

- We completed the Comprehensive Operational Review and updated outlook; progress on the Quebrada Blanca (QB) Action Plan continued in the fourth quarter of 2025, with development of the tailings management facility (TMF) proceeding as planned, with progressive improvement in sand drainage rates and dam development
- Sanctioned and began construction of the Highland Valley Copper Mine Life Extension (HVC MLE) project. HVC MLE will extend the life of Highland Valley Copper from 2028 to 2046, with average copper production of 132,000 tonnes per year over the life of the mine

Safety and Sustainability Leadership

- Our annual High-Potential Incident (HPI) frequency rate improved to 0.06, equal to our best annual result achieved for Teck-controlled operations, and 50% lower than last year
- Teck was named one of Canada's Top 100 Employers for the ninth consecutive year by Mediacorp Canada's Top Employers program, which recognizes companies for exceptional human resource programs and innovative workplace policies
- We were recognized by Morningstar Sustainalytics as a 2025 ESG Industry Top-Rated company and achieved Prime status on the ISS ESG Corporate Rating
- Achieved 100% renewable power at our Chilean operations by the end of 2025, and all of Teck's operations are verified and recognized through The Copper Mark and The Zinc Mark programs for environmental and social performance

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[1] This is a non-GAAP financial measure. See the Management Proxy Circular for the special meeting of shareholders of Teck Resources Limited held on December 9, 2025, filed under Teck's profile on SEDAR+ (www.sedarplus.ca) for further information.
[2] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.



LETTER FROM THE CHAIR

Sheila A. Murray
Chair of the Board

To the Shareholders

I am excited to share Teck's 2025 Annual Report. This year marked a bold new chapter as we entered into an agreement for a merger of equals with Anglo American plc, uniting our complementary strengths and shared values to form one of the world's foremost copper producers and setting the stage for unprecedented growth and global impact.

Anglo Teck will rank among the world's top five copper producers, with more than 70% exposure to copper and a robust pipeline of growth opportunities. The combination of our two companies is expected to generate approximately US$800 million in pre-tax, recurring annual synergies, along with an additional US$1.4 billion in average annual underlying EBITDA[1] uplift driven by the proximity and integration potential of the Collahuasi and Quebrada Blanca operations.

With long-term global demand for metals and critical minerals – particularly copper – expected to be driven by growth in AI, data centers, electrification and the energy transition, this merger puts Teck and our shareholders in the best position to create long-term value. I want to thank our shareholders for their confidence and support.

In 2025, we remained focused on disciplined capital allocation, balancing returns to shareholders with growth in copper, while maintaining our strong balance sheet. We returned a total of $1.3 billion to shareholders through more than $1.0 billion in share buybacks and $246 million in dividends. We maintained a strong balance sheet, with $9.1 billion in liquidity as at December 31, 2025, including $5.0 billion of cash.

We progressed the execution of our Quebrada Blanca Action Plan, advancing ramp-up of operations with improvements to the tailings management facility development which constrained production earlier in the year. We also completed a detailed review of our operating plans with input from third-party technical experts, independent advisors, and oversight from Directors on the Board.

Our team achieved 100% renewable power across our Chilean operations by the end of 2025 and delivered a strong safety performance matching our lowest rate of High-Potential Incident (HPI) of 0.06.

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[1] This is a non-GAAP financial measure. See "Management Proxy Circular" for the special meeting of Teck Resources Limited held on December 9, 2025, for further information.

The progress made in 2025 has positioned us for a strong future, providing lasting benefits for shareholders while responsibly producing the metals that matter for our customers. As we work towards completing the merger of equals with Anglo American to form a new Canadian headquartered global critical minerals champion, we'll keep building on our 2025 achievements and make 2026 a truly landmark year.

Sheila A. Murray
Chair of the Board
Vancouver, B.C., Canada
February 18, 2026



LETTER FROM THE PRESIDENT AND CEO

Jonathan H. Price
President and Chief Executive Officer

To the Shareholders

2025 was a defining year for Teck—one that positioned us to deliver significant long-term value for our shareholders and all stakeholders. We advanced our copper-focused strategy with our proposed merger of equals with Anglo American plc, sanctioned the mine life extension of Highland Valley Copper Operations and improved operational reliability at Quebrada Blanca. Together, these achievements mark a transformative step forward and set the foundation for the next era of growth. At the core of this transformation is our purpose – *to provide the essential resources the world is counting on to make life better while caring for the people, communities and land that we love.*

The proposed merger of equals between Teck and Anglo American to create Anglo Teck is the next evolution of our strategic transformation. In just a few short years, Teck has exited oil and steelmaking coal to become a pure-play critical minerals company focused on the metals that matter for a modern and rapidly changing world.

Anglo Teck will create a Canadian headquartered, global critical minerals champion and top-five copper producer. We received tremendous support for the merger from stakeholders, including governments, employees and local communities. Shareholders voted overwhelmingly in favour of the merger, we secured a key regulatory approval under the *Investment Canada Act,* and we continue to advance towards closing of the transaction.

Following receipt of regulatory approvals from the Province of British Columbia we also started construction of the Highland Valley Copper Mine Life Extension Project, which will extend the life of Canada's largest copper mine to 2046. We achieved this milestone by working closely with and earning the support of local communities and Indigenous governments and organizations.

A New Global Critical Minerals Champion

Anglo Teck will be a global leader in responsibly produced energy transition metals, with world-class assets across Canada, the United States, Latin America, Southern Africa and Europe.

By bringing together two companies with complementary values and industry-leading portfolios, Anglo Teck is expected to unlock value for shareholders, create significant investments in the communities where we operate and provide incredible new opportunities for our people.

The merger will enable approximately US$800 million of pre-tax recurring annual synergies and has the potential to unlock US$1.4 billion in annual underlying EBITDA[1] uplift at the adjacent Quebrada Blanca (QB) and Collahuasi operations. Located in close proximity, the integration of the resources and infrastructure of QB and Collahuasi will create one of the largest copper complexes in the world. Given the size of these two ore bodies, there is potential to extend these operations for decades, generating significant long-term value.

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[1] This is a non-GAAP financial measure. See "Management Proxy Circular" for the special meeting of Teck Resources Limited held on December 9, 2025, for further information.

Health and Safety Performance

At Teck, our top priority is ensuring everyone goes home safe and healthy every day. Teck-controlled sites delivered a very strong safety performance in 2025. We had no fatalities, and our annual High-Potential Incident (HPI) rate was 0.06. This matched our best result on record and is 50% lower than 2024 (0.12). We worked to advance our safety culture through the global rollout of Life Saving Commitments, a fatality-prevention program that reinforces consistent safety practices, especially for new employees and contractors. In addition, we expanded mental health first aid training; more than 90% of frontline supervisors across our assets have now completed this training, along with people in other key roles such as first responders and human resources.

While no fatalities occurred at Teck-controlled sites, we were deeply saddened by two fatalities in separate incidents at our non-operated joint venture, Antamina. We worked closely with our partners to complete thorough investigations and shared learnings from these events across Teck and the industry to help prevent recurrence.

Financial Performance

Teck achieved strong financial results for the year, including adjusted EBITDA[1] of $4.3 billion, and profit from continuing operations before taxes of $1.7 billion for the year.

In 2025, we returned a total of $1.3 billion to shareholders while also reducing debt and retaining significant cash on hand. Heading into 2026, Teck has one of the strongest balance sheets in our sector, which supports a continuation of balancing returns to shareholders with reducing debt and investing in value-accretive growth.

Operational Performance

Our operational priority in 2025 was to improve performance at QB through a detailed Action Plan that identified opportunities to enhance operating practices and improve development rates for our Tailings Management Facility (TMF). Production at QB was constrained for much of the year by the pace of development of the TMF. By the fourth quarter, we made meaningful progress on ramp-up with improving production and TMF development, and in December we achieved the highest monthly rate of throughput in 2025.

In parallel, we completed a detailed assessment of operating plans at Highland Valley Copper, Red Dog and Trail Operations with review and input from third-party technical experts, independent advisors, and oversight by Directors on the Board.

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[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

LETTER FROM THE PRESIDENT AND CEO (continued)

Sustainability Performance

Strong social and environmental performance is aligned with our purpose and our values, and is increasingly a competitive advantage, essential to our ability to meet the expectations of local communities, Indigenous peoples and stakeholders and enable resilient operations and growth.

In 2025, we continued building on our sustainability performance. We reached 100% renewable power at our Chilean operations by the end of 2025, and all of Teck's operations are now verified and recognized through the Copper Mark and Zinc Mark programs for their environmental and social performance.

Teck continues to receive international recognition for our sustainability performance. We were named the most attractive employer in Chile and, for the ninth consecutive year, one of Canada's Top 100 Employers. Teck was also recognized by Morningstar Sustainalytics as a 2025 ESG Industry Top-Rated company and achieved 'Prime' status on the ISS ESG Corporate Rating.

These recognitions reflect our commitment and continued focus on working with our stakeholders to continually improve our environmental and social performance.

The Way Forward

The opportunities ahead in 2026 are extraordinary as we advance the creation of Anglo Teck—positioning ourselves as a global critical minerals champion at a time when demand for the critical minerals we produce is accelerating.

We have never been better equipped to deliver meaningful results for our shareholders, our people, our communities, and the world.

Jonathan H. Price
President and Chief Executive Officer
Vancouver, B.C., Canada
February 18, 2026

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS

Our business involves exploring for, acquiring, developing and producing metals essential to global development and the energy transition. We are organized into two regional business units — North America and Latin America (LATAM) — and we have a dedicated Projects group to develop and execute brownfield and greenfield projects. This framework provides Teck with a streamlined executive leadership team and regional structure to deliver on our strategy of copper growth, balanced with returns to shareholders and a strong balance sheet. It positions Teck to drive efficient and effective operational performance while responsibly capitalizing on value-accretive growth opportunities to maximize value for shareholders. Our reported segmented financial results and summary information contained in our Management's Discussion and Analysis will continue to be disclosed on a commodity basis for our copper and zinc operations.

Through our interests in mining and processing operations in Canada, the United States (U.S.), Chile and Peru, we are a top 10 copper producer in the Americas and the largest net zinc miner globally, with production from a premium portfolio of long-life, high-quality assets in stable, well-understood jurisdictions. We also produce lead, silver, molybdenum and various specialty and other metals, chemicals and fertilizers. We actively explore for copper, zinc and nickel.

This Management's Discussion and Analysis of our results of operations is prepared as at February 18, 2026 and should be read in conjunction with our audited annual consolidated financial statements for the year ended December 31, 2025. Unless the context otherwise dictates, a reference to Teck, Teck Resources, the Company, us, we or our refers to Teck Resources Limited and its consolidated subsidiaries. All dollar amounts are in Canadian dollars, unless otherwise stated, and are based on our 2025 audited annual consolidated financial statements that are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB) (IFRS Accounting Standards). In addition, we use certain financial measures, which are identified throughout the Management's Discussion and Analysis in this report, that are not measures recognized under IFRS Accounting Standards and that do not have a standardized meaning prescribed by IFRS Accounting Standards. See "Use of Non-GAAP Financial Measures and Ratios" on page 50 for an explanation of these financial measures and reconciliation to the most directly comparable financial measures under IFRS Accounting Standards.

This Management's Discussion and Analysis contains certain forward-looking information and forward-looking statements. You should review the cautionary statement on forward-looking statements under the heading "Cautionary Statement on Forward-Looking Statements" on page 59, which forms part of this Management's Discussion and Analysis, as well as the risk factors discussed in our most recent Annual Information Form.

Additional information about us, including our most recent Annual Information Form, is available on our website at www.teck.com, under Teck's profile at www.sedarplus.ca (SEDAR+), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

Segmented Results

The following table shows a summary of our production of our principal products for the last five years and our guidance for production in 2026.

Five-Year Production Record and 2026 Production Guidance

Principal Products		2021	2022	2023	2024	2025	2026 Guidance
Copper[1]	thousand tonnes	287	270	296	446	**454**	455 – 530
Zinc							
Contained in concentrate[1]	thousand tonnes	607	650	644	616	**565**	410 – 460
Refined	thousand tonnes	279	249	267	256	**230**	190 – 230

Note:
1. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. Zinc contained in concentrate production includes co-product zinc production from our 22.5% interest in Antamina.

Average commodity prices and exchange rates for the past three years, which are key drivers of our profit, are summarized in the following table.

		US$					
		2025	% chg	2024	% chg		2023
Copper (LME cash — $/pound)	$	**4.51**	+9%	$ 4.15	+8%	$	3.85
Zinc (LME cash — $/pound)		**1.30**	+3%	1.26	+5%		1.20
Exchange rate (Bank of Canada)							
US$1 = CAD$		**1.40**	+2%	1.37	+1%		1.35
CAD$1 = US$		**0.72**	-2%	0.73	-1%		0.74

Our revenue, gross profit and gross profit before depreciation and amortization, by segment, for the past three years are summarized in the following table.

	Revenue			Gross Profit			Gross Profit Before Depreciation and Amortization[1]		
($ in millions)	**2025**	2024	2023	**2025**	2024	2023	**2025**	2024	2023
Copper	**$ 6,619**	$ 5,542	$ 3,425	**$ 1,773**	$ 1,045	$ 712	**$ 3,196**	$ 2,401	$ 1,265
Zinc	**4,137**	3,523	3,051	**884**	562	400	**1,143**	871	708
Total	**$ 10,756**	$ 9,065	$ 6,476	**$ 2,657**	$ 1,607	$ 1,112	**$ 4,339**	$ 3,272	$ 1,973

Note:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

COPPER

In 2025, we produced 453,500 tonnes of copper from our Quebrada Blanca and Carmen de Andacollo operations in Chile, our Highland Valley Copper Operations in Canada and our 22.5% interest in Antamina in Peru.

In 2025, our copper segment accounted for 62% of our revenue and 67% of our gross profit.

($ in millions)	Revenue			Gross Profit (Loss)			Gross Profit (Loss) Before Depreciation and Amortization[1]		
	2025	2024	2023	**2025**	2024	2023	**2025**	2024	2023
Quebrada Blanca	$ **2,475**	$ 2,376	$ 595	$ **171**	$ 38	$ (142)	$ **860**	$ 766	$ (61)
Highland Valley Copper	**1,883**	1,303	1,125	**499**	221	237	**850**	471	391
Antamina	**1,545**	1,436	1,296	**837**	737	657	**1,101**	1,038	899
Carmen de Andacollo	**716**	427	409	**263**	44	(32)	**382**	121	44
Other	**—**	—	—	**3**	5	(8)	**3**	5	(8)
Total	$ **6,619**	$ 5,542	$ 3,425	$ **1,773**	$ 1,045	$ 712	$ **3,196**	$ 2,401	$ 1,265

Note:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

(thousand tonnes)	Production[1]			Sales[1]		
	2025	2024	2023	**2025**	2024	2023
Quebrada Blanca	**190**	208	63	**173**	197	57
Highland Valley Copper	**127**	102	99	**126**	103	98
Antamina	**86**	96	95	**85**	98	95
Carmen de Andacollo	**51**	40	39	**53**	37	41
Total	**454**	446	296	**437**	435	291

Note:
1. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in the operation.

Operations

Quebrada Blanca

Quebrada Blanca Operations (QB) is located in the Tarapacá Region of northern Chile. We have a 60% indirect interest in Compañía Minera Teck Quebrada Blanca S.A. (QBSA). A 30% interest is owned indirectly by Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC), and 10% is owned by Corporación Nacional del Cobre de Chile (Codelco). Codelco's 10% preference share interest in QBSA does not require Codelco to fund capital spending, which is funded by Teck and SMM/SC on a *pro rata* basis.

QB's gross profit in 2025 was $171 million, compared with gross profit of $38 million in 2024 and a gross loss of $142 million in 2023. Gross profit in 2025 increased from 2024 primarily due to higher copper prices, higher molybdenum production resulting in higher by-product revenue, and lower smelter processing charges, partly offset by reduced sales volumes. Operating costs were consistent year over year, driven by lower energy costs resulting from lower production, and were partially offset by higher labour costs resulting primarily from new three-year collective bargaining agreements signed in 2024 and 2025.

QB produced 190,000 tonnes of copper in 2025 compared to 207,800 tonnes of copper in 2024. Copper production in 2025 was constrained by the pace of development of the TMF, requiring downtime in the concentrator to manage the rate of tailings rise. Ultimately, a sand wedge will be constructed using hydraulically placed sand, which will enable steady-state TMF development. While sand being produced in 2025 met design specifications, slow drainage caused by the presence of ultra fines delayed progress in development of the sand wedge. As a result, the mechanical construction of rock benches continues to be required, which led to additional downtime in 2025, particularly in the third quarter, and is expected to result in incremental downtime in 2026, as reflected in our previously disclosed 2026 annual production guidance for QB. We continue to expect that, from 2027 onwards, the TMF development should no longer be a constraint on production levels that are able to be achieved. During the fourth quarter of 2025, QB achieved progressive improvement in sand drainage rates. We completed the full replacement of the cyclone technology, which reduced the amount of ultra fines present in the sand, and successfully implemented refined sand placement improvements. The sand wedge development is progressing per plan and, with improved sand drainage rates, we expect completion of the sand wedge in 2026. Work also advanced in the fourth quarter on the construction of the remaining rock benches, in line with expectations.

Production in the first three quarters of 2025 was impacted by TMF-related downtime, noted above, with the best quarterly production of the year achieved in the fourth quarter due to continuous operations as sand deposition rate improvements and construction of the rock benches advanced. Throughput improved progressively through the fourth quarter, with December achieving the highest monthly rate of throughput in 2025, in line with rates achieved in the fourth quarter of 2024. Recoveries remained consistent over the quarter and within plan based on the type of ore being processed. Copper grades continued to align with plan and were 0.59% on average in the fourth quarter.

On June 2, 2025, Teck announced an outage of the shiploader at QB's port facility. Shiploader repairs at QB's port facility were completed at the end of January 2026. The first successful shipments were loaded in early February and normal operation of the shiploader has resumed. We were able to use alternative ports to ship material while the shiploader was under repair.

QB's third labour union ratified a new three-year collective bargaining agreement in early April 2025, completing all labour negotiations for QB's workforce. Labour agreements are now in place through 2028 across QB.

Production in 2026 at QB will continue to be constrained by TMF development. Consistent with our operating plans, we plan to continue to have quarterly maintenance shutdowns. Our previously disclosed annual 2026 copper production guidance for QB of between 200,000 and 235,000 tonnes is unchanged.

Our previously disclosed annual 2027 and 2028 copper production guidance for QB of between 240,000 and 275,000 tonnes and between 220,000 and 255,000 tonnes, respectively, is unchanged. Our 2028 copper production for QB is expected to be impacted by mining in a lower-grade pit, as previously disclosed. Grades are anticipated to increase in years beyond 2028, during which we expect to complete the implementation of optimization initiatives to enable an incremental 5%–10% improvement in throughput. At the same time, we will continue progressing work towards achieving design recoveries. Consistent with our previous disclosures, debottlenecking the QB plant (increasing throughput to between 165,000 and 185,000 tonnes per day) has not been embedded into guidance as we focus on ramping up the asset. While study work on the QB debottlenecking continues, we do not expect to submit a Declaration of Environmental Impact (DIA) permit application before the end of 2026.

Molybdenum production is expected to be between 2,800 and 3,400 tonnes in 2026, 4,700 and 5,600 tonnes in 2027, and 5,300 and 6,300 tonnes in 2028, as previously disclosed. Performance is expected to improve as the copper circuit stabilizes.

Highland Valley Copper

Highland Valley Copper Operations (HVC) is located in south-central B.C., Canada. Gross profit was $499 million in 2025, compared with $221 million in 2024 and $237 million in 2023. Gross profit in 2025 increased from 2024 primarily due to higher copper sales volumes and prices, partially offset by higher operating costs due to increased mine and mill tonnage.

Copper production in 2025 from HVC increased to 127,100 tonnes compared with 102,400 tonnes produced in 2024. The higher production in 2025 was primarily a result of higher grades and mill throughput as we mine a higher proportion of higher-grade Lornex ore, as expected in the mine plan, which was partly offset by mill availability.

Our previously disclosed annual 2026 copper production guidance for HVC of between 115,000 and 135,000 tonnes is unchanged. Copper production is expected to be between 135,000 and 155,000 tonnes in 2027 and between 100,000 and 120,000 tonnes in 2028, as previously disclosed. Molybdenum production in 2026 is expected to be between 1,500 and 1,800 tonnes, 1,800 and 2,000 tonnes in 2027, and 3,000 and 3,400 tonnes in 2028, as previously disclosed.

In 2025, the HVC MLE project was sanctioned, as outlined below. This wil extend the life of mine from 2028 to 2046 and is reflected in the production guidance ranges noted above from 2026 to 2028.

Highland Valley Copper Mine Life Extension (HVC MLE) Project

On July 23, 2025, our Board sanctioned the construction of the HVC MLE project. This followed the issuance of an Environmental Assessment Certificate and other required permits from the B.C. Government for the project on June 17, 2025. HVC MLE will extend the life of Highland Valley Copper from 2028 to 2046, with average copper production of 132,000 tonnes per year over the life of the mine.

Following Board sanctioning in July 2025, HVC MLE has entered execution, and detailed engineering is over 80% complete. Procurement activities are ongoing, with a significant volume of materials already delivered to the site. Construction activities are ramping up across multiple work fronts, supported by strong early productivity indicators. Site establishment is substantially complete, and work has begun on major scopes, including earthworks, pipelines, landfill and a warehouse.

HVC MLE total project capital cost is estimated to be between $2.1 and $2.4 billion and is expected to be spent between 2025 and 2028, which is unchanged from our previous disclosures. HVC MLE project capital expenditures were $330 million in 2025 and 2026 project capital expenditures are expected to be between $900 million and $1.2 billion.

Antamina

We have a 22.5% share interest in Compañía Minera Antamina S.A. (Antamina), a copper-zinc mine in Peru. The other shareholders are BHP (33.75%), Glencore (33.75%) and Mitsubishi Corporation (10%). Our share of gross profit in 2025 was $837 million compared with $737 million in 2024 and $657 million in 2023. Gross profit in 2025 was higher than 2024 as a result of higher copper and zinc prices, as well as higher zinc sales volumes driven by increased production. Operating costs year over year were consistent.

On a 100% basis, Antamina's copper production in 2025 was 381,800 tonnes compared with 426,900 tonnes produced in 2024, reflecting reduced treatment of copper-only ore, resulting in lower mill feed. Zinc production in 2025 increased significantly to 454,800 tonnes from 267,900 tonnes produced in 2024 as a result of processing a greater amount of copper-zinc ore in 2025. Molybdenum production in 2025 was 2,500 tonnes, which was 69% lower than the 8,100 tonnes produced in 2024.

Pursuant to a long-term streaming agreement made in 2015, Teck delivers an equivalent of 22.5% of payable silver sold by Antamina to a subsidiary of Franco-Nevada Corporation (FNC). FNC pays a cash price of 5% of the spot price at the time of each delivery, in addition to an upfront acquisition price previously paid. In 2025, approximately 3.0 million ounces of silver were delivered under the agreement. After 86 million ounces of silver have been delivered under the agreement, the stream will be reduced by one-third. A total of 32.2 million ounces of silver have been delivered under the agreement from the effective date in 2015 to December 31, 2025.

Our 22.5% share of copper production at Antamina will remain relatively stable over the next few years and zinc production is expected to decline, as expected in the mine plan, and consistent with our previous disclosures. Our 22.5% share of 2026 production at Antamina is expected to be between 95,000 and 105,000 tonnes of copper, between 35,000 and 45,000 tonnes of zinc, and between 700 and 1,000 tonnes of molybdenum. Our share of annual copper production is expected to be between 85,000 and 95,000 tonnes in 2027 and between 80,000 and 90,000 tonnes in 2028. Our share of annual zinc production is expected to be between 35,000 and 45,000 tonnes in 2027 and between 45,000 and 55,000 tonnes in 2028. Our share of annual molybdenum production is expected to be between 900 and 1,200 tonnes in 2027 and between 400 and 600 tonnes in 2028.

Carmen de Andacollo

We have a 90% interest in the Carmen de Andacollo mine, which is located in the Coquimbo Region of central Chile. The remaining 10% is owned by ENAMI, a state-owned Chilean mining company. Carmen de Andacollo's gross profit was $263 million in 2025 compared to a gross profit of $44 million in 2024 and gross loss of $32 million in 2023. The increase in gross profit in 2025 was primarily due to higher copper sales volumes and prices, and improved operational efficiency, partly offset by higher operating costs driven by higher production compared to 2024.

Carmen de Andacollo produced 50,500 tonnes of copper in 2025, higher than the 39,700 tonnes produced in 2024, despite a SAG mill structural failure in the second quarter that resulted in the mill being shut down for approximately one month. Mill throughput was higher year over year due to increased water availability in 2025. Gold production of 35,900 ounces in 2025 was higher than the 20,800 ounces produced in 2024, with 100% of the gold produced for the account of RGLD Gold AG, a wholly owned subsidiary of Royal Gold, Inc. In effect, 100% of gold production from the mine has been sold to Royal Gold, Inc., who pays a cash price of 15% of the monthly average gold price at the time of each delivery, in addition to an upfront acquisition price previously paid.

Drought conditions remain a risk to our annual production guidance for 2027 to 2028. As previously disclosed, annual copper production is expected to be between 45,000 and 55,000 tonnes in 2026, between 45,000 and 55,000 tonnes in 2027, and between 35,000 and 45,000 tonnes in 2028.

Copper Unit Costs

The following table presents our copper unit costs for the past three years. Unit costs for 2025 and 2024 include QB. Unit costs in 2023 exclude QB due to the construction and ramp-up phases of the operation during 2023.

Total cash unit costs[1] in 2025 were US$2.55 per pound, similar to US$2.54 per pound in 2024. Consistent total cash unit costs[1] were driven by increased copper production at Highland Valley Copper and lower smelter processing costs, offsetting lower QB production levels in 2025. Total cash unit costs[1] in 2024 of US$2.54 per pound were higher than 2023 total cash unit costs[1] of US$2.27 per pound due to continued ramp-up of QB production during 2024, which impacted both cost and production. This resulted in elevated total cash unit costs[1] in 2024 compared to the total cash unit costs[1] in 2023.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Net cash unit costs[1] in 2025 were US$2.03 per pound, compared with US$2.20 per pound in 2024. The reduction is due to increased by-product credits from higher Antamina zinc and QB molybdenum production in 2025. Net cash unit costs[1] in 2024 were US$2.20 per pound compared with US$1.87 per pound in 2023, primarily as a result of the elevated operating costs at QB as described above, as well as reduced zinc by-product credits from Antamina due to lower zinc production, as expected in the mine plan.

(amounts reported in US$ per pound)		2025		2024		2023[2]
Adjusted cash cost of sales[1]	$	2.50	$	2.34	$	2.04
Smelter processing charges		0.05		0.20		0.23
Total cash unit costs[1]	$	2.55	$	2.54	$	2.27
Cash margin for by-products[1]		(0.52)		(0.34)		(0.40)
Net cash unit costs[1]	$	2.03	$	2.20	$	1.87

Notes:
1.   This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.
2.   Excludes Quebrada Blanca.

Projects and Copper Growth

As outlined above, in the third quarter of 2025, Teck announced Board approval for construction of the HVC MLE project, extending the life of Canada's largest copper mine from 2028 through to 2046.

In line with our Comprehensive Operational Review, we have made the decision to postpone sanctioning of further copper growth projects, with adjusted timelines reflecting our prioritization of QB. However, we continue to advance our copper growth portfolio by progressing high-value projects toward sanction readiness. This includes advancing permitting, securing land access, and defining the business cases for Zafranal and San Nicolás. Feasibility studies, detailed engineering and early works are underway to position these projects for future sanction decisions.

These efforts will continue throughout 2026 and are reflected in our copper growth capital expenditure guidance of between $1.3 and $1.6 billion, including between $900 million and $1.2 billion relating to HVC MLE.

Zafranal

• Activities: In 2025, Zafranal made progress on the feasibility study, engineering and design activities. Work also began on the hydrogeological studies for the Well Field Majes area, with solid progress achieved by 2025 year-end. The construction permit application was submitted during the year, and the first stage received approval.

• Targeted upcoming milestones: In 2026 we will focus on identifying, evaluating and implementing opportunities to enhance the business case and on preparing for a future sanction decision. Zafranal will transition to asset preservation while this work is undertaken. Early work activities will cease within the first quarter of 2026, and contractors will continue to demobilize from the site by the end of the first quarter of 2026. Progress continues across key components, including permitting, land access, and feasibility study and engineering design.

Minas de San Nicolás

• Activities: 2025 activities included advancing the feasibility study and continued support of the Mexican Environmental Impact Assessment (Manifestación de Impacto Ambiental Regional, or MIA-R) permit application and the Change of Land Use (Estudios Técnicos Justificativos, or ETJ) permit application.

• Targeted upcoming milestones: All actions related to the MIA-R and ETJ permits are complete and a regulatory decision is expected in the first half of 2026. In the meantime, engineering continues for critical infrastructure to provide greater confidence in the feasibility study, to further de-risk the execution strategy and position the project for a potential sanction decision.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Markets

Copper prices on the London Metal Exchange (LME) averaged US$4.51 per pound in 2025, up 8.7% from an average of US$4.15 per pound in 2024. This was the highest annual average price in history. LME copper prices ended 2025 at US$5.67 per pound, up 44% compared to the closing price at the end of 2024.

Global copper stocks on the LME, Chicago Mercantile Exchange (CME) and Shanghai Futures Exchange (SHFE) were up 69.5% or 305,200 tonnes during the year, ending 2025 at 744,200 tonnes. This was primarily due to a significant rise in CME inventory, which was up by more than 369,000 tonnes over the year, owing to a persistent CME price premium over LME levels. Estimated total reported global stocks, including producer, consumer, merchant and terminal stocks, stood at an estimated 21.5 days of global consumption, versus the 25-year average of 25.9 days.

In 2025, global copper mine production increased 1.3%, according to Benchmark Mineral Intelligence, with total production estimated at 23.4 million tonnes. This was well below the level of capacity addition at smelters, leading to historically low spot treatment and refining charges, and global smelter capacity utilization falling to approximately 75%, the lowest in recent history.

Chinese imports of copper concentrates increased 7.9% from 2024 levels to reach over 7.5 million tonnes of contained copper. Scrap imports into China rose 3.6% in the year, while Benchmark Mineral Intelligence's estimate of global copper scrap availability increased 7.8% in 2025 due to stronger prices and smelters' need to offset a lack of concentrate supply. Availability of copper raw materials is expected to remain constrained relative to smelter needs in 2026.

China's refined cathode imports in 2025 were 8.2% lower than 2024, totalling 3.1 million tonnes in 2025, continuing the decade-long import trend of approximately 3 million tonnes. With an increase in refined production, Benchmark Mineral Intelligence estimates that refined copper consumption grew in China by 3.8% in 2025, equivalent to 2024's growth, supported by strong growth in energy transition-related areas that more than offset ongoing construction weakness. Ex-China demand grew approximately 1% over the year, despite another year of strong growth in India.

Benchmark Mineral Intelligence estimates global refined copper production grew 1.6% in 2025, and will increase by 0.8% in 2026, reaching 27.7 million tonnes. Demand in 2026 is forecast to increase 2.1% to 27.9 million tonnes, putting the metal market into deficit. Demand forecasts for 2026 are currently below trend, as Chinese copper consumption growth slows and higher prices put pressure on downstream copper consumers. Additionally, U.S. tariff policies continue to redirect trade patterns, and promote market regionalization.



Copper Price and LME Inventory
Source: LME

LME inventory (tonnes in thousands)
Copper price (US$ per pound)

Global Demand for Copper
Source: Wood Mackenzie

Rest of the world (tonnes in millions)
China (tonnes in millions)

Global Copper Inventories
Source: ICSG, LME, CME, SHFE, SMM, CRU

Inventories (tonnes in thousands)
Days of global consumption
25-year average days inventory

Outlook

Our 2026–2028 annual production and 2026 annual cost guidance for our copper segment is outlined in our guidance tables on pages 40–41 and is unchanged from our previously disclosed guidance.

Total copper production in 2026 is expected to be between 455,000 and 530,000 tonnes, compared to the 453,500 tonnes produced in 2025. Copper production guidance is outlined for each operation above.

Annual production plans are based on mine plans, which contain normal grade variability and periodic planned maintenance shutdowns, which are reflected in our annual production guidance for our operations. In 2026, quarterly production is generally expected to be consistent quarter over quarter, but we expect slightly lower grades and recoveries at QB in the first half of the 2026 based on the current mine plan. In the second half of 2026, grades and recoveries are expected to improve at QB. We also expect lower mill throughput and recoveries at HVC in the fourth quarter of 2026 as we process less Lornex ore and more ore from the Bethlehem and Highmont pits.

2026 sustaining capital expenditures in our copper segment are expected to be between $1.2 and $1.3 billion. The 2026 guidance includes $390 to $460 million for QB TMF development work, which is unchanged from our previous disclosures.

2026 capitalized stripping costs in our copper segment are expected to increase compared to 2025 to between $450 and $550 million as stripping activities increase to enable the HVC Mine Life Extension where capitalized stripping costs are expected to remain at elevated levels through 2029.

Our 2026 growth capital expenditure guidance of between $1.3 and $1.6 billion includes between $900 million and $1.2 billion relating to HVC MLE. The remaining growth capital primarily relates to our other near-term copper growth projects, including Zafranal, and is focused on advancing engineering, feasibility studies and permitting.

Our 2026 copper net cash unit costs[1], including QB, are expected to be between US$1.85 and $2.20 per pound, in line with our 2025 net cash unit costs[1], reflecting strong cost discipline across our operations and an increase in copper production. We continue to review a range of measures to optimize operating costs across our portfolio in light of revised production profiles.

In 2026, QB's net cash unit costs[1] are expected to be between US$2.25 and US$2.70 per pound, a reduction from our 2025 QB net cash unit costs[1] of US$2.67 per pound. The improvement in QB's net cash unit costs[1] is primarily due to an increase in copper and molybdenum production expected in 2026, further enhanced by the return of the QB shiploader to service early in 2026. We will continue working on identifying opportunities to further optimize the cost base.

Total copper production is expected to be between 505,000 and 580,000 tonnes in 2027 and 435,000 and 510,000 tonnes in 2028.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

ZINC

We are one of the world's largest producers of mined zinc, primarily from our Red Dog Operations in Alaska, and the Antamina copper mine in northern Peru, which has significant zinc co-product production. Our metallurgical complex in Trail, B.C. is one of the world's largest integrated zinc and lead smelting and refining operations. In 2025, we produced 565,000 tonnes of zinc in concentrate, while our Trail Operations produced 229,900 tonnes of refined zinc.

In 2025, our zinc segment accounted for 38% of revenue and 33% of our gross profit.

($ in millions)	Revenue			Gross Profit (Loss)			Gross Profit (Loss) Before Depreciation and Amortization[1]		
	2025	2024	2023	**2025**	2024	2023	**2025**	2024	2023
Red Dog	**$ 2,182**	$ 2,059	$ 1,596	**$ 588**	$ 620	$ 408	**$ 846**	$ 851	$ 611
Trail Operations	**2,489**	2,003	1,992	**281**	(66)	(2)	**282**	12	103
Other	**9**	8	6	**15**	8	(6)	**15**	8	(6)
Intra-segment	**(543)**	(547)	(543)	**—**	—	—	**—**	—	—
Total	**$ 4,137**	$ 3,523	$ 3,051	**$ 884**	$ 562	$ 400	**$ 1,143**	$ 871	$ 708

Note:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

(thousand tonnes)	Production			Sales		
	2025	2024	2023	**2025**	2024	2023
Refined zinc						
Trail Operations	**230**	256	267	**224**	260	258
Contained in concentrate						
Red Dog	**463**	556	540	**535**	574	553
Antamina[1]	**102**	60	104	**101**	61	107
Total	**565**	616	644	**636**	635	660

Note:
1. Co-product zinc production from our 22.5% interest in Antamina.

Operations

Red Dog

Our Red Dog Operations, located in northwest Alaska, is one of the world's largest zinc mines and includes lead, silver and germanium, among other by-products. Gross profit in 2025 was $588 million compared with $620 million in 2024 and $408 million in 2023. The decrease in gross profit in 2025 compared with 2024 was primarily due to reduced sales volumes resulting from lower production as zinc grades decreased, and higher operating costs, which were partially offset by lower treatment charges and increased by-product revenues from silver.

In 2025, zinc production at Red Dog was 462,700 tonnes, compared with 555,600 tonnes produced in 2024. Production in 2025 decreased due to lower grades and recoveries, as expected in the mine plan. Lead production in 2025 of 107,000 tonnes was similar to 109,100 tonnes produced in 2024, as increased mill throughput and recoveries were largely offset by lower grades.

Red Dog's location exposes the operation to severe weather and winter ice conditions, which can significantly affect production, sales volumes and operating costs. In addition, the mine's bulk supply deliveries and all concentrate shipments occur during a short ocean shipping season that normally runs from early July to late October. This short shipping season means that Red Dog's sales volumes are usually higher in the last six months of the year, resulting in significant variability in its quarterly profit, depending on metal prices.

The 2025 Red Dog concentrate shipping season commenced on July 11, 2025, and was completed on October 21, 2025. A total of 1.2 million wet metric tonnes of zinc and lead concentrate was safely transloaded from our coastal barges onto 22 ships for delivery to our global customers.

In accordance with the operating agreement governing the Red Dog mine between Teck and NANA Regional Corporation, Inc. (NANA), we pay a royalty on net proceeds of production to NANA, which increased from 35% to 40% in October 2022. This royalty increases by 5% every fifth year to a maximum of 50%, with the next adjustment to 45% anticipated to occur in October 2027. The NANA royalty expense in 2025 was US$372 million compared with US$327 million in 2024. NANA has advised us that it ultimately shares approximately 60% of the royalty, net of allowable costs, with other Regional Alaska Native Corporations pursuant to section 7(i) of the *Alaska Native Claims Settlement Act.*

As previously disclosed, grades at Red Dog are expected to reduce as the operation nears the end of mine life. We are currently mining in the Aqqaluk and Qanaiyaq pits, with the latter expected to be depleted in 2026. Higher-than-average precipitation events have caused slippage along a known fault in the Aqqaluk pit, requiring mining in areas with lower grade, resulting in lower production of zinc in concentrate expected in 2026, 2027 and 2028. Our previously disclosed guidance is unchanged and in 2026, Red Dog is expected to produce zinc in concentrate of between 375,000 and 415,000 tonnes and between 70,000 and 90,000 tonnes of lead. Annual zinc production is expected to be between 330,000 and 370,000 tonnes in 2027 and between 230,000 and 270,000 tonnes in 2028. Beyond 2028, production is expected to continue at similar levels through the end of mine life in 2032. Annual lead production is expected to be between 60,000 and 80,000 tonnes in 2027 and between 50,000 and 65,000 tonnes in 2028.

Red Dog Mine Life Extension (Red Dog MLE)

We are focused on the Red Dog MLE project, formerly known as the Red Dog Anarraaq and Aktigiruq Extension Program (AAEP), which is located in the Red Dog district in Alaska, where we have several high-quality opportunities located between 10 and 20 kilometres from our existing Red Dog Operations. The project is currently in the prefeasibility study stage. In 2025, we advanced construction of an all-season road to access and drill the deposits, which are critical to the extension of the mine life of Red Dog. In 2026, we expect growth capital expenditures of between $200 and $250 million, focused on completing the all-season road access, continuing drilling of the deposit and advancing the prefeasibility study.

Trail Operations

Our Trail Operations in southern B.C. produces refined zinc and lead, and critical minerals such as germanium, indium and antimony as well as chemicals and fertilizer products.

Trail Operations' gross profit in 2025 was $281 million compared to a gross loss of $66 million in 2024 and a gross loss of $2 million in 2023. The gross profit in 2025 is primarily from by-product pricing such as silver, germanium and indium and the implementation of initiatives to improve profitability and cash flows, including driving higher by-product production through the processing of stockpiled residues and improved commodity prices. Our focus at Trail has been on improving its profitability and cash generation, through prioritizing processing of residues over maximizing refined zinc production. Processing residues enables us to reduce concentrate purchases in a low treatment charge environment, improving profitability.

As a result of our focus on improving profitability at Trail, as noted above, refined zinc production in 2025 decreased to 229,900 tonnes compared with 256,000 tonnes in 2024, as planned. Refined lead production in 2025 was 80,100 tonnes compared with 61,100 tonnes in 2024. Silver production was 11.4 million ounces in 2025 compared to 8.6 million ounces in 2024. The increase in both lead and silver production between 2025 and 2024 is attributable to our operating strategy focused on maximizing production of high-margin by-products.

In the third quarter of 2024, as a result of the challenging environment for treatment charges due to a global shortage of zinc concentrate and continued operating losses, combined with the fire in the electrolytic plant affecting expected operations in the fourth quarter, we recorded a pre-tax impairment charge of $1.1 billion on our Trail Operations, as previously disclosed.

Our recycling process treated 23,500 tonnes of material in 2025, and we plan to treat approximately 29,000 tonnes in 2026. Our focus remains on treating lead acid batteries and cathode ray tube glass, plus small quantities of zinc alkaline batteries and other post-consumer waste.

As previously disclosed, refined zinc production at our Trail Operations is expected to be between 190,000 and 230,000 tonnes in 2026, compared to 229,900 tonnes in 2025. We expect residues to continue to be available for processing through 2026, and we remain focused on continuing to implement a range of initiatives to further improve cash generation and on assessing whether residues can be processed for an extended period of time beyond 2026. We assume a return to full annual production levels of 260,000 to 300,000 tonnes of refined zinc production in 2027 and 2028, consistent with the capacity of our Trail Operations, subject to market conditions and optimizing for value and financial outcomes.

Zinc Unit Costs

The following table presents our zinc unit costs for the past three years for our Red Dog Operations only.

Total cash unit costs[1] for Red Dog were US$0.60 per pound in 2025 compared with US$0.61 per pound in 2024 and US$0.68 per pound in 2023. Total cash unit costs[1] in 2025 decreased slightly from 2024 levels primarily as a result of reduced smelter processing charges, largely offset by lower zinc production volumes driving increased costs per pound. Total cash unit costs[1] in 2024 decreased from 2023 levels primarily as a result of reduced smelter processing charges, partly offset by higher key consumable costs that increased due to inflationary impacts despite our focused efforts on managing our controllable operating expenditures.

Net cash unit costs[1] for Red Dog were US$0.33 per pound in 2025 compared with US$0.39 per pound in 2024 and US$0.55 per pound in 2023. Net cash unit costs[1] in 2025 decreased from 2024 due to higher by-product revenues from silver and germanium and lower smelter processing charges. Net cash unit costs[1] in 2024 decreased from 2023 partly due to higher by-product revenues from lead and silver, and lower smelter processing charges.

(amounts reported in US$ per pound)		2025		2024		2023
Adjusted cash cost of sales[1]	$	0.50	$	0.44	$	0.42
Smelter processing charges		0.10		0.17		0.26
Total cash unit costs[1]	$	**0.60**	$	0.61	$	0.68
Cash margin for by-products[1]		**(0.27)**		(0.22)		(0.13)
Net cash unit costs[1]	$	**0.33**	$	0.39	$	0.55

Note:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Markets

Zinc prices on the LME averaged US$1.30 per pound during 2025, increasing 3.2% from US$1.26 per pound in 2024 and ending 2025 at US$1.40 per pound.

Zinc stocks on the LME fell by 127,300 tonnes in 2025 (-54.2%), while SHFE stocks rose by 42,700 tonnes (+141%), finishing the year at a combined 179,300 tonnes, a drop of 85,000 tonnes from end of 2024 levels. Total reported global stocks, which include producer, consumer, merchant and terminal stocks, fell by approximately 88,200 tonnes in 2025 to just under 183,900 tonnes at year-end, representing an estimated 4.7 days of global demand, compared to 7.1 days at the end of 2024 and the 25-year average of 15.7 days.

In 2025, global zinc mine production increased for the first year since 2021, rising by 4.7% according to industry consultant Wood Mackenzie, with total mine production of 12.8 million tonnes. Despite this, zinc mine production has not grown materially since 2011, remaining at or below 13 million tonnes per year. Wood Mackenzie expects global zinc mine production to grow just 0.1% in 2026, staying at 12.8 million tonnes after a production adjustment for potential disruptions.

Wood Mackenzie data shows global refined zinc production grew by 2.6% in 2025 to 13.7 million tonnes, as refined production in China rebounded from the feed constraints of 2024, up 9.7% year over year. This was supported by a 30% increase in Chinese zinc concentrate imports. However, as domestic self-sufficiency increased Chinese zinc metal imports were down 39% over 2024 levels. Wood Mackenzie estimates refined zinc production will grow a further 1.3% in 2026.

Global refined zinc demand rose 1.6% in 2025 to 13.7 million tonnes, with demand in China lagging global growth at 0.7% or approximately 7.0 million tonnes. India moved past the U.S. to become the second-largest zinc consumer globally, growing 4.9% to around 850,000 tonnes of demand due to its rising middle class, growing auto sector infrastructure investment and increased use of galvanized steel in numerous applications. Demand in Europe rose by 1.8% due to normalization in energy prices and infrastructure investment, offsetting a weakening auto sector. In North America, demand fell by 5.4% in 2025, according to Wood Mackenzie, based on a weakened auto sector further hampered by tariffs, persisting inflationary pressures and a stalled energy transition infrastructure rollout. In 2026, Wood Mackenzie expects demand for zinc to grow globally by 1.1% to 13.8 million tonnes, with growth coming primarily from China, India, Europe and the Middle East.

As a result, Wood Mackenzie estimates the global zinc metal market moved into a 40,000-tonne surplus in 2025, easing from a 2024 deficit of 224,000 tonnes. For 2026, another small surplus of 63,000 tonnes is anticipated, using Wood Mackenzie figures.



Zinc Price and LME Inventory
Source: LME

- ■ LME inventory (tonnes in thousands)
- ■ Zinc price (US$ per pound)

Global Demand for Zinc
Source: Wood Mackenzie

- ■ Rest of the world (tonnes in millions)
- ■ China (tonnes in millions)

Global Zinc Inventories
Source: ILZSG, LME, SHFE, SMM, CRU

- ■ Inventories (tonnes in thousands)
- ■ Days of global consumption
- ■ 25-year average days inventory

Outlook

Our 2026–2028 annual production and 2026 annual cost guidance for our zinc segment are outlined in our guidance tables on pages 40–41, and is unchanged from our previously disclosed guidance. As disclosed on January 20, 2026, the 2026 annual zinc in concentrate production guidance for Antamina was updated to 35,000 to 45,000 tonnes, reflecting an updated mine plan, finalized in the fourth quarter of 2025.

As Red Dog approaches end of mine life, 2026 marks a shift in zinc grades as we expect to complete mining our higher-grade material from the Qanaiyaq pit and to move to lower-grade Aqqaluk ore in the fourth quarter.

Total zinc in concentrate production in 2026 is expected to be between 410,000 and 460,000 tonnes, compared to 565,000 tonnes in 2025. Production in each of the next two years is expected to decrease, primarily due to declining grades at Red Dog. Annual zinc in concentrate production is expected to be between 365,000 and 415,000 tonnes in 2027 and between 275,000 and 325,000 tonnes in 2028. Beyond 2028, production is expected to continue at similar levels through the end of Red Dog's mine life.

Refined zinc production is expected to be between 190,000 and 230,000 tonnes in 2026 compared to 229,900 tonnes in 2025, as outlined above.

We expect sales of zinc in concentrate at Red Dog to be in the range of between 40,000 and 50,000 tonnes in the first quarter of 2026, reflecting the seasonality of Red Dog sales.

Our 2026 annual sustaining capital expenditures in our zinc segment are expected to be between $150 and $200 million, similar to 2025. Capitalized stripping costs in 2026 are expected to decrease to between $5 and $10 million as Red Dog nears the end of mine life.

As outlined above, Red Dog MLE has several high-quality opportunities that could extend the mine life of Red Dog beyond 2032. The expected 2026 capital spend for these activities is between $200 and $250 million.

Our 2026 zinc net cash unit costs[1] are expected to be between US$0.65 and $0.75 per pound, which is higher than our 2025 net cash unit costs[1] of US$0.33 per pound, primarily due to the effect of lower zinc production expected in 2026, mostly from lower grades.

---

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

EXPLORATION

Exploration plays three critical roles at Teck:

- Discovery of new orebodies through early-stage greenfield exploration on Teck-owned properties and third-party properties via option and earn-in agreements
- Brownfield exploration and drilling activities at existing Teck projects and operations
- Pursuit, evaluation and acquisition of third-party exploration and development opportunities

Throughout 2025, we conducted exploration around our existing operations and globally in nine countries through our six regional offices. Exploration expenditures in 2025 were $90 million, focused on copper, nickel and zinc. This compares with expenditures in 2024 of $87 million, and includes the completion of drilling programs in Argentina, Armenia, Australia, Canada, Chile, Kazakhstan, Peru, Türkiye and the U.S. We continue to work closely with local communities in the areas we operate and, in 2025, we experienced no significant access issues or project delays and were able to drill more projects than originally planned.

Work continued at QB in 2025 on project de-risking activities (e.g., geotechnical and infill drilling) in support of future expansions and on advanced drilling to de-risk production.

Early-stage copper exploration in 2025 focused primarily on advancing projects targeting economic porphyry-style mineralization in Argentina, Armenia, Kazakhstan and Peru, and on evaluating new opportunities in South America, Europe, central Asia and southern Africa. In 2026, we plan to drill early-stage copper projects in Argentina and Peru.

In 2025, we continued to grow our portfolio of nickel-copper exploration opportunities, with initial drilling conducted on projects in Australia and Canada, and work completed to define targets for drilling in the U.S. In 2026, we will continue to advance this portfolio.

Zinc exploration in 2025 was concentrated on an advanced-stage project in the Red Dog district in Alaska. We continued to advance a zinc-copper-silver project in eastern Türkiye. In 2026, we plan to continue drilling advanced-stage projects in the Red Dog mine district in Alaska.

Teck's exploration strategy is underpinned by an agile commercial mindset whereby we manage and refresh a portfolio of commercial assets such as retained project royalties and equity in junior exploration companies. In 2025, investments were made in exploration companies with copper portfolios in Canada, Colombia, Kazakhstan, Peru and the U.S., and nickel portfolios in Canada. Additionally, exploration agreements were signed with exploration companies with projects in Armenia, Peru, the U.S. and Zambia.

FINANCIAL OVERVIEW

Financial Summary

($ in millions, except per share data)	2025	2024	2023
Revenue and profit			
Revenue	$ 10,756	$ 9,065	$ 6,476
Gross profit	$ 2,657	$ 1,607	$ 1,112
Gross profit before depreciation and amortization[1]	$ 4,339	$ 3,272	$ 1,973
Profit (loss) from continuing operations before taxes	$ 1,656	$ (718)	$ (75)
Adjusted EBITDA[1]	$ 4,333	$ 2,933	$ 1,436
Profit (loss) from continuing operations attributable to shareholders	$ 1,401	$ (467)	$ (118)
Profit attributable to shareholders	$ 1,401	$ 406	$ 2,409
Cash flow			
Cash flow from operations	$ 1,479	$ 2,790	$ 4,084
Expenditures on property, plant and equipment	$ 1,838	$ 2,262	$ 3,885
Capitalized stripping costs	$ 224	$ 373	$ 455
Balance sheet			
Cash and cash equivalents	$ 5,012	$ 7,587	$ 744
Total assets	$ 45,436	$ 47,037	$ 56,193
Debt and lease liabilities, including current portion	$ 4,862	$ 5,482	$ 7,595
Per share amounts			
Basic earnings (loss) per share from continuing operations	$ 2.84	$ (0.90)	$ (0.23)
Diluted earnings (loss) per share from continuing operations	$ 2.83	$ (0.90)	$ (0.23)
Basic earnings per share	$ 2.84	$ 0.79	$ 4.65
Diluted earnings per share	$ 2.83	$ 0.78	$ 4.59
Dividends declared per share	$ 0.50	$ 1.00	$ 1.00

Note:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Our revenue and profit depend on the prices for the commodities we produce, sell and use in our production processes. Commodity prices are determined by the supply of and demand for those commodities, which are influenced by global economic conditions. We normally sell the products that we produce at prevailing market prices. Prices for our products can fluctuate significantly, and that volatility can have a material effect on our financial results.

Foreign exchange rate movements can also have a significant effect on our results and cash flows, as substantial portions of our operating costs are incurred in Canadian dollars and the Chilean peso, and most of our revenue and debt is denominated in U.S. dollars. We determine our financial results in local currency and report those results in Canadian dollars; accordingly, our reported operating results and cash flows are affected by changes in the Canadian dollar exchange rate relative to the U.S. dollar, as well as the Peruvian sol and Chilean peso.

In 2025, our profit from continuing operations attributable to shareholders was $1.4 billion, or $2.84 per share compared with a loss from continuing operations attributable to shareholders of $467 million, or $0.90 per share in 2024. Our profit improved in 2025 due to higher commodity prices, particularly for copper, reduced smelter processing charges for copper and zinc, higher by-product revenues and improved profitability from our Trail Operations. Our loss in 2024 included an $828 million non-cash, after-tax impairment charge on our Trail Operations, primarily the result of a challenging environment for treatment charges due to a global shortage of zinc concentrate and continued operating losses.

In 2024, we completed the sale of 23% of the steelmaking coal business, Elk Valley Resources (EVR) to Nippon Steel Corporation (NSC) and POSCO for upfront proceeds of US$1.3 billion in January, and the remaining 77% of EVR to Glencore plc (Glencore) for proceeds of US$7.3 billion on July 11, 2024. As a result of the completion of the sale of our steelmaking coal business, results from that business have been presented as discontinued operations for 2024 and 2023 in this 2025 Management's Discussion and Analysis and in our 2025 annual audited consolidated financial statements. Further detail is provided in the Discontinued Operations section below.

Our profit and loss over the past three years includes items that we segregate for additional disclosure to investors so that the underlying profit of the company may be more clearly understood. Our adjusted profit from continuing operations attributable to shareholders[1] presented in the table below excludes results from EVR for 2024 and 2023, as results from EVR have been classified and presented as discounted operations in these periods.

Our adjusted EBITDA[1], taking into account the items identified in the table below, was $4.3 billion in 2025 compared with $2.9 billion in 2024. Our adjusted profit from continuing operations attributable to shareholders[1], which takes these items into account, was $1.5 billion in 2025 compared with $605 million in 2024, or $3.10 and $1.17 per share, respectively. These items adjusted are described below and summarized in the table that follows.

The most significant after-tax adjustments to profit in 2025 were a $172 million charge for environmental costs primarily related to the remeasurement of decommissioning and restoration provisions for closed operations, commodity derivative gains of $105 million, and an $86 million gain from changes to the carrying value of the financial liability associated with the preferential dividend stream to Codelco.

In 2024, the most significant after-tax adjustments to profit were an impairment charge of $828 million on our Trail Operations, as outlined below, foreign exchange gains of $137 million, and $178 million of tax charges, primarily related to the derecognition of deferred tax assets.

The following table shows the effect of the above-noted items on our profit and loss.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

($ in millions, except per share data)	2025	2024	2023
Profit (loss) from continuing operations attributable to shareholders	$ **1,401**	$ (467)	$ (118)
Add (deduct) on an after-tax basis:			
Asset impairment	**—**	828	—
QB variable consideration to IMSA and Codelco	**(86)**	32	95
Environmental costs	**172**	3	88
Share-based compensation	**52**	72	63
Commodity derivatives	**(105)**	(65)	9
Foreign exchange (gains) losses	**37**	(137)	(8)
Tax items	**(82)**	178	69
Other	**144**	161	91
Adjusted profit from continuing operations attributable to shareholders[1]	$ **1,533**	$ 605	$ 289
Basic earnings (loss) per share from continuing operations	$ **2.84**	$ (0.90)	$ (0.23)
Diluted earnings (loss) per share from continuing operations	$ **2.83**	$ (0.90)	$ (0.23)
Adjusted basic earnings per share from continuing operations[1]	$ **3.10**	$ 1.17	$ 0.56
Adjusted diluted earnings per share from continuing operations[1]	$ **3.09**	$ 1.16	$ 0.55

Note:
1.   This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Cash flow from operations in 2025 was $1.5 billion compared with $2.8 billion in 2024 and $4.1 billion in 2023. Cash flow from operations in 2025 benefited from higher profit from continuing operations and lower cash taxes paid than 2024; however, cash flow from operations in 2024 included cash flows from the steelmaking coal business up to the closing date of the sale on July 11, 2024. Changes in cash flow from operations are also impacted by varying commodity prices, changes in sales volumes of our principal products and, to some extent, changes in foreign exchange rates and changes in working capital items.

At December 31, 2025, our cash balance was $5.0 billion. Total debt was $4.9 billion and our net debt to net debt-plus-equity ratio[1] was negative 1% at December 31, 2025, compared with negative 8% at December 31, 2024 and 19% at the end of 2023.

Gross Profit

Our gross profit is made up of our revenue less the operating expenses at our producing operations, including depreciation and amortization. Income and expenses from our business activities that do not produce commodities for sale are included in our other operating income and expenses or in our non-operating income and expenses.

Our principal commodities are copper and zinc, which accounted for 54% and 24% of our revenue, respectively, in 2025. Silver and lead are significant by-products of our zinc operations, accounting for 13% of our 2025 revenue. We also produce a number of other by-products, including molybdenum, germanium, gold, various specialty metals, chemicals and fertilizers, which in total accounted for 9% of our revenue in 2025.

Our revenue is affected by sales volumes, which are determined by our production levels and by demand for the commodities we produce, commodity prices and currency exchange rates.

Our revenue was $10.8 billion in 2025 compared with $9.1 billion in 2024 and $6.5 billion in 2023. The increase in 2025 compared to 2024 was primarily due to higher commodity prices, particularly copper. Average prices for copper (LME) increased by 9% in 2025 compared with 2024, and average zinc (LME) prices increased by 3%. Prices for silver, lead and our other various by-products also increased in 2025 as compared with 2024 levels.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Our cost of sales includes all of the expenses required to produce our products, such as labour, energy, operating supplies, concentrates purchased for our Trail Operations' refining and smelting activities, royalties, and marketing and distribution costs required to sell and transport our products to various delivery points. Our cost of sales also includes depreciation and amortization expense. Due to the geographic locations of many of our operations, we are highly dependent on third parties for the provision of rail, port and other distribution services. In certain circumstances, we negotiate prices and other terms for the provision of these services where we may not have viable alternatives to using specific providers or may not have access to regulated rate-setting mechanisms or appropriate remedies for service failures. Contractual disputes, demurrage charges, availability of vessels and railcars, weather problems and other factors, as well as rail and port capacity issues, can have a material effect on our ability to transport materials from our suppliers and to our customers in accordance with schedules and contractual commitments.

Our costs are dictated mainly by our production volumes; by the costs for labour, operating supplies and concentrate purchases; by strip ratios, haul distances and ore grades; by distribution costs, commodity prices, foreign exchange rates and costs related to non-routine maintenance projects; and by our ability to manage these costs. Production volumes mainly affect our variable operating and distribution costs. In addition, production affects our sales volumes; when combined with commodity prices, this affects profitability and our royalty expenses.

Our cost of sales was $8.1 billion in 2025, compared with $7.5 billion in 2024 and $5.4 billion in 2023. The increase in cost of sales in 2025 compared to 2024 was partly due to an increase in cost of sales at Highland Valley Copper of approximately $300 million, reflecting a 23% increase in sales volumes in 2025 over 2024 levels. In addition, concentrate purchase costs increased at Trail, reflecting higher commodity prices and the impact of lower zinc treatment charges.

Other Expenses

($ in millions)	2025	2024	2023
General and administration	$ 269	$ 275	$ 296
Exploration	90	87	86
Research and innovation	35	50	117
Asset impairment	—	1,053	—
Other operating (income) expense	15	151	391
Finance income	(271)	(234)	(110)
Finance expense	912	953	160
Non-operating (income) expense	(52)	(7)	249
Share of (profit) loss of joint venture and associate	3	(3)	(2)
	$ 1,001	$ 2,325	$ 1,187

In 2025, general and administration expenses decreased to $269 million compared with $275 million in 2024 and $296 million in 2023. Research and innovation expenses decreased to $35 million compared with $50 million in 2024 and $117 million in 2023. The reduction in these corporate costs is the result of our continued actions taken across our business to reduce structural costs. Since 2023, we have reduced general and administration and research and innovation costs by $109 million or 26%.

Our exploration expenses in 2025 of $90 million — focused on copper, nickel and zinc — were similar to expenditures in 2024 of $87 million.

We must continually replace our reserves as they are depleted in order to maintain production levels over the long term. We try to do this through our exploration and development programs and through acquisition of interests in new properties or in companies that own them. Exploration for minerals is highly speculative, and the projects involve many risks. The vast majority of exploration projects are unsuccessful and there are no assurances that current or future exploration programs will find deposits that are ultimately brought into production.

Other operating income and expense includes items we consider to be related to the operation of our business, such as settlement pricing adjustments (which are further described below), share-based compensation, gains or losses on commodity derivatives, gains or losses on the sale of operating or exploration assets, and provisions for various costs at our closed properties. Significant items in 2025 included $512 million of positive pricing adjustments primarily reflecting rising copper prices in the year, particularly in the fourth quarter, $144 million of gains on commodity derivatives, $208 million of environmental costs primarily related to the remeasurement of our decommissioning and restoration provisions for closed operations, and $66 million of share-based compensation expense relating to an increase in our share price in the year. Significant items in 2024 included $65 million of positive pricing adjustments, $91 million of share-based compensation expense relating to an increase in our share price, and $90 million of gains on commodity derivatives.

Revenue, including revenue from the sale of by-products, is recognized at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have a present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms and there is no unfulfilled obligation that could affect the customer's acceptance of the product.

For copper, zinc and lead concentrate sales, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by the customer. Additionally, for a minority of copper concentrate sales, control of the product transfers to the customer when an individual shipment parcel is delivered to a specified location. A minority of zinc concentrate sales are made on consignment. For consignment transactions, control of the product transfers to the customer and revenue is recognized at the time the product is consumed in the customer's process.

The majority of our metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, revenue is recorded based on the estimated consideration to be received at the date of sale, with reference to relevant commodity market prices.

For sales of refined metals, control of the product transfers to the customer when the product is loaded onto a carrier accepted by the customer. For these products, loading generally coincides with the transfer of title. Our refined metals are sold under spot or average pricing contracts. For spot sales contracts, pricing is final when revenue is recognized. For refined metal sales contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to commodity market prices.

Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity; accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables related to price changes are recorded in other operating income (expense).

The following table outlines our outstanding receivable positions, which were subject to provisional pricing terms at December 31, 2025 and 2024, respectively.

(payable pounds in millions)	Outstanding at December 31, 2025		Outstanding at December 31, 2024	
	Pounds	US$/lb.	Pounds	US$/lb.
Copper	214	5.64	178	3.97
Zinc	189	1.41	141	1.34

Our finance income increased to $271 million in 2025 compared with $234 million in 2024 and $110 million in 2023. The increase in finance income in 2025 is a result of higher investment income on our higher average cash balance during 2025, as compared to 2024 when the proceeds from the sale of the steelmaking coal business were received in July 2024.

Our finance expense includes the interest expense on our debt; on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees; the interest components of our pension obligations; and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. Our finance expense was $912 million in 2025 compared with $953 million in 2024. The reduction in our finance expense reflects a full year of lower debt balances in 2025, as we significantly reduced our debt during 2024, and our continued reduction of the QB project financing facility through scheduled semi-annual repayments. These items were partly offset by a reduction in the amount of interest capitalized on our various projects.

Non-operating income (expense) includes items that arise from financial and other matters, and includes such items as foreign exchange gains or losses, debt refinancing costs, and changes in the carrying value of the financial liability relating to QB variable consideration to Inversiones Mineras S.A. (IMSA) and Codelco, as outlined below.

In 2025, non-operating expenses included $41 million of foreign exchange losses and a $142 million gain associated with QB variable consideration to IMSA and Codelco. The $142 million gain was due to the revaluation of the financial liability for the preferential dividend stream related to Codelco's interest in QBSA, which is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affects the timing of when QBSA repays the loans. There was no gain or expense relating to the revaluation of the derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in QBSA through the purchase of IMSA, a private Chilean company and former QBSA shareholder. The purchase price at the date of acquisition included additional amounts that may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following commencement of commercial production, as defined in the acquisition agreement, up to a cumulative maximum of US$100 million if commencement of commercial production occurred prior to January 21, 2024, or up to a lesser maximum in certain circumstances thereafter. Commencement of commercial production occurred in March of 2024, which reduced our cumulative maximum payment to US$97 million. The derivative liability was reduced in April 2025 as a result of a US$50 million payment to IMSA.

In 2024, non-operating expenses included $146 million of foreign exchange gains and $51 million of expenses associated with QB variable consideration to IMSA and Codelco. Of the $51 million, $44 million was due to the revaluation of the financial liability for the preferential dividend stream related to Codelco's interest in QBSA, as outlined above.

Income Taxes

Provision for income and resource taxes from continuing operations for the year was $584 million, or 35% of pre-tax earnings. Our effective tax rate was higher than the Canadian statutory income tax rate of 27%, primarily due to resource taxes. We expect our average long-term effective tax rate to be in the range of 39% to 41%, but quarterly and annual results may vary due to the relative amount of operating margins, the scope and timing of development expenditures for the HVC and Red Dog MLE and other copper growth projects, certain corporate and finance expenses that are not deductible for resource tax purposes, the statutory tax rates in the jurisdictions in which we operate, and other factors. We are subject to and pay income and resource taxes in all jurisdictions that we operate in.

Discontinued Operations

On July 11, 2024, we completed the sale of our remaining 77% interest in our steelmaking coal business, EVR, to Glencore and received transaction proceeds of US$7.3 billion, excluding customary closing adjustments. As a result of the sale of EVR in July 2024, results from EVR were classified and presented as discontinued operations for 2024 and 2023.

For the year ended December 31, 2025, we did not have any operations classified as discontinued operations; therefore, no profit or loss from discontinued operations was recorded in 2025. This compares with profit from discontinued operations of $1.2 billion in 2024, which included operating results from EVR for the period up to the sale date of July 11, 2024 and an after-tax gain of $81 million on the sale of EVR, which is net of taxes of $897 million. Profit from discontinued operations was higher in 2023, as it included a full 12 months of EVR results as compared to 2024, which included EVR results up to the July 11, 2024 sale.

Transactions

Merger of Equals with Anglo American

On September 9, 2025, we announced the merger of equals (the Merger), whereby Teck and Anglo American plc (Anglo American) have agreed to combine the two companies by way of a plan of arrangement to form Anglo Teck plc (Anglo Teck), a global critical minerals champion and top five global copper producer, headquartered in Canada. On September 9, 2025, Teck and Anglo American entered into an arrangement agreement, as amended on November 10, 2025 (the Arrangement Agreement), whereby Anglo American will issue 1.3301 ordinary shares (or, in the case of electing eligible Canadian Teck shareholders, 1.3301 exchangeable shares) to existing Teck shareholders in exchange for each outstanding Teck Class A common share and Class B subordinate voting share. Following the closing of the Merger, Anglo American shareholders will own approximately 62.4% and Teck shareholders will own approximately 37.6% of the combined business.

On December 9, 2025, the Merger was approved as required by Teck Class A common shareholders and Teck Class B subordinate voting shareholders.

On December 12, 2025, Teck obtained a final order from the Supreme Court of British Columbia approving the Merger. Additionally, on December 15, 2025, Teck received regulatory approval from the Government of Canada under the *Investment Canada Act* for the Merger.

The Merger remains subject to customary closing conditions for a transaction of this nature, including regulatory approvals in multiple jurisdictions globally. The parties continue to work collaboratively toward securing the required approvals and advancing the transaction to completion.

Sale of Steelmaking Coal Business

On January 3, 2024, we completed the sale of a minority stake of our interest in our steelmaking coal business, EVR, to NSC and POSCO. NSC acquired a 20% interest in EVR in exchange for its 2.5% interest in Elkview Operations plus $1.7 billion (US$1.3 billion) in cash. POSCO exchanged its 2.5% interest in Elkview Operations and its 20% interest in Greenhills Operations for a 3% interest in EVR. These transactions were accounted for as equity transactions with non-controlling interests, reducing retained earnings by $1.5 billion and increasing non-controlling interest balances. In determining the net assets of EVR to calculate the non-controlling interests and the related adjustment to retained earnings, we included the steelmaking coal business' goodwill balance and excluded deferred income tax liabilities not attributable to the non-controlling interests.

On July 11, 2024, we completed the sale of our remaining 77% interest in our steelmaking coal business to Glencore. We received cash proceeds of $9.9 billion (US$7.3 billion) and correspondingly derecognized $20 billion of assets (including $17 billion of property, plant and equipment and $256 million of cash), $8 billion of liabilities (including $2 billion of decommissioning and restoration provisions) and $3 billion of non-controlling interests related to the steelmaking coal business. This resulted in a gain (net of taxes of $897 million) of approximately $81 million, which is presented in profit from discontinued operations. Settlement of customary closing adjustments were recorded as part of discontinued operations in 2024.

Financial Position and Liquidity

Our liquidity remained strong at $9.1 billion as at December 31, 2025, including $5.0 billion of cash. At December 31, 2025, total debt was $4.9 billion and our net debt to net debt-plus-equity ratio[1] was negative 1% compared with negative 8% at December 31, 2024.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit, including a US$3.0 billion sustainability-linked facility, which was undrawn as at December 31, 2025.

At December 31, 2025, the principal balance of our term notes was approximately US$1.0 billion. As at December 31, 2025, US$1.6 billion was outstanding under the US$2.5 billion QB project financing facility held by QBSA and Antamina's US$1.0 billion loan facility agreement, of which our 22.5% share is US$225 million, was fully drawn. The Antamina facilities are non-recourse to us and the other Antamina owners.

Our $3.0 billion revolving credit facility continues to have pricing adjustments that are aligned with our sustainability performance and strategy. Our sustainability performance over the term of the facility is measured by greenhouse gas (GHG) intensity, percentage of women in our workforce and safety.

The QB project finance facility was guaranteed pre-final completion on a several basis by Teck and SMM/SC *pro rata* to the respective equity interests in the Series A shares of QBSA. The project achieved completion under the facility in March 2025 and, as a result, these guarantees have been released.

In June of 2025, Antamina entered into an updated US$1.0 billion loan agreement maturing in June 2030, replacing the five-year agreement entered into 2021. Our 22.5% share of the loan is US$225 million. The loan is non-recourse to us and to the other Antamina owners.

Our outstanding debt and lease liabilities were $4.9 billion at December 31, 2025, compared with $5.5 billion at the end of 2024 and $7.6 billion at the end of 2023. The decrease in 2025 was mainly due to two semi-annual repayments of US$147 million on the QB project financing.

We maintain investment grade ratings of Baa3 and BBB- with stable outlooks from Moody's and S&P, respectively.

Our debt balances and credit ratios are summarized in the following table:

	December 31, 2025	December 31, 2024	December 31, 2023
Term notes	$ 1,029	$ 1,044	$ 2,470
QB senior limited recourse project finance facility	1,618	1,912	2,206
Lease liabilities	699	661	802
Carmen de Andacollo short-term loans	—	—	95
Antamina credit facilities	225	225	225
Less unamortized fees and discounts	(24)	(32)	(56)
Debt and lease liabilities (US$ in millions)	$ 3,547	$ 3,810	$ 5,742
Debt and lease liabilities (Canadian $ equivalent)[1]	4,862	5,482	7,595
Less cash and cash equivalents	(5,012)	(7,587)	(744)
Net debt (cash)[2] (A)	$ (150)	$ (2,105)	$ 6,851
Equity (B)	$ 26,007	$ 27,096	$ 28,292
Net debt to net debt-plus-equity ratio[2] (A/(A+B))	(1)%	(8)%	19%
Net debt to adjusted EBITDA ratio[2]	—	(0.7)x	1.1x
Weighted average coupon rate on the term notes	5.6%	5.6%	5.4%

Notes:
1. Translated at period end exchange rates.
2. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

At December 31, 2025, the weighted average maturity of our term notes is approximately 13.1 years and the weighted average coupon rate is approximately 5.6%.

Our cash position decreased from $7.6 billion at the end of 2024 to $5.0 billion at December 31, 2025. Cash flow from operations was $1.5 billion in 2025. Significant cash outflows in 2025 included $1.8 billion of capital expenditures, of which $1.0 billion related to sustaining capital and $330 million related to HVC MLE, $224 million of capitalized stripping costs, $246 million of dividends, $1.0 billion of share buybacks, and $686 million of interest and finance charges. Higher profit from increased commodity prices, improved profitability from our Trail Operations, and lower cash taxes were offset by a reduction in cash inflows from working capital changes compared to the prior year.

Borrowing under our primary committed revolving credit facility is subject to our compliance with the covenants in the agreement and our ability to make certain representations and warranties at the time of the borrowing request. Our US$3.0 billion sustainability-linked facility does not contain an earnings- or cash flow-based financial covenant, a credit rating trigger or a general material adverse borrowing condition. The only financial covenant under our credit agreements is a requirement for our adjusted net debt to capitalization ratio not to exceed 60%. We do not exceed the required adjusted net debt to capitalization ratio at December 31, 2025, as outlined above.

In addition to our US$3.0 billion sustainability-linked facility, we maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. At December 31, 2025, we had $2.0 billion of letters of credit outstanding. We also had $549 million in surety bonds outstanding at December 31, 2025, mostly to support current and future reclamation obligations. At December 31 2024, there were $1.5 billion of outstanding letters of credit and $441 million of outstanding surety bonds.

Under the terms of the silver streaming agreement relating to Antamina, if there is an event of default under the agreement or Teck insolvency, Teck Base Metals Ltd., our subsidiary that holds our interest in Antamina, is restricted from paying dividends or making other distributions to Teck to the extent that there are unpaid amounts under the agreement. In addition, the QB project finance arrangements include customary restrictions on the payment of dividends and other distributions from the project company.

Early repayment of borrowings under our US$3.0 billion credit facility, outstanding public debt and the QB project finance arrangements may be required if an event of default under the relevant agreement occurs. In addition, we are required to offer to repay indebtedness outstanding under our revolving credit facility and certain of our public debt in the event of a change of control, as determined under the relevant agreements.

Capital Allocation Framework

Our capital allocation framework describes how we allocate funds to sustaining and growth capital, maintaining solid investment grade credit metrics and returning excess cash to shareholders. This framework reflects our intention to make additional returns to shareholders by supplementing our base dividend with at least an additional 30% of available cash flow after certain other repayments and expenditures have been made. For this purpose, we define available cash flow (ACF) as cash flow from operating activities after interest and finance charges, lease payments and distributions to non-controlling interests less: (i) sustaining capital and capitalized production stripping; (ii) committed growth capital; (iii) any cash required to adjust the capital structure to maintain solid investment grade credit metrics; (iv) our base $0.50 per share annual dividend; and (v) any share repurchases executed under our annual buyback authorization. Proceeds from any asset sales may also be used to supplement available cash flow. Any additional cash returns may be made through share repurchases and/or supplemental dividends depending on market conditions at the relevant time. In connection with the Merger with Anglo American, certain capital allocation actions are subject to the terms of the arrangement agreement.

Our results can be highly variable, as they are dependent on commodity prices and various other factors. Investors should not assume that there will be available cash or any supplemental returns in any given year.

In 2025, we returned cash to shareholders through dividends and share buybacks. In 2025, we paid our base dividend totalling $246 million. During the interim period prior to the closing of the Merger, the arrangement agreement restricts Teck from declaring or paying additional dividend amounts exceeding $0.125 per share per fiscal quarter without the prior approval of Anglo American. During 2025, we purchased $1.0 billion of our Class B subordinate voting shares. We have not executed share buybacks since July 25, 2025, as Teck is restricted from issuing or repurchasing securities under the Merger arrangement agreement, and we did not renew our normal course issuer bid in the fourth quarter of 2025. Since 2020, we have returned $6.1 billion to shareholders, including $4.1 billion of Class B subordinate voting share buybacks.

On February 18, 2026, the Board approved the payment of our quarterly base dividend of $0.125 per share payable on March 31, 2026 to shareholders of record on March 13, 2026.

Operating Cash Flow

Cash flow from operations in 2025 was $1.5 billion compared with $2.8 billion in 2024 and $4.1 billion in 2023. Cash flow from operations in 2025 benefited from higher profit from continuing operations and lower cash taxes paid than in 2024; however, cash flow from operations in 2024 included cash flows from the steelmaking coal business up to the closing date of the sale on July 11, 2024. Changes in cash flow from operations are also impacted by varying commodity prices, changes in sales volumes of our principal products and, to some extent, changes in foreign exchange rates and changes in working capital items.

Changes in non-cash working capital items resulted in a use of cash of $978 million in 2025 compared with $276 million in 2024. The use of cash in 2025 primarily related to a $957 million increase in our trade receivables balance, largely reflecting higher commodity prices, particularly for copper as a result of the sharp increase in prices at the end of the year, and the timing of sales. This compares with 2024 where the use of cash related to a reduction of accounts payable, partly offset by lower trade receivables and inventory levels.

Investing Activities

Expenditures on property, plant and equipment were $1.8 billion in 2025, including $801 million on growth projects, of which $1.0 billion related to sustaining capital, $330 million related to the HVC MLE project, $187 million related to Zafranal, and $127 million related to Red Dog MLE. The largest component of sustaining capital expenditures was $611 million at our QB Operations, primarily for continued TMF development and ongoing construction of the truck shop, $123 million at Antamina and $96 million at HVC.

Capitalized stripping costs decreased to $224 million in 2025 compared with $373 million in 2024, with the reduction reflecting lower capitalized stripping at all of our operations, but primarily at Highland Valley Copper with the completion of waste stripping on the Lornex pit in 2024.

Capital expenditures for 2025 are summarized in the tables on page 42.

Expenditures on investments and other assets in 2025 were $187 million, which included $91 million for marketable securities and our $55 million (US$40 million) investment in Bunker Hill, as part of Trail's margin optimization.

In 2024, we received total cash proceeds of $11.6 billion from the sale of our steelmaking coal business to Glencore and NSC/POSCO.

Proceeds from interest and dividend income were $251 million in 2025, $194 million in 2024 and $97 million in 2023.

Financing Activities

In 2025, debt proceeds totalled $308 million, while debt repayments totalled $733 million. Debt repayments in 2025 primarily included scheduled semi-annual repayments totalling $404 million (US$294 million) on the QB project financing facility.

In 2024, debt proceeds totalled $77 million, while debt repayments totalled $2.5 billion (US$1.8 billion). Debt repayments included the purchase of US$1.4 billion of our public notes through a bond tender offer and open market repurchases, the repayment of US$120 million of short-term loans at Carmen de Andacollo and scheduled semi-annual repayments totalling US$294 million on the QB project financing facility.

In 2025, we purchased US$15 million aggregate principal amount of our outstanding term notes (US$1 million of the 3.9% notes due 2030, US$7 million of the 6.125% notes due 2035, US$4 million of the 6.0% notes due 2040, and US$3 million of the 6.25% notes due 2041) via open market repurchases. The total cash cost of the purchases was $22 million (US$15 million), which was funded from cash on hand.

In 2024, we purchased US$1.4 billion aggregate principal amount of our outstanding term notes pursuant to the cash tender offers made on July 4, 2024, and through open market purchases in the third and fourth quarters of 2024. The total principal amount of the notes purchased comprised US$360 million of the 3.9% notes due 2030, US$149 million of the 6.125% notes due 2035, US$279 million of the 6.0% notes due 2040, US$151 million of the 6.25% notes due 2041, US$228 million of the 5.2% notes due 2042 and US$259 million of the 5.4% notes due 2043. The total cash cost of the purchases was $2.0 billion (US$1.4 billion), which was funded from cash on hand.

During 2025, we paid $246 million in respect of our regular base quarterly dividend of $0.125 per share.

In November 2024, we renewed our regulatory approval to conduct a normal course issuer bid, under which we were able to purchase up to 40 million Class B subordinate voting shares during the period from November 22, 2024 to November 21, 2025. In 2025, we purchased approximately 18.8 million Class B shares for cancellation at a cost of $1.0 billion under our normal course issuer bid. As a result of the proposed merger transaction with Anglo American, we have not executed share buybacks since July 25, 2025, as we are restricted from issuing or repurchasing securities under the Merger arrangement agreement, and we did not renew our normal course issuer bid in the fourth quarter of 2025.

Quarterly Profit (Loss) and Cash Flow

($ in millions except per share data)	2025				2024			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$ 3,058	$ 3,385	$ 2,023	$ 2,290	$ 2,786	$ 2,858	$ 1,802	$ 1,619
Gross profit	$ 990	$ 660	$ 471	$ 536	$ 542	$ 478	$ 418	$ 169
Profit (loss) attributable to shareholders	$ 544	$ 281	$ 206	$ 370	$ 399	$ (699)	$ 363	$ 343
Basic earnings (loss) per share	$ 1.11	$ 0.58	$ 0.42	$ 0.74	$ 0.78	$ (1.35)	$ 0.70	$ 0.66
Diluted earnings (loss) per share	$ 1.11	$ 0.57	$ 0.41	$ 0.73	$ 0.78	$ (1.35)	$ 0.69	$ 0.65
Cash flow from operations	$ 1,259	$ 647	$ 88	$ (515)	$ 1,288	$ 134	$ 1,326	$ 42

Gross profit from our copper segment increased to $747 million in the fourth quarter, compared with $299 million in the same period last year. The increase in gross profit was primarily due to significantly higher copper prices and lower smelter processing charges. These items were partially offset by reduced copper sales volumes and higher logistic costs at QB, reflecting the use of alternative shipping arrangements while the shiploader was under repair. Gross profit before depreciation and amortization[1] increased to $1.1 billion in the fourth quarter compared with $732 million in the fourth quarter of 2024. The increase was primarily driven by significantly higher copper prices, combined with higher sales volumes from HVC, Antamina, and Carmen de Andacollo.

Copper production increased to 134,200 tonnes in the fourth quarter, an increase of 10% over the same period last year. Excluding QB, copper production increased compared to the same period last year, supported by higher throughput and grades at Highland Valley Copper, higher grades at Antamina and higher throughput at Carmen de Andacollo. QB produced 55,400 tonnes of copper in the fourth quarter compared with 60,700 tonnes in the same period last year as TMF development work continued, as outlined above. QB's production in the fourth quarter improved significantly from the 39,600 tonnes produced in the third quarter of 2025, driven by less TMF-related downtime, a focus on operational stability initiatives and progress towards steady-state operations. As previously disclosed, an extended shutdown for TMF development was taken in September 2025, significantly reducing production in the third quarter of 2025.

Gross profit from our zinc segment of $243 million in the fourth quarter was consistent with the same period last year. Lower zinc sales volumes from Red Dog in the quarter, due to the timing of shipments, were largely offset by higher by-product revenues at both Red Dog and Trail, as well as lower royalty expense at Red Dog. Gross profit before depreciation and amortization[1] at Trail improved significantly in the fourth quarter to $106 million from $15 million in the same period last year due to the continued implementation of initiatives to enhance profitability and cash flow, including higher by-product revenue related to silver and germanium.

Zinc production at Red Dog in the fourth quarter decreased by 41,100 tonnes from the same period last year to 87,300 tonnes, primarily due to lower grades and recoveries, as expected in the mine plan. Red Dog's lead production of 27,100 tonnes increased by 1,800 tonnes compared to the same period last year due to higher recoveries. Zinc sales volumes from Red Dog of 136,600 tonnes in the fourth quarter were 47,400 tonnes lower than the same period last year, due to the timing of sales, and were at the high end of our previously disclosed guidance range of 125,000 to 140,000 tonnes.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Refined zinc production at Trail Operations in the fourth quarter was 68,100 tonnes, an increase of 6,000 tonnes compared to the same period last year, which was impacted by a localized fire in the electrolytic zinc plant last year.

Our profitability improved in the fourth quarter compared to the same period last year, primarily driven by significantly higher copper prices, increased by-product revenues, lower smelter processing charges and improved profitability from our Trail Operations. These items were partially offset by higher unit operating costs and lower sales volumes from Red Dog due to the timing of shipments, as anticipated. Our profit from continuing operations attributable to shareholders was $544 million in the fourth quarter compared with $385 million in the same period last year.

Our operating cash flows from continuing operations were $1.3 billion in the fourth quarter, consistent with the same period last year. Higher profit from increased commodity prices and lower smelter processing charges, combined with lower cash taxes paid were offset by a reduction in cash inflows from working capital changes compared to the prior year.

During the fourth quarter, changes in working capital items resulted in a source of cash of $201 million compared to a source of cash of $757 million in the same period last year. In the fourth quarter, Red Dog's trade receivables were reduced by approximately $700 million, as anticipated. However, this was largely offset by an increase in trade receivables at our copper operations due to the significant increase in copper prices at year-end as well as the timing of sales. Further, we had a short-term buildup in inventory at QB resulting from weather and sea conditions in December.

Outlook

Sales of our products are denominated in U.S. dollars while a large portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our capital costs and operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2025, approximately $300 million of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including the imposition of tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce, which could affect our business and financial results.

We remain confident in the longer-term outlook for our major commodities; however, ongoing uncertainty related to global economic growth, current geopolitical uncertainty, and the potential impact of monetary policy aimed at curtailing inflation in various jurisdictions may have an impact on demand and prices for our commodities, on our suppliers and employees, and on global financial markets in the future, which could be material.

We continue to closely monitor the situation with regard to imposition of import tariffs by the United States, and reciprocal measures put in place by other countries. As we do not typically sell our copper concentrate into the United States, our copper business is not directly affected; however, the resulting price dislocation between the LME and the CME from the expectation of tariffs has skewed the typical geographical distribution of copper cathode inventory. This increases the likelihood of copper price volatility. We sell refined zinc and lead, and specialty metals such as germanium, indium and sulphur products from Canada into the United States from our Trail Operations in B.C. These products are compliant with the Canada-United States-Mexico Agreement (CUSMA). Where necessary, we have worked proactively with our global customers to reposition zinc and lead concentrate from our Red Dog Operations impacted by Chinese reciprocal tariffs.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation, may continue to have a moderating effect on the growth in future production for the industry as a whole.

The sensitivity of our annualized profit (loss) from continuing operations attributable to shareholders and adjusted EBITDA[1] to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2026 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.40, is as follows. Our U.S. dollar exchange sensitivity excludes foreign exchange gain/losses on our U.S. dollar cash and debt balances, and these amounts are excluded from our profit (loss) attributable to shareholders and adjusted EBITDA[1] calculations in the table below.

	2026 Mid-Range Production Estimates[1]	Change	Estimated Effect of Change On Profit Attributable to Shareholders[2] ($ in millions)		Estimated Effect on Adjusted EBITDA[2,4] ($ in millions)	
US$ exchange		CAD$0.01	$	22	$	44
Copper (000's tonnes)	492.5	US$0.01/lb.	$	8	$	14
Zinc (000's tonnes)[3]	665.0	US$0.01/lb.	$	7	$	9

Notes:
1. Production estimates are subject to change based on market and operating conditions.
2. The effect on our profit (loss) attributable to shareholders and on adjusted EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit (loss) attributable to shareholders and adjusted EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3. Zinc includes 210,000 tonnes of refined zinc and 455,000 tonnes of zinc contained in concentrate.
4. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Guidance

Our 2025 annual production of copper, zinc in concentrate and refined zinc and our 2025 copper and zinc net cash unit costs[1] were within our previously disclosed guidance ranges.

On January 20, 2026, we reaffirmed our previously disclosed 2026 annual guidance for all Teck-operated sites and updated our 2026 annual zinc in concentrate production guidance for Antamina to 35,000 to 45,000 tonnes, reflecting an updated mine plan finalized in the fourth quarter of 2025.

Our annual guidance ranges below reflect our operating plans which incorporate defining ranges of outcomes for key inputs and value drivers, and assessment and quantification of risks to establish production and cost ranges for each operation, based on proven performance. The guidance ranges include known risks and uncertainties. Events such as extreme weather, unplanned operational shutdowns and other disruptions could impact actual results beyond these estimates. Our unit costs are calculated based on production guidance volumes; variances from estimated production ranges will impact unit costs. Further details on the assumptions embedded in the production guidance ranges are outlined in the Outlook section of the Copper and Zinc Segments, noted above.

Production Guidance

Total copper production in 2026 is expected to increase to between 455,000 and 530,000 tonnes compared to 453,500 tonnes produced in 2025. Our 2026 annual QB production is expected to increase to between 200,000 and 235,000 tonnes. Annual production plans are based on mine plans, which contain normal grade variability. In 2026, quarterly production is generally expected to be consistent quarter over quarter, but we expect slightly lower grades and recoveries at QB in the first half of 2026, based on the current mine plan. In the second half of 2026, grades and recoveries are expected to improve at QB, and we expect lower mill throughput and recovery at HVC in the fourth quarter as we process less Lornex ore and more ore from the Bethlehem and Highmont pits.

Total zinc in concentrate production in 2026 is expected to be between 410,000 and 460,000 tonnes, compared to 565,000 tonnes in 2025. We expect lead production from Red Dog to be between 70,000 and 90,000 tonnes in 2026. We expect Trail Operations to produce between 190,000 and 230,000 tonnes of refined zinc in 2026.

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[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Production Guidance

The table below shows our share of production of our principal products for 2025, our guidance for production in 2026 and our guidance for production for the following two years.

Units in thousand tonnes	2025	2026 Guidance	2027 Guidance	2028 Guidance
Principal Products				
Copper[1,2]				
Quebrada Blanca	**190.0**	200 – 235	240 – 275	220 – 255
Highland Valley Copper	**127.1**	115 – 135	135 – 155	100 – 120
Antamina	**85.9**	95 – 105	85 – 95	80 – 90
Carmen de Andacollo	**50.5**	45 – 55	45 – 55	35 – 45
	453.5	455 – 530	505 – 580	435 – 510
Zinc[1,2,3]				
Red Dog	**462.7**	375 – 415	330 – 370	230 – 270
Antamina	**102.3**	35 – 45	35 – 45	45 – 55
	565.0	410 – 460	365 – 415	275 – 325
Refined Zinc				
Trail Operations	**229.9**	190 – 230	260 – 300	260 – 300
Other Products				
Lead[1]				
Red Dog	**107.0**	70 – 90	60 – 80	50 – 65
Molybdenum[1,2]				
Quebrada Blanca	**1.9**	2.8 – 3.4	4.7 – 5.6	5.3 – 6.3
Highland Valley Copper	**1.4**	1.5 – 1.8	1.8 – 2.0	3.0 – 3.4
Antamina	**0.6**	0.7 – 1.0	0.9 – 1.2	0.4 – 0.6
	3.9	5.0 – 6.2	7.4 – 8.8	8.7 – 10.3

Notes:
1. Metal contained in concentrate.
2. We include 100% of production from our Quebrada Blanca and Carmen de Andacollo mines in our production volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production from Antamina, representing our proportionate ownership interest in this operation.
3. Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.

Sales Guidance

The table below shows our fourth quarter 2025 sales volumes and our sales guidance for the first quarter of 2026 for zinc in concentrate sales at Red Dog.

	Q4 2025	Q1 2026 Guidance
Zinc (thousand tonnes)[1]		
Red Dog	137	40 – 50

Note:
1. Metal contained in concentrate.

Unit Cost Guidance

The table below reports our unit costs for 2025 and our guidance for unit costs for selected products in 2026.

(Per unit costs)	2025	2026 Guidance
Copper[1]		
Total cash unit costs[4] (US$/lb.)	2.55	2.25 – 2.55
Net cash unit costs[3,4] (US$/lb.)	2.03	1.85 – 2.20
Zinc[2]		
Total cash unit costs[4] (US$/lb.)	0.60	0.80 – 0.90
Net cash unit costs[3,4] (US$/lb.)	0.33	0.65 – 0.75

Notes:
1. Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2026 assumes a zinc price of US$1.25 per pound, a molybdenum price of US$20 per pound, a silver price of US$36 per ounce, a gold price of US$3,375 per ounce, a Canadian/U.S. dollar exchange rate of $1.38 and a Chilean peso/U.S. dollar exchange rate of 925.
2. Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2026 assumes a lead price of US$0.90 per pound, a silver price of US$36 per ounce and a Canadian/U.S. dollar exchange rate of $1.38. By-products include both by-products and co-products.
3. After co-product and by-product margins.
4. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Capital Expenditure Guidance

Our 2026 sustaining capital expenditures in our copper segment are expected to be between $1.2 and $1.3 billion. The 2026 guidance includes $390 to $460 million for QB TMF development work, which is unchanged from our previous disclosures. Our 2026 capitalized stripping costs in our copper segment are expected to increase compared to 2025 to between $450 and $550 million as stripping activities increase to enable the HVC Mine Life Extension where capitalized stripping costs are expected to remain at elevated levels through 2029.

Our 2026 copper growth capital expenditure guidance of between $1.3 and $1.6 billion includes between $900 million and $1.2 billion relating to HVC MLE. The remaining growth capital primarily relates to our other near-term copper growth projects, including Zafranal, and is focused on advancing engineering, feasibility studies and permitting. We also expect to continue to progress our medium- to long-term portfolio options with prudent investments to advance the path to value, including for NewRange, Galore Creek, Schaft Creek and NuevaUnión.

Our 2026 annual sustaining capital expenditures in our zinc segment are expected to be between $150 and $200 million. Capitalized stripping costs in 2026 are expected to decrease to between $5 and $10 million as Red Dog nears the end of mine life.

Our 2026 growth capital expenditure guidance for zinc relates to the Red Dog MLE project as we assess several high-quality opportunities that could extend the mine life of Red Dog beyond 2032. The project is currently in the prefeasibility study stage, and we are progressing the construction of an all-season road to access and drill the deposits, which are critical to the extension of the mine life of Red Dog. In 2026, we expect growth capital expenditures of between $200 and $250 million, focused on completing the all-season road access, continuing drilling of the deposit and advancing the prefeasibility study.

The table below reports our capital expenditures for 2025 and our guidance for capital expenditure in 2026.

(Teck's share in $ millions)		2025	2026 Guidance
Sustaining			
Copper[1]	$	895	$ 1,150 – 1,300
Zinc		126	150 – 200
	$	1,021	$ 1,300 – 1,500
Growth			
HVC MLE	$	330	$ 900 – 1,200
Copper[2]		338	370 – 430
Zinc		133	200 – 250
	$	471	$ 1,470 – 1,880
Total			
Copper	$	1,563	$ 2,420 – 2,930
Zinc		259	350 – 450
Corporate		16	10 – 20
Total before partner contributions	$	1,838	$ 2,780 – 3,400
Partner contributions to capital expenditures		(250)	(300) – (350)
Total, net of partner contributions	$	1,588	$ 2,480 – 3,050

Notes:
1. The 2026 copper sustaining guidance includes $390 to $460 million for QB TMF development work, which is unchanged from our previous disclosures.
2. Copper growth capital guidance includes feasibility studies, advancing detailed engineering work, and progressing permitting for San Nicolás and Zafranal and project execution planning for San Nicolás. We also expect to continue to progress our medium- to long-term portfolio options with prudent investments to advance the path to value including for NewRange, Galore Creek, Schaft Creek and NuevaUnión.

Capital Expenditure Guidance — Capitalized Stripping

(Teck's share in CAD$ millions)		2025		2026 Guidance
Capitalized Stripping				
Copper	$	176	$	450 – 550
Zinc		48		5 – 10
	$	224	$	455 – 560

Risk Factors

Financial risk factors to which Teck is exposed to include, but are not limited to the risk factors listed in Note 32 of Teck's consolidated financial statements for the years ended December 31, 2025 and 2024 – *Financial Instruments and Financial Risk Management*. Other risk factors that may affect Teck's future financial results are disclosed in more detail in Teck's Annual Information Form available on our website at www.teck.com, under Teck's profile at www.sedarplus.ca (SEDAR+), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

Other Information

Climate Change and Carbon Pricing

As part of ongoing global efforts to address climate change, regulations to control greenhouse gas emissions are evolving. Regulatory uncertainty and resulting uncertainty regarding the costs of technology required to comply with current or anticipated regulations make it difficult to predict the ultimate costs of compliance.

Our operations in British Columbia are subject to an Output-Based Pricing System (OBPS), which places a price on GHG emissions. Under the OBPS, industrial facilities whose emissions exceed their permitted amounts will have a compliance obligation. OBPS compliance obligations will be met through payments or the use of offsets or credits.

We may in the future face similar emissions regulation or taxation for our activities in other jurisdictions. Similarly, customers of some of our products may also be subject to new emissions costs or taxation in the future in the jurisdictions where the products are ultimately used.

We are taking action to reduce greenhouse gas emissions by improving our energy efficiency and implementing low-carbon technologies at our operations where feasible. We have established a set of actions that progress our decarbonization goals and ambitions. Our objective is to deliver significant and cost-competitive emissions reductions. We routinely evaluate existing and emerging abatement opportunities as the pace of low-carbon technology maturation continues to accelerate, and as options that were not feasible a few years ago approach commercialization. The cost of progressively reducing our Scope 1 and Scope 2 emissions in accordance with our publicly stated carbon reduction targets through carbon reduction activities or by acquiring the equivalent amount of future credits (to the extent permitted by regulation) is a function of several evolving factors, including technology development and the pace of commercialization, the regulatory environment for subsidies and incentives, and the markets for carbon credits and offsets.

Financial Instruments and Derivatives

We hold a number of financial instruments, derivatives and contracts containing embedded derivatives, which are recorded on our consolidated balance sheet at fair value with gains and losses in each period included in other comprehensive income in the year and profit for the period, as appropriate. The most significant of these instruments are investments in marketable securities and metal-related forward contracts, including those embedded in our silver and gold streaming arrangements, QB variable consideration to IMSA and Codelco and settlement receivables. All are subject to varying rates of taxation, depending on their nature and jurisdiction. Further information about our financial instruments, derivatives and contracts containing embedded derivatives and associated risks is outlined in Note 32 in our 2025 audited annual consolidated financial statements.

Areas of Judgment and Estimation Uncertainty

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our consolidated financial statements are outlined below.

In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined information below about assumptions and other sources of estimation uncertainty as at December 31, 2025 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

a) Areas of Judgment

Assessment of Impairment and Impairment Reversal Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, treatment charges, zinc premiums, discount rates, foreign exchange rates, our market capitalization, reserves and resources, operating results, mine plans and operating plans.

In the third quarter of 2025, as a result of continuing challenges with the pace of development of the TMF resulting in near-term production constraints and higher TMF-related capital expenditures, we performed an impairment test for our Quebrada Blanca cash-generating unit (Quebrada Blanca CGU).

In the third quarter of 2024, as a result of the challenging environment for treatment charges due to a global shortage of zinc concentrate, continued operating losses, combined with a fire in the electrolytic zinc plant affecting expected operations in the fourth quarter of 2024, we identified impairment indicators at our Trail Operations cash-generating unit (Trail CGU) and consequently performed an impairment test.

Property, Plant and Equipment — Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management.

We consider several factors when assessing the timing of when assets become available for use, the most significant of which are the status of asset commissioning and whether the assets are capable of operating near design capacity to ensure a reliable and consistent throughput rate to produce the expected quantity of outputs.

QB consists of property, plant and equipment that became available for use at different dates, with the majority of its assets becoming available for use in December of 2023. In May of 2024, the shiploader and related infrastructure at QB became available for use. In August of 2025, the molybdenum plant at QB became available for use.

In June of 2024, the KIVCET boiler at our Trail Operations became available for use.

Joint Arrangements

We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or a joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities, including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or a joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances have led us to conclude that Antamina, NewRange and San Nicolás are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for these arrangements include the provision of output to the parties of the joint arrangements and the funding obligations. For Antamina, NewRange and San Nicolás, we take our share of the output from the assets directly over the life of the arrangement. We have concluded that this gives us direct rights to the assets and obligations for the liabilities of these arrangements proportionate to our ownership interests.

Streaming Transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

For our silver and gold streaming arrangements at Antamina and Carmen de Andacollo, respectively, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interests were transferred to the buyers when the contracts came into effect. Therefore, we consider these arrangements a disposition of a mineral interest.

Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when the contracts were executed. At that time, we recognized the amount of the gain related to the disposition of the reserves and resources, as we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product, and the buyer had significant risks and rewards of ownership of the reserves and resources.

We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.

Deferred Tax Assets and Liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable profits or capital gains. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision.

b) Sources of Estimation Uncertainty

Impairment Testing

For required impairment testing, discounted cash flow models are used to determine the recoverable amount of respective CGUs. These models are prepared internally or with assistance from third-party advisors when required. When relevant market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets.

Significant assumptions used in preparing the discounted cash flow model for our Quebrada Blanca CGU's September 2025 impairment test and October 2025 goodwill impairment test include long-term copper price, discount rate, our assumptions about throughput optimization and asset expansion, recovery rates, operating costs and capital expenditures estimates, reserves and resources, mine production rates and the fair value per pound of copper equivalent used in the determination of the *in situ* value.

Significant assumptions used in preparing the discounted cash flow model for our Trail CGU impairment test in 2024 include the long-term zinc price, long-term zinc treatment charges, long-term zinc premiums, U.S. dollar to Canadian dollar foreign exchange rates, zinc production rates, operating costs, capital costs and discount rate.

Our financial statements outline the significant inputs used when performing goodwill and other asset impairment testing. These inputs are based on management's best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the consolidated statements of income (loss) and the resulting carrying values of assets.

Impairment Testing – Quebrada Blanca CGU - 2025

In the third quarter of 2025, as a result of continuing challenges with the pace of development of the TMF resulting in near-term production constraints and higher TMF-related capital expenditures, we performed an impairment test for our Quebrada Blanca CGU. Consistent with the methodology used to perform our annual goodwill impairment testing, we used a discounted cash flow model to calculate the FVLCD for our Quebrada Blanca CGU. Cash flow projections used in the analysis as at September 30, 2025 cover the current expected mine life of Quebrada Blanca and a projected asset expansion, totalling 44 years, with an estimate of *in situ* value applied to the remaining resources. The recoverable amount incorporated inputs from the study in progress for the Quebrada Blanca asset expansion, which includes the current expected technical performance of the deposit, along with estimated operating costs and capital expenditures for the life of the operation.

The determination of the FVLCD utilized the following significant assumptions: long-term copper price, discount rate, our assumptions about throughput optimization and asset expansion, recovery rates, operating costs and capital expenditures estimates, reserves and resources, mine production rates and the fair value per pound of copper equivalent used in the determination of the *in situ* value. The fair value measurement was categorized as a Level 3 measurement based on the inputs used in the discounted cash flow model.

As at September 30, 2025, the recoverable amount of our Quebrada Blanca CGU was greater than its carrying value by approximately US$900 million.

Annual Goodwill Impairment Testing – Quebrada Blanca CGU - 2025

Our Quebrada Blanca CGU has goodwill allocated to it. We performed our annual goodwill impairment testing at October 31, 2025, calculating the recoverable amount on a FVLCD basis and did not identify any goodwill impairment losses. The significant assumptions used and judgments made for the October 31, 2025 annual goodwill impairment test were consistent with that used for the September 2025 impairment testing, as no material changes to the significant assumptions used and judgments made were identified during the time interval. The sensitivity analysis performed for the September 2025 impairment testing remains applicable for the October 2025 goodwill impairment testing.

Impairment Testing – Trail CGU – 2024

In the third quarter of 2024, as a result of the challenging environment for treatment charges due to a global shortage of zinc concentrate, continued operating losses, combined with a fire in the electrolytic zinc plant affecting expected operations in the fourth quarter of 2024, we identified impairment indicators at our Trail CGU and consequently performed an impairment test. Using a discounted cash flow model to estimate the FVLCD, the estimated post-tax recoverable amount of the Trail CGU of $666 million was lower than our carrying value. As a result, we recorded a non-cash, pre-tax asset impairment for our Trail CGU of $1.1 billion (after-tax $828 million). The impairment affected the profit (loss) of our zinc reportable segment and our corporate activities.

Key assumptions used in the analysis included the long-term zinc price, long-term zinc treatment charges, long-term zinc premiums, U.S. dollar to Canadian dollar foreign exchange rates, zinc production rates, operating costs, capital costs and discount rate. The discount rate used was 5.5%. The FVLCD estimates are classified as a Level 3 measurement within the fair value measurement hierarchy.

Estimated Recoverable Reserves and Resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, *Standards of Disclosure for Mineral Projects*. Assumptions used include production costs, mining and processing recoveries, cut-off grades, sales volumes, long-term commodity prices, exchange rates, inflation rates, tax and royalty rates and capital costs. Cost estimates are based on prefeasibility or feasibility study estimates or operating history. Estimates are prepared by or under the supervision of appropriately qualified persons, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries, among other factors. Estimated recoverable reserves and resources are used in performing impairment testing, to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs and also in forecasting the timing of settlement of decommissioning and restoration costs. Changes in reserve and resource estimates are most significant to estimating the recoverable amount in impairment tests.

Decommissioning and Restoration Provisions

Decommissioning and restoration provisions (DRPs) are based on future cost estimates, using information available at the balance sheet date, that are developed by management's experts. DRPs represent the present value of estimated costs of future decommissioning and other site restoration activities, including costs associated with the management of water and water quality in and around each closed site. DRPs are adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit-adjusted discount rate. DRPs require significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. Our estimates of the costs associated with the management of water and water quality in and around each closed site include assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs. Changes in the estimated life of mine can affect the timing of decommissioning activities and the related cost estimates. This may result in future actual expenditures differing materially from the amounts currently recorded as part of provisions in the consolidated balance sheets. To the extent the actual costs differ from these estimates, adjustments will be recorded, and the consolidated statements of income (loss) may be affected.

Financial Liabilities

We have a financial liability for the preferential dividend stream from QBSA to Codelco. This financial liability is significantly affected by copper prices, the interest rate on the subordinated loans provided by us and Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) to QBSA, operating cost estimates and capital expenditure estimates, which all affect the timing of when QBSA repays the loans. A floating interest rate is used based on the Secured Overnight Financing Rate (Term SOFR) plus an applicable margin. To the extent these significant inputs differ from our estimates, adjustments will be recorded and the consolidated statements of income (loss) will be affected.

Provision for Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our consolidated financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, profit (loss) in subsequent periods will be affected by the amount that estimates differ from the final tax assessment.

Deferred Tax Assets and Liabilities

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision and a corresponding adjustment to profit (loss).

Adoption of New Accounting Standards and Amendments

New IFRS Accounting Standards and Amendments

Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued *Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7*. These amendments aimed to ensure that nature-dependent electricity contracts, where contractual features can expose a company to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions, are appropriately reflected in the financial statements. The amendments include clarifying the application of the "own use" requirements to these contracts in assessing whether derivative accounting is required, permitting hedge accounting if these contracts are used as hedging instruments and requiring new disclosures that discuss the effect of these contracts on a company's financial performance and cash flows.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The clarifications regarding the "own use" requirements are applied retrospectively, but the guidance permitting hedge accounting is applied prospectively to new hedging relationships designated on or after the date of initial application. We do not expect these amendments to have a material effect on our financial statements.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued *Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7*. These amendments updated classification and measurement requirements in IFRS 9 *Financial Instruments* and related disclosure requirements in IFRS 7 *Financial Instruments: Disclosures*. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. For financial liabilities settled in cash using an electronic payment system, we expect to apply the election to deem these financial liabilities to be discharged before the settlement date. For equity instruments designated at fair value through other comprehensive income, we will separately present the fair value gain or loss on investments derecognized during the period and on investments held at the end of the period in the statement of comprehensive income (loss). We are continuing to assess the impact of these amendments on our consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, *Presentation and Disclosure in Financial Statements* (IFRS 18), which replaces IAS 1, *Presentation of Financial Statements*. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three main categories of operating, investing and financing, and by specifying certain defined totals and subtotals. An entity may use certain subtotals of income and expenses in public communications outside the financial statements to communicate management's view of an aspect of the financial performance of the entity as a whole to users, and these subtotals are not specifically required by IFRS Accounting Standards. IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures (MPMs). IFRS 18 also provides additional guidance on principles of aggregation and disaggregation that apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income (loss) and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted.

We are currently assessing and quantifying the effect of this standard on our financial statements. The standard is expected to result in changes to the presentation of our consolidated statements of income, by requiring all income and expenses to be classified into the three main categories of operating, investing and financing. Specifically, we anticipate changes to the presentation of certain income and expense items, for example, that foreign exchange gains and losses will be classified in the same category as the items that gave rise to the exchange difference, rather than being combined into one line. The cash flow statement will begin with the new IFRS 18-specified subtotal of operating profit. We will also have enhanced note disclosures on any identified MPMs, such as adjusted EBITDA. We expect to apply IFRS 18 on its effective date with full retrospective application, including restated comparative information.

Outstanding Share Data

As at February 18, 2026, there were approximately 481.5 million Class B subordinate voting shares and 7.6 million Class A common shares outstanding. In addition, there were approximately 4.4 million share options outstanding with exercise prices ranging between $5.34 and $70.34 per share. More information on these instruments, and the terms of their conversion, is set out in Note 27 in our 2025 audited annual consolidated financial statements.

Contractual and Other Obligations

($ in millions)	Less than 1 Year		2–3 Years		4–5 Years		More than 5 Years			Total
Debt – Principal and interest payments	$	614	$	1,132	$	1,513	$	2,090	$	**5,349**
Leases – Principal and interest payments[1]		220		262		140		961		**1,583**
Codelco preferential dividend liability		—		—		—		559		**559**
QB advances from SMM/SC and estimated interest payments		360		691		676		5,586		**7,313**
QB variable consideration to IMSA		62		—		—		—		**62**
Minimum purchase obligations[2]										
Concentrate, equipment, supply and other purchases		1,300		1,152		87		84		**2,623**
Shipping and distribution		49		56		47		105		**257**
Energy contracts		550		1,042		1,078		5,278		**7,948**
NAB PILT and VIF payments[7]		51		103		103		51		**308**
Pension funding[3]		5		—		—		—		**5**
Other non-pension post-retirement benefits[4]		12		25		28		227		**292**
Decommissioning and restoration provisions[5]		199		254		221		1,601		**2,275**
Other long-term liabilities[6]		46		205		24		36		**311**
Downstream pipeline take-or-pay toll commitment		33		69		74		198		**374**
	$	3,501	$	4,991	$	3,991	$	16,776	$	**29,259**

Notes:
1. We lease road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships metal concentrates produced at the Red Dog mine. Minimum lease payments are US$6 million for the following 14 years and are subject to deferral and abatement for *force majeure* events.
2. The majority of our minimum purchase obligations are subject to continuing operations and *force majeure* provisions.
3. As at December 31, 2025, the company had a net pension asset of $257 million, based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2026 in respect of defined benefit pension plans is $5 million. The timing and amount of additional funding after 2025 is dependent upon future returns on plan assets, discount rates and other actuarial assumptions.
4. We had a discounted, actuarially determined liability of $292 million in respect of other non-pension post-retirement benefits as at December 31, 2025. Amounts shown are estimated expenditures in the indicated years.
5. We accrue decommissioning and restoration obligations over the life of our mining operations, and amounts shown are estimated expenditures in the indicated years at present value, assuming credit-adjusted risk-free discount rates between 6.14% and 7.09% and an inflation factor of 2.00%.
6. Other long-term liabilities include amounts for other environmental obligations costs and other liabilities.
7. On January 27, 2026, Teck Alaska entered into a six-year agreement with the Northwest Arctic Borough (NAB) for payments in lieu of taxes (PILT), replacing the prior agreement that expired on December 31, 2025. Payments under the agreement are based on a percentage of land, buildings and equipment at cost less accumulated depreciation. The effective date of this agreement was January 1, 2026 and the agreement expires on December 31, 2031, subject to one-year extensions by mutual agreement. On January 27, 2026, Teck Alaska also entered into a six-year agreement with the NAB for payments to a village improvement fund (VIF), replacing the prior agreement that expired on December 31, 2025. Payments under the agreement are based on a percentage of earnings before income taxes, subject to annual minimum and maximum payment amounts. The effective date of this agreement was January 1, 2026 and the agreement expires on December 31, 2031, subject to one-year extensions by mutual agreement.

Disclosure Controls and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2025. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at December 31, 2025.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2025, our internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting as at December 31, 2025, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

Use of Non-GAAP Financial Measures and Ratios

Our financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit from continuing operations attributable to shareholders: For adjusted profit from continuing operations attributable to shareholders, we adjust profit from continuing operations attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA: EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA: Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit from continuing operations attributable to shareholders as described above.

Adjusted profit from continuing operations attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization: Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our reportable segments or overall operations.

Gross profit margins before depreciation and amortization: Gross profit margins before depreciation and amortization are gross profit before depreciation and amortization, divided by revenue for each respective reportable segment. We believe this measure assists us and readers to compare margins on a percentage basis among our reportable segments.

Total cash unit costs: Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs: Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales: Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Cash margins for by-products: Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by- and co-products. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue: Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short- and long-term financial obligations.

Total debt: Total debt is the sum of debt plus lease liabilities, including the current portions of debt and lease liabilities.

Net debt (cash): Net debt (cash) is total debt, less cash and cash equivalents. Net cash is the amount by which our cash balance exceeds our total debt balance.

Net debt to net debt–plus-equity ratio: Net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio: Net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the 12 months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted net debt to capitalization ratio: Adjusted net debt to capitalization ratio is net debt plus other financial obligations divided by the sum of total debt, equity attributable to shareholders of the company and other financial obligations.

Adjusted basic earnings per share from continuing operations: Adjusted basic earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share from continuing operations: Adjusted diluted earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of fully diluted shares in a period.

Total cash unit costs per pound: Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound: Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound: Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

Profit (Loss) from Continuing Operations Attributable to Shareholders and Adjusted Profit from Continuing Operations Attributable to Shareholders

($ in millions, except per share data)		2025		2024		2023
Profit (loss) from continuing operations attributable to shareholders	$	**1,401**	$	(467)	$	(118)
Add (deduct) on an after-tax basis:						
Asset impairment		**—**		828		—
QB variable consideration to IMSA and Codelco		**(86)**		32		95
Environmental costs		**172**		3		88
Share-based compensation		**52**		72		63
Commodity derivatives		**(105)**		(65)		9
Foreign exchange (gains) losses		**37**		(137)		(8)
Tax items		**(82)**		178		69
Other		**144**		161		91
Adjusted profit from continuing operations attributable to shareholders	$	**1,533**	$	605	$	289
Basic earnings (loss) per share from continuing operations	$	**2.84**	$	(0.90)	$	(0.23)
Diluted earnings (loss) per share from continuing operations	$	**2.83**	$	(0.90)	$	(0.23)
Adjusted basic earnings per share from continuing operations	$	**3.10**	$	1.17	$	0.56
Adjusted diluted earnings per share from continuing operations	$	**3.09**	$	1.16	$	0.55

Reconciliation of Basic Earnings (Loss) per share from Continuing Operations to Adjusted Basic Earnings per share from Continuing Operations

(Per share amounts)		2025		2024		2023
Basic earnings (loss) per share from continuing operations	$	**2.84**	$	(0.90)	$	(0.23)
Add (deduct):						
Asset impairment		**—**		1.60		—
QB variable consideration to IMSA and Codelco		**(0.17)**		0.06		0.18
Environmental costs		**0.35**		0.01		0.17
Share-based compensation		**0.11**		0.14		0.12
Commodity derivatives		**(0.21)**		(0.13)		0.02
Foreign exchange (gains) losses		**0.07**		(0.27)		(0.01)
Tax items		**(0.16)**		0.34		0.13
Other		**0.27**		0.32		0.18
Adjusted basic earnings per share from continuing operations	$	**3.10**	$	1.17	$	0.56

Reconciliation of Diluted Earnings (Loss) per share from Continuing Operations to Adjusted Diluted Earnings per share from Continuing Operations

(Per share amounts)	2025	2024	2023
Diluted earnings (loss) per share from continuing operations	$ **2.83**	$ (0.90)	$ (0.23)
Add (deduct):			
Asset impairment	**—**	1.58	—
QB variable consideration to IMSA and Codelco	**(0.17)**	0.06	0.18
Environmental costs	**0.35**	0.01	0.17
Share-based compensation	**0.10**	0.14	0.12
Commodity derivatives	**(0.21)**	(0.13)	0.02
Foreign exchange (gains) losses	**0.07**	(0.26)	(0.01)
Tax items	**(0.16)**	0.34	0.13
Other	**0.28**	0.32	0.17
Adjusted diluted earnings per share from continuing operations	$ **3.09**	$ 1.16	$ 0.55

Reconciliation of EBITDA, Adjusted EBITDA, Net Debt to Adjusted EBITDA and Adjusted Net Debt to Capitalization Ratio

($ in millions)	2025	2024	2023
Profit (loss) from continuing operations before taxes	$ **1,656**	$ (718)	$ 3,944
Net finance expense	**641**	719	162
Depreciation and amortization	**1,757**	1,726	1,931
EBITDA	$ **4,054**	$ 1,727	$ 6,037
Add (deduct):			
Asset impairment	**—**	1,053	—
QB variable consideration to IMSA and Codelco	**(142)**	51	156
Environmental costs	**208**	—	168
Share-based compensation	**66**	91	107
Commodity derivatives	**(144)**	(90)	12
Foreign exchange (gains) losses	**41**	(146)	29
Other	**250**	247	(142)
Adjusted EBITDA[1]	$ **4,333**	$ 2,933	$ 6,367
Total debt	$ **4,862**	$ 5,482	$ 7,595
Less: cash and cash equivalents	**(5,012)**	(7,587)	(744)
Net debt (cash)	$ **(150)**	$ (2,105)	$ 6,851
Debt to adjusted EBITDA ratio	**1.1**	1.9	1.2
Net debt to adjusted EBITDA ratio	**—**	(0.7)	1.1
Equity attributable to shareholders of the company	$ **25,096**	$ 26,077	$ 26,988
Other financial obligations	$ **18**	$ 36	$ 268
Adjusted net debt to capitalization ratio	**—**	(0.07)	0.20

Note:
1. Amounts for year ended December 31, 2023 is as previously reported.

Reconciliation of Gross Profit Before Depreciation and Amortization

($ in millions)	2025	2024	2023
Gross profit	$ 2,657	$ 1,607	$ 1,112
Depreciation and amortization[1]	1,682	1,665	861
Gross profit before depreciation and amortization	$ 4,339	$ 3,272	$ 1,973
Reported as:			
Copper			
Quebrada Blanca	$ 860	$ 766	$ (61)
Highland Valley Copper	850	471	391
Antamina	1,101	1,038	899
Carmen de Andacollo	382	121	44
Other	3	5	(8)
	3,196	2,401	1,265
Zinc			
Trail Operations	282	12	103
Red Dog	846	851	611
Other	15	8	(6)
	1,143	871	708
Gross profit before depreciation and amortization	$ 4,339	$ 3,272	$ 1,973

Note:
1. Depreciation and amortization recognized in cost of sales.

Copper Unit Cost Reconciliation

(CAD$ in millions, except where noted)	2025	2024	2023[1]
Revenue as reported	$ 6,619	$ 5,542	$ 3,425
Less:			
Quebrada Blanca revenue as reported	—	—	(595)
By-product revenue (A)	(790)	(507)	(397)
Smelter processing charges (B)	63	262	156
Adjusted revenue	$ 5,892	$ 5,297	$ 2,589
Cost of sales as reported	$ 4,846	$ 4,497	$ 2,713
Less: Quebrada Blanca cost of sales as reported	—	—	(737)
	$ 4,846	$ 4,497	$ 1,976
Less:			
Depreciation and amortization	(1,423)	(1,356)	(472)
Inventory write-down	(10)	(41)	—
Labour settlement charges	(57)	(29)	(9)
Other	—	(31)	—
By-product cost of sales (C)	(119)	(82)	(125)
Adjusted cash cost of sales (D)	$ 3,237	$ 2,958	$ 1,370
Payable pounds sold (millions)[1] (E)	928.9	924.5	498.0
Per unit amounts — CAD$/pound			
Adjusted cash cost of sales (D/E)	$ 3.49	$ 3.20	$ 2.75
Smelter processing charges (B/E)	0.07	0.28	0.31
Total cash unit costs — CAD$/pound	$ 3.56	$ 3.48	$ 3.06
Cash margins for by-products — ((A–C)/E)	(0.73)	(0.46)	(0.54)
Net cash unit costs — CAD$/pound	$ 2.83	$ 3.02	$ 2.52
US$ amounts[2]			
Average exchange rate (CAD$ per US$1.00)	$ 1.40	$ 1.37	$ 1.35
Per unit amounts — US$/pound			
Adjusted cash cost of sales	$ 2.50	$ 2.34	$ 2.04
Smelter processing charges	0.05	0.20	0.23
Total cash unit costs — US$/pound	$ 2.55	$ 2.54	$ 2.27
Cash margins for by-products	(0.52)	(0.34)	(0.40)
Net cash unit costs — US$/pound	$ 2.03	$ 2.20	$ 1.87

Notes:
1. Excludes Quebrada Blanca in 2023.
2. Average period exchange rates are used to convert to US$ per pound equivalent.

Copper Unit Cost Reconciliation, QB

(CAD$ in millions, except where noted)		2025
Revenue as reported	$	6,619
Less:		
Highland Valley Copper revenue as reported		(1,883)
Antamina revenue as reported		(1,545)
Carmen de Andacollo revenue as reported		(716)
By-product revenue (A)		(220)
Smelter processing charges (B)		35
Adjusted revenue	$	2,290
Cost of sales as reported	$	4,846
Less: Highland Valley Copper cost of sales as reported		(1,384)
Less: Antamina cost of sales as reported		(708)
Less: Carmen de Andacollo cost of sales as reported		(453)
Less: Other cost of sales as reported		3
	$	2,304
Less:		
Depreciation and amortization		(689)
Inventory write-down		(7)
Labour settlement charges		(53)
Adjusted cash cost of sales (D)	$	1,555
Payable pounds sold (millions) (E)		367.0
Per unit amounts — CAD$/pound		
Adjusted cash cost of sales (D/E)	$	4.24
Smelter processing charges (B/E)		0.09
Total cash unit costs — CAD$/pound	$	4.33
Cash margins for by-products — (A/E)		(0.60)
Net cash unit costs — CAD$/pound	$	3.73
US$ amounts[1]		
Average exchange rate (CAD$ per US$1.00)	$	1.40
Per unit amounts — US$/pound		
Adjusted cash cost of sales	$	3.03
Smelter processing charges		0.07
Total cash unit costs — US$/pound	$	3.10
Cash margins for by-products		(0.43)
Net cash unit costs — US$/pound	$	2.67

Note:
1. Average period exchange rates are used to convert to US$ per pound equivalent.

Copper Unit Cost Reconciliation, Excluding QB

(CAD$ in millions, except where noted)	2025	2024	2023
Revenue as reported	$ 6,619	$ 5,542	$ 3,425
Less:			
Quebrada Blanca revenue as reported	(2,475)	(2,376)	(595)
By-product revenue (A)	(570)	(402)	(397)
Smelter processing charges (B)	28	138	156
Adjusted revenue	$ 3,602	$ 2,902	$ 2,589
Cost of sales as reported	$ 4,846	$ 4,497	$ 2,713
Less: Quebrada Blanca cost of sales as reported	(2,304)	(2,338)	(737)
	$ 2,542	$ 2,159	$ 1,976
Less:			
Depreciation and amortization	(734)	(628)	(472)
Inventory write-down	(3)	(6)	—
Labour settlement charges	(4)	(25)	(9)
Other	—	(5)	—
By-product cost of sales (C)	(119)	(82)	(125)
Adjusted cash cost of sales (D)	$ 1,682	$ 1,413	$ 1,370
Payable pounds sold (millions) (E)	561.9	505.2	498.0
Per unit amounts — CAD$/pound			
Adjusted cash cost of sales (D/E)	$ 2.99	$ 2.80	$ 2.75
Smelter processing charges (B/E)	0.05	0.27	0.31
Total cash unit costs — CAD$/pound	$ 3.04	$ 3.07	$ 3.06
Cash margins for by-products — ((A−C)/E)	(0.80)	(0.63)	(0.54)
Net cash unit costs — CAD$/pound	$ 2.24	$ 2.44	$ 2.52
US$ amounts[1]			
Average exchange rate (CAD$ per US$1.00)	$ 1.40	$ 1.37	$ 1.35
Per unit amounts — US$/pound			
Adjusted cash cost of sales	$ 2.14	$ 2.04	$ 2.04
Smelter processing charges	0.04	0.20	0.23
Total cash unit costs — US$/pound	$ 2.18	$ 2.24	$ 2.27
Cash margins for by-products	(0.58)	(0.46)	(0.40)
Net cash unit costs — US$/pound	$ 1.60	$ 1.78	$ 1.87

Note:
1. Average period exchange rates are used to convert to US$ per pound equivalent.

Zinc Unit Cost Reconciliation (Mining Operations[1])

(CAD$ in millions, except where noted)	2025	2024	2023
Revenue as reported	$ 4,137	$ 3,523	$ 3,051
Less:			
Trail Operations revenues as reported	(2,489)	(2,003)	(1,992)
Other revenues as reported	(9)	(8)	(6)
Add back: Intra-segment revenues as reported	543	547	543
	$ 2,182	$ 2,059	$ 1,596
By-product revenues (A)	(509)	(434)	(320)
Smelter processing charges (B)	150	258	365
Adjusted revenue	$ 1,823	$ 1,883	$ 1,641
Cost of sales as reported	$ 3,253	$ 2,961	$ 2,651
Less:			
Trail Operations cost of sales as reported	(2,208)	(2,069)	(1,994)
Other costs of sales as reported	6	—	(12)
Add back: Intra-segment purchases as reported	543	547	543
	$ 1,594	$ 1,439	$ 1,188
Less:			
Depreciation and amortization	(258)	(231)	(203)
Royalty costs	(515)	(448)	(262)
By-product cost of sales (C)	(123)	(107)	(126)
Adjusted cash cost of sales (D)	$ 698	$ 653	$ 597
Payable pounds sold (millions) (E)	1,004.4	1,078.6	1,042.8
Per unit amounts — CAD$/pound			
Adjusted cash cost of sales (D/E)	$ 0.69	$ 0.61	$ 0.57
Smelter processing charges (B/E)	0.15	0.23	0.35
Total cash unit costs — CAD$/pound	$ 0.84	$ 0.84	$ 0.92
Cash margins for by-products — ((A–C)/E)	(0.38)	(0.30)	(0.18)
Net cash unit costs — CAD$/pound	$ 0.46	$ 0.54	$ 0.74
US$ amounts[2]			
Average exchange rate (CAD$ per US$1.00)	$ 1.40	$ 1.37	$ 1.35
Per unit amounts — US$/pound			
Adjusted cash cost of sales	$ 0.50	$ 0.44	$ 0.42
Smelter processing charges	0.10	0.17	0.26
Total cash unit costs — US$/pound	$ 0.60	$ 0.61	$ 0.68
Cash margins for by-products	(0.27)	(0.22)	(0.13)
Net cash unit costs — US$/pound	$ 0.33	$ 0.39	$ 0.55

Notes:
1. Red Dog Mining Operations.
2. Average period exchange rates are used to convert to US$ per pound equivalent.

Cautionary Statement on Forward-Looking Statements

This Annual Report contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "can", "could", "plan", "continue", "estimate", "expect", "may", "will", "would", "project", "predict", "likely", "potential", "should", "believe" and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this Annual Report.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy, including being a pure-play energy transition metals company; anticipated global and regional supply, demand and market outlook for our commodities; our business, assets and strategy going forward, including with respect to future and ongoing project development; our expectations with respect to a disciplined execution of our business plans; our ability to complete the Merger with Anglo American, including timing of completion, the ability to meet customary closing conditions and our ability to receive applicable approvals; our expectations with respect to the Merger with Anglo American; our ability to achieve corporate synergies with Anglo American and potential synergies between QB and Collahuasi; our ability to execute our copper growth strategy in a value accretive manner; the timing and format of any cash returns to shareholders; our expectations regarding cost, timing and completion of HVC MLE; our expectations regarding our Comprehensive Operational Review and updated outlook, including any progress of the QB Action Plan; our expectations regarding cost, timing and completion of TMF development initiatives and installation of remaining permanent tailings infrastructure and water management at our QB Operations; the occurrence and length of any potential downtime at QB; our ability to raise improve and support construction of the sand dam, including the construction of a sand wedge; our expectations regarding improved sand drainage, including paddock design and sand placement; our expectations with respect to improved recoveries at QB and achieve design rates in the mine, concentrator and molybdenum plant; the continued ramp-up to consistent production and future optimization and debottlenecking of our QB Operations; our expectations with respect to the normal operation of the shiploader; our expectations with respect to no longer needing alternative port arrangements for shipping at QB; our expectations with respect to operations at Carmen de Andacollo; our expectations with respect to Teck's updated operating strategy and production at Trail; our expectations with respect to the production and sales volume at Red Dog; our expectations with respect to shipment conditions, weather and sea conditions for our Red Dog Operations; potential raw material constraints on our business; our expectations with respect to the occurrence, timing and length of required maintenance shutdowns and equipment replacement; expectations regarding inflationary pressures and our ability to manage controllable operating expenditures; the uncertainty surrounding the status of various worldwide tariffs and their impact on the mining industry; expectations with respect to the potential impact of any tariffs, countervailing duties or other trade restrictions, including the impact on trade flows, demand for our products and general economic conditions and our ability to manage our sale arrangements to minimize any impacts or maintain compliance with any exemptions provided; expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization and amount of planned growth capital expenditures; expectations regarding advancement of our copper growth portfolio projects, including advancement of study, permitting, execution planning, detailed engineering and design, risk mitigation, and advanced early works, community and Indigenous engagement, completion of updated cost estimates, tendering processes, and timing for receipt of permits related to QB optimization, QB Asset Expansion, the Red Dog MLE, the HVC MLE, San Nicolás and Zafranal projects, as applicable; our expectations with respect to the timing of completion and cost of the HVC MLE; our expectations and results with respect to the royalties on our operations; expectations with respect to timing and outcome of the regulatory approvals process for our copper growth projects; expectations for copper growth capital expenditures to progress our medium- to long-term projects, including Galore Creek, Schaft Creek, NewRange and NuevaUnión; our expectations regarding safety rates at our operations; expectations regarding our effective tax rate; expectations regarding after-tax impairments; liquidity and availability of borrowings under our credit facilities; requirements to post and our ability to obtain additional credit for posting security for reclamation at our sites; expectations for our general and administration and research and innovation costs and costs related to the enterprise resource planning system; profit and loss expectations; our expectations with respect to potential results of any litigation, arbitration or regulatory action; copper price market trends and expectations; our expectations with respect to foreign demand for our materials; our ability to continue to declare dividends; mineral grades; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized stripping, operating outlook, and other guidance under the headings "Guidance" and "Outlook" and as discussed elsewhere in the various reportable segment sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These forward-looking statements are based on the information available at the time those statements are made and are of good faith belief of the officers and directors of Teck as of the time with respect to future events and are subject to a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; the completion of the Merger with Anglo American; completion of the QB Action Plan; the potential corporate synergies between Anglo American and Teck; acts of foreign or domestic governments and the outcome of legal proceedings, including expectations with respect to the claims for indemnification from NSC and Glencore in connection with the sale of the steelmaking coal business; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; the continued operation of QB in accordance with our expectations; our ability to advance TMF development initiatives as expected and the occurrence and length of any potential maintenance downtime; expectations with respect to the restart of the shiploader at QB; expectations with respect to availability of alternative port arrangements; expectations and assumptions with respect to HVC MLE capital cost estimate and expected project economics; expectations with respect to the timing and completion of the HVC MLE; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine life extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; our ability to improve or maintain the annual HPI frequency rate at Teck-controlled operations; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; operating costs and capital expenditure estimates for our operations; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and statutory and effective tax rates; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; favourable weather conditions for shipment and operations; the resolution of environmental, regulatory and other proceedings or disputes; our ability to obtain, comply with and renew permits, licences and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings, including indemnification claims; ability for Teck to satisfy all conditions precedent for closing of the Merger; ability for Teck to receive necessary approvals to complete the Merger; costs related to the Merger; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment); government action or delays in the receipt of government approvals; changes in royalty or tax rates; industrial disturbances or other job action; adverse weather conditions; unanticipated events related to health, safety and environmental matters; union labour disputes; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; changes in laws and mining regulations; potential changes to the CUSMA; changes in Canadian property law and ownership title; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is dependent upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Ongoing monitoring may reveal unexpected environmental conditions at our operations and projects that could require additional remedial measures. Production at our QB and Red Dog operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2025 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this annual report regarding our material properties was reviewed, approved and verified by Jason Sangha, P.Eng., Vice President, Technical & Planning, an officer of Teck and a Qualified Person as defined under National Instrument 43-101.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2025 and 2024

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of our operations and report their findings to management and the Audit Committee.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2025, our internal control over financial reporting was effective.

The Board of Directors oversees management's responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinion in the Report of Independent Registered Public Accounting Firm.

Jonathan H. Price
President and Chief Executive Officer

Crystal J. Prystai
Executive Vice President and Chief Financial Officer
February 18, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Teck Resources Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Teck Resources Limited and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of income, of comprehensive income (loss), of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting, appearing in Management's Discussion and Analysis. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Test of the Quebrada Blanca Cash Generating Unit (the QB CGU)

As described in Notes 3, 4, and 8 to the consolidated financial statements, management performs its annual goodwill impairment test as of October 31 of each year, or when there is an indication that the goodwill may be impaired. An impairment loss exists if the carrying amount of a CGU, including goodwill, exceeds its recoverable amount. The total carrying value of the goodwill allocated to the QB CGU as of December 31, 2025 was $421 million. During the third quarter of 2025, management identified an indicator of impairment and as a result, performed an impairment test as of September 30, 2025. Management used a discounted cash flow model that covers the current expected mine life with an estimate of the in situ value applied to the remaining resources to determine the recoverable amount of the QB CGU. The recoverable amount of the QB CGU exceeded the carrying value, and as a result, no impairment loss was recognized by management. Significant assumptions used in preparing the discounted cash flow model for the QB CGU goodwill impairment test include long-term copper price, discount rate, operating costs and capital expenditures estimates, reserves and resources, mine production rates and the fair value per pound of copper equivalent used in the determination of the in situ value. The reserves and resources for the QB CGU have been prepared by or under the supervision of qualified persons and management's experts (management's specialists).

The principal considerations for our determination that performing procedures relating to the goodwill impairment test for the QB CGU is a critical audit matter are (i) significant judgment by management when determining the recoverable amount of the QB CGU; (ii) management's specialists were used to estimate the reserves and resources; (iii) a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate significant assumptions used in the determination of the recoverable amount, relating to long-term copper price, discount rate, operating costs and capital expenditures estimates, reserves and resources, mine production rates, and the fair value per pound of copper equivalent used in the determination of the in situ value; and (iv) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's QB CGU goodwill impairment test, including controls over the determination of the recoverable amount of the QB CGU. These procedures also included, among others, testing management's process for determining the recoverable amount of the QB CGU, including evaluating the appropriateness of the discounted cash flow model and the in situ fair value approach, testing the completeness and accuracy of underlying data and evaluating the reasonableness of the significant assumptions used in the determination of the recoverable amount. Evaluating the reasonableness of management's significant assumptions involved considering their consistency with (i) external market and industry data for long-term copper prices, (ii) recent actual capital expenditures incurred for capital expenditures estimates, (iii) recent actual operating costs incurred as well as market and industry data for operating costs and (iv) recent actual mine production rates and other third party information for mine production rates. The work of management's specialists was used in performing the procedures to evaluate the reasonableness of reserves and resources. As a basis for using this work, management's specialists' qualifications were understood and the Company's relationship with management's specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management's specialists, tests of the data used by management's specialists, and an evaluation of their findings. Professionals with specialized skill and knowledge assisted in this evaluation, as applicable. Professionals with specialized skill and knowledge were also used to assist in the evaluation of the reasonableness of the discount rate and the fair value per pound of copper equivalent used in the determination of the in situ value.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, Canada
February 18, 2026

We have served as the Company's auditor since 1964.

Consolidated Statements of Income Years ended December 31

(CAD$ in millions, except for share data)		2025		2024
Revenue (Note 6)	$	**10,756**	$	9,065
Cost of sales		**(8,099)**		(7,458)
Gross profit		**2,657**		1,607
Other operating income (expenses)				
General and administration		**(269)**		(275)
Exploration		**(90)**		(87)
Research and innovation		**(35)**		(50)
Asset impairment (Note 8)		**—**		(1,053)
Other operating income (expense) (Note 9)		**(15)**		(151)
Profit (loss) from operations		**2,248**		(9)
Finance income (Note 10)		**271**		234
Finance expense (Note 10)		**(912)**		(953)
Non-operating income (expense) (Note 11)		**52**		7
Share of profit (loss) of joint venture and associate (Note 15)		**(3)**		3
Profit (loss) from continuing operations before taxes		**1,656**		(718)
Provision for income taxes from continuing operations (Note 23(a))		**(584)**		(205)
Profit (loss) from continuing operations for the year		**1,072**		(923)
Profit from discontinued operations (Note 5(c))		**—**		1,206
Profit for the year	$	**1,072**	$	283
Profit (loss) from continuing operations attributable to:				
Shareholders of the company	$	**1,401**	$	(467)
Non-controlling interests		**(329)**		(456)
Profit (loss) from continuing operations for the year	$	**1,072**	$	(923)
Profit (loss) attributable to:				
Shareholders of the company	$	**1,401**	$	406
Non-controlling interests		**(329)**		(123)
Profit for the year	$	**1,072**	$	283
Earnings (loss) per share from continuing operations				
Basic	$	**2.84**	$	(0.90)
Diluted	$	**2.83**	$	(0.90)
Earnings per share from discontinued operations				
Basic	$	**—**	$	1.69
Diluted	$	**—**	$	1.68
Earnings per share				
Basic	$	**2.84**	$	0.79
Diluted	$	**2.83**	$	0.78
Weighted average shares outstanding (millions)		**493.8**		516.0
Weighted average diluted shares outstanding (millions)		**495.4**		520.0
Shares outstanding at end of year (millions)		**488.5**		506.3

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss) Years ended December 31

(CAD$ in millions)		2025		2024
Profit for the year	$	**1,072**	$	283
Other comprehensive income (loss) from continuing operations for the year				
Items that may be reclassified to profit				
Currency translation differences (net of taxes of $1 and $7)		**(1,133)**		1,684
Change in fair value of debt securities (net of taxes of $nil and $nil)		**4**		4
Share of other comprehensive loss of joint venture and associate (net of taxes of $nil and $nil)		**(1)**		—
		(1,130)		1,688
Items that will not be reclassified to profit				
Change in fair value of marketable equity securities (net of taxes of $(3) and $(7))		**27**		50
Remeasurements of retirement benefit plans (net of taxes of $(13) and $nil)		**14**		(5)
		41		45
Total other comprehensive income (loss) from continuing operations for the year	$	**(1,089)**	$	1,733
Other comprehensive income from discontinued operations for the year				
Items that will not be reclassified to profit				
Remeasurements of retirement benefit plans (net of taxes of $nil and $(30))		**—**		51
Total comprehensive income (loss) for the year	$	**(17)**	$	2,067
Total comprehensive income (loss) attributable to:				
Shareholders of the company	$	**248**	$	2,156
Non-controlling interests		**(265)**		(89)
	$	**(17)**	$	2,067
Total comprehensive income attributable to shareholders of the company from:				
Continuing operations	$	**248**	$	1,231
Discontinued operations		**—**		925
	$	**248**	$	2,156

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows Years ended December 31

(CAD$ in millions)	2025	2024
Operating activities		
Profit (loss) from continuing operations	$ 1,072	$ (923)
Depreciation and amortization	1,757	1,726
Provision for income taxes from continuing operations	584	205
Asset impairment	—	1,053
Net finance expense	641	719
Income taxes paid	(1,235)	(1,833)
Expenditures on decommissioning and restoration provisions	(106)	(76)
QB variable consideration to IMSA and Codelco	(142)	51
Foreign exchange (gains) losses	41	(146)
Embedded derivatives and other	(155)	(70)
Net change in non-cash working capital items	(978)	(276)
Net cash provided by continuing operating activities	1,479	430
Net cash provided by discontinued operating activities	—	2,360
	1,479	2,790
Investing activities		
Expenditures on property, plant and equipment	(1,838)	(2,262)
Capitalized stripping costs	(224)	(373)
Expenditures on investments and other assets	(187)	(68)
Net proceeds from sale of steelmaking coal business	—	9,483
Proceeds from sale of investments and other assets	88	55
Proceeds from interest and dividend income	251	194
Net cash provided by (used in) continuing investing activities	(1,910)	7,029
Net cash used in discontinued investing activities	—	(856)
	(1,910)	6,173
Financing activities		
Proceeds from debt	308	77
Redemption, purchase or repayment of debt	(733)	(2,549)
Repayment of lease liabilities	(112)	(68)
QB advances from SMM/SC	476	652
Sale of minority interest in steelmaking coal business	—	1,675
Interest and finance charges paid	(686)	(863)
Issuance of Class B subordinate voting shares	26	172
Purchase and cancellation of Class B subordinate voting shares	(1,011)	(1,240)
Dividends paid	(246)	(514)
Net contributions from non-controlling interests	157	263
Settlement of other liabilities	(25)	(102)
Net cash used in continuing financing activities	(1,846)	(2,497)
Net cash used in discontinued financing activities	—	(68)
	(1,846)	(2,565)
Increase (decrease) in cash and cash equivalents	(2,277)	6,398
Effect of exchange rate changes on cash and cash equivalents	(298)	445
Cash and cash equivalents at beginning of year	7,587	744
Cash and cash equivalents at end of year	$ 5,012	$ 7,587

Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets As at December 31

(CAD$ in millions)	2025	2024
ASSETS		
Current assets		
Cash and cash equivalents (Note 12)	$ 5,012	$ 7,587
Current income taxes receivable	317	267
Trade and settlement receivables	2,564	1,661
Inventories (Note 13)	2,748	2,598
Prepaids and other current assets	523	461
	11,164	12,574
Financial assets (Note 14)	1,058	764
Investment in joint venture and associate (Note 15)	1,231	1,223
Property, plant and equipment (Note 16)	29,721	30,568
Intangible assets (Note 17)	169	196
Deferred income tax assets (Note 23(b))	931	572
Goodwill (Note 8(b))	421	442
Other assets (Note 18)	741	698
	$ 45,436	$ 47,037
LIABILITIES AND EQUITY		
Current liabilities		
Trade accounts payable and other liabilities (Note 19)	$ 3,404	$ 2,735
Current portion of debt (Note 20)	403	423
Current portion of lease liabilities (Note 21(c))	169	175
Current income taxes payable	182	850
Current portion of provisions (Note 25)	245	187
	4,403	4,370
Debt (Note 20)	3,501	4,108
Lease liabilities (Note 21(c))	789	776
QB advances from SMM/SC (Note 22)	4,745	4,483
Deferred income tax liabilities (Note 23(b))	2,460	2,293
Retirement benefit liabilities (Note 24(a))	351	373
Provisions (Note 25)	2,340	2,439
Financial and other liabilities (Note 26)	840	1,099
	19,429	19,941
Equity		
Attributable to shareholders of the company	25,096	26,077
Attributable to non-controlling interests (Note 28)	911	1,019
	26,007	27,096
	$ 45,436	$ 47,037

Contingencies (Note 5(b) and Note 29)
Commitments (Note 30)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors

/s/Una M. Power

/s/Paul G. Schiodtz

Una M. Power
Chair of the Audit Committee

Paul G. Schiodtz
Director

Consolidated Statements of Changes in Equity Years ended December 31

(CAD$ in millions)	2025	2024
Class A common shares	$ 6	$ 6
Class B subordinate voting shares		
Beginning of year	6,435	6,458
Share repurchases (Note 27(i))	(246)	(251)
Issued on exercise of options	35	228
End of year	6,224	6,435
Retained earnings		
Beginning of year	17,061	19,618
Profit for the year attributable to shareholders of the company	1,401	406
Dividends paid (Note 27(h))	(246)	(514)
Share repurchases (Note 27(i))	(779)	(1,010)
Sale of steelmaking coal business (Note 5(b))	—	(1,485)
Remeasurements of retirement benefit plans	14	46
End of year	17,451	17,061
Contributed surplus		
Beginning of year	178	213
Share option compensation expense (Note 27(d))	16	21
Transfer to Class B subordinate voting shares on exercise of options	(9)	(56)
End of year	185	178
Accumulated other comprehensive income attributable to shareholders of the company (Note 27(f))		
Beginning of year	2,397	693
Other comprehensive income (loss)	(1,153)	1,750
Remeasurements of retirement benefit plans recorded in retained earnings	(14)	(46)
End of year	1,230	2,397
Non-controlling interests (Note 28)		
Beginning of year	1,019	1,304
Loss for the year attributable to non-controlling interests	(329)	(123)
Other comprehensive income attributable to non-controlling interests	64	34
Change from the NSC/POSCO transaction (Note 5(b))	—	3,155
Sale of steelmaking coal business (Note 5(b))	—	(3,261)
Contributions from non-controlling interests	160	263
Distributions to non-controlling interests	(3)	(353)
End of year	911	1,019
Total equity	$ 26,007	$ 27,096

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements Years ended December 31, 2025 and 2024

1. Nature of Operations

Teck Resources Limited and its subsidiaries (Teck, we, us or our) are engaged in mining and related activities including research, exploration and development, processing, smelting, refining and reclamation. Our major products are copper and zinc. We also produce lead, precious metals, molybdenum, fertilizers and other metals. Metal products are sold as refined metals or concentrates. We completed the sale of our steelmaking coal business, Elk Valley Resources (EVR), in 2024 (Note 5(b)).

Teck is a Canadian corporation and our registered office is at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0B3.

2. Basis of Preparation and New IFRS Accounting Standards and Amendments

a) Basis of Preparation

These annual consolidated financial statements have been prepared by management in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB) (IFRS Accounting Standards) and were approved by the Board of Directors on February 18, 2026.

b) New IFRS Accounting Standards and Amendments

Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued *Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7.* These amendments aimed to ensure that nature-dependent electricity contracts, where contractual features can expose a company to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions, are appropriately reflected in the financial statements. The amendments include clarifying the application of the "own use" requirements to these contracts in assessing whether derivative accounting is required, permitting hedge accounting if these contracts are used as hedging instruments and requiring new disclosures that discuss the effect of these contracts on a company's financial performance and cash flows.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The clarifications regarding the "own use" requirements are applied retrospectively, but the guidance permitting hedge accounting is applied prospectively to new hedging relationships designated on or after the date of initial application. We do not expect these amendments to have a material effect on our financial statements.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued *Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7.* These amendments updated classification and measurement requirements in IFRS 9 *Financial Instruments* and related disclosure requirements in IFRS 7 *Financial Instruments: Disclosures.* The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. For financial liabilities settled in cash using an electronic payment system, we expect to apply the election to deem these financial liabilities to be discharged before the settlement date. For equity instruments designated at fair value through other comprehensive income, we will separately present the fair value gain or loss on investments derecognized during the period and on investments held at the end of the period in the statement of comprehensive income (loss). We are continuing to assess the impact of these amendments on our consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, *Presentation and Disclosure in Financial Statements* (IFRS 18), which replaces IAS 1, *Presentation of Financial Statements.* IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three main categories of operating, investing and financing, and by specifying certain defined totals and subtotals. An entity may use certain subtotals of income and expenses in public communications outside the financial statements to communicate management's view of an aspect of the financial performance of the entity as a whole to users, and these subtotals are not specifically required by IFRS Accounting Standards. IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures (MPMs). IFRS 18 also provides additional guidance on principles of aggregation and disaggregation that apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income (loss) and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted.

We are currently assessing and quantifying the effect of this standard on our financial statements. The standard is expected to result in changes to the presentation of our consolidated statements of income, by requiring all income and expenses to be classified into the three main categories of operating, investing and financing. Specifically, we anticipate changes to the presentation of certain income and expense items, for example, that foreign exchange gains and losses will be classified in the same category as the items that gave rise to the exchange difference, rather than being combined into one line. The cash flow statement will begin with the new IFRS 18-specified subtotal of operating profit. We will also have enhanced note disclosures on any identified MPMs, such as adjusted EBITDA. We expect to apply IFRS 18 on its effective date with full retrospective application, including restated comparative information.

3. Material Accounting Policy Information

The material accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

Basis of Presentation

Our consolidated financial statements include the accounts of Teck and all of its subsidiaries. Our significant operating subsidiaries include Teck Metals Ltd. (TML), Teck Alaska Incorporated (TAK), Teck Highland Valley Copper Partnership (Highland Valley Copper), Compañía Minera Teck Quebrada Blanca S.A. (QB, QBSA or Quebrada Blanca) and Compañía Minera Teck Carmen de Andacollo (Carmen de Andacollo). Teck Coal Partnership (Teck Coal) was sold as part of our sale of the steelmaking coal business in 2024 (Note 5(b)).

All subsidiaries are entities that we control, either directly or indirectly. Certain of our business activities are conducted through joint arrangements. Our interests in joint operations include Galore Creek Partnership (Galore Creek, 50% share) in Canada; Antamina (22.5% share) in Peru; NewRange Copper Nickel LLC (NewRange, 50% share) in the U.S.; and Minas de San Nicolás, S.A.P.I. de C.V. (San Nicolás, 84% share) in Mexico. As contributions are made by our joint operation partner to San Nicolás, their incremental contributions will result in an increase in their share ownership and a reduction in our share ownership until a 50:50 ownership structure is achieved. We account for our interests in these joint operations by recording our share of the respective assets, liabilities, revenue, expenses and cash flows. We have an interest in a joint venture, NuevaUnión SpA (NuevaUnión, 50% share) in Chile and an immaterial investment in an associate in the United States that we account for using the equity method (Note 15).

3. Material Accounting Policy Information (continued)

On January 3, 2024, we completed the sale of a minority stake of our interest in our steelmaking coal business. On July 11, 2024, we completed the sale of our remaining 77% interest in our steelmaking coal business (Note 5(b)).

All dollar amounts are presented in Canadian dollars unless otherwise specified.

Material Accounting Policies Related to the Steelmaking Coal Business

While the sale of the steelmaking coal business was completed in 2024, profit from discontinued operations for 2024 is presented and disclosed in our consolidated financial statements. Therefore, we have continued to disclose the material accounting policies that are applicable to the steelmaking coal business.

Interests in Joint Operations and Joint Ventures

We are party to joint arrangements where we have joint control, which is when decisions about the activities that significantly affect the returns of the investee require unanimous consent of the parties sharing control. We have joint arrangements structured through separate vehicles and classified as joint operations, where the parties have rights to the assets and obligations for the liabilities relating to the arrangement. In these instances, we assessed the legal form of the separate vehicle, the terms of the contractual arrangement, and relevant other facts and circumstances. Regarding other facts and circumstances, we have determined that an arrangement is a joint operation if the arrangement is primarily designed for the provision of output to the parties, and that the liabilities incurred by the arrangement are, in substance, satisfied by the cash flows received from the parties through their purchases of the output. Joint operations are accounted for by recording our share of the respective assets, liabilities, revenue, expenses and cash flows.

We also have a joint arrangement structured through a separate vehicle that is classified as a joint venture. Joint ventures are accounted for as investments using the equity method.

Foreign Currency Translation

The functional currency of Teck, the parent entity, is the Canadian dollar, which is also the presentation currency of our consolidated financial statements.

Foreign operations are translated from their functional currencies, generally the U.S. dollar, into Canadian dollars on consolidation. Items in the consolidated statements of income and other comprehensive income (loss) are translated using weighted average exchange rates that reasonably approximate the exchange rate at the transaction date. Items on the balance sheet are translated at the closing spot exchange rate. Exchange differences on the translation of the net assets of entities with functional currencies other than the Canadian dollar, and any offsetting exchange differences on debt used to hedge those assets, are recognized in a separate component of equity through other comprehensive income (loss).

Revenue

Our revenue consists of sales of copper, zinc and lead concentrates, and refined zinc, lead and silver. We also sell other by-products, including molybdenum concentrates, various refined specialty metals, chemicals and fertilizers. Our performance obligations relate primarily to the delivery of these products to our customers, with each separate shipment representing a separate performance obligation. In the comparative year, revenue from our steelmaking coal business is included as part of profit from discontinued operations.

Revenue, including revenue from the sale of by-products, is recognized at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have a present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms and there is no unfulfilled obligation that could affect the customer's acceptance of the product.

Base metal concentrates

For copper, zinc and lead concentrate sales, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by the customer. Additionally, for a minority of copper concentrate sales, control of the product transfers to the customer when an individual shipment parcel is delivered to a specified location. We sell a majority of our concentrates on commercial terms where we are responsible for providing freight services after the date at which control of the product passes to the customer. We are the principal to this freight performance obligation. A minority of zinc concentrate sales are made on consignment. For consignment transactions, control of the product transfers to the customer and revenue is recognized at the time the product is consumed in the customer's process.

The majority of our metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, revenue is recorded based on the estimated consideration to be received at the date of sale, with reference to relevant commodity market prices. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables related to price changes are recorded in other operating income (expense).

Metal concentrate sales are billed based on provisional weights and assays upon the passage of control to the customer. The first provisional invoice is billed to the customer at the time of transfer of control. As final prices, weights and assays are received, additional invoices are issued and cash is collected. In general, consideration is promptly collected from customers; however, the payment terms are customer-specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading or shortly after arrival at the destination port, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

Refined metals

For sales of refined metals, control of the product transfers to the customer when the product is loaded onto a carrier accepted by the customer. For these products, loading generally coincides with the transfer of title.

Our refined metals are sold under spot or average pricing contracts. For spot sales contracts, pricing is final when revenue is recognized. For refined metal sales contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to commodity market prices. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

We sell a portion of our refined metals on commercial terms where we are responsible for providing freight services after the date at which control of the product passes to the customer. We are the principal to this freight performance obligation.

Refined metal sales are billed based on final specification measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized.

In general, consideration is promptly collected from customers; however, the payment terms are customer-specific and subject to change based on market conditions and other factors.

3. Material Accounting Policy Information (continued)

Steelmaking coal sales – presented as profit from discontinued operations

For steelmaking coal sales, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by or directly contracted by the customer. For a majority of steelmaking coal sales, we are not responsible for the provision of shipping or product insurance after the transfer of control. For certain sales, we arrange shipping on behalf of our customers and are the agent to these shipping transactions.

Steelmaking coal is sold under spot or average pricing contracts. For spot price contracts, pricing is final when revenue is recognized. For average pricing contracts, the final pricing is determined based on quoted steelmaking coal price assessments over a specific period. Control of the goods may transfer and revenue may be recognized before, during or subsequent to the period in which final average pricing is determined. For all steelmaking coal sales under average pricing contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on estimated consideration to be received at the date of sale with reference to steelmaking coal price assessments. For average pricing contracts, adjustments are made to settlement receivables in subsequent periods based on published price assessments up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers.

Steelmaking coal sales are billed based on final quality and quantity measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized. The payment terms generally require prompt collection from customers; however, payment terms are customer-specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

Financial Instruments

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash is classified as a financial asset that is subsequently measured at amortized cost. Cash equivalents are classified as a financial asset that is subsequently measured at amortized cost, except for money market investments, which are classified as subsequently measured at fair value through profit (loss).

Trade receivables

Trade receivables relate to amounts owing from sales under our spot pricing contracts for refined metals, chemicals and fertilizers. These receivables are non-interest bearing and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Trade receivables recorded are net of lifetime expected credit losses.

Settlement receivables

Settlement receivables arise from base metal concentrate sales contracts and refined metals sales contracts, where amounts receivable vary based on underlying commodity prices. Settlement receivables are classified as fair value through profit (loss) and are recorded at fair value at each reporting period based on quoted commodity prices up to the date of final pricing. The changes in fair value are recorded in other operating income (expense).

Investments in marketable equity securities

All of our investments in marketable equity securities are classified, at our election, as subsequently measured at fair value through other comprehensive income (loss). Investment transactions are recognized on the trade date, with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date.

When investments in marketable equity securities subsequently measured at fair value through other comprehensive income (loss) are disposed of, the cumulative gains and losses recognized in other comprehensive income (loss) are not recycled to profit (loss) and remain within equity. Dividends are recognized in profit (loss). These investments are not assessed for impairment.

Investments in debt securities

Investments in debt securities are classified as subsequently measured at fair value through other comprehensive income (loss) and recorded at fair value. Investment transactions are recognized on the trade date, with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date.

Unrealized gains and losses on debt securities are recognized in other comprehensive income (loss) until investments are disposed of and the cumulative gains and losses recognized in other comprehensive income (loss) are reclassified from equity to profit (loss) at that time. Loss allowances and interest income are recognized in profit (loss).

Trade payables

Trade payables are non-interest bearing if paid when due and are recognized at face amount, except when fair value is materially different. Trade payables are subsequently measured at amortized cost.

Debt

Debt is initially recorded at fair value, net of transaction costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at fair value through profit (loss) and, accordingly, are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of other operating income (expense) or non-operating income (expense) in profit (loss) depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Expected credit losses

For trade receivables, we apply the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognized upon initial recognition of the receivables.

Loss allowances on investments in debt securities and other receivables are initially assessed based on the expected 12-month credit loss. At each reporting date, we assess whether the credit risk for our debt securities and other receivables has increased significantly since initial recognition. If the credit risk has increased significantly since initial recognition, the loss allowance is adjusted to be based on the lifetime expected credit losses.

Hedging

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income (loss). Gains and losses are recognized in profit (loss) on the ineffective portion of the hedge, or when there is a disposition or partial disposition of a foreign operation being hedged.

3. Material Accounting Policy Information (continued)

Inventories

Finished products, work in process, raw materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Work in process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations. Raw materials include concentrates for use at smelting and refining operations.

For work in process and finished product inventories, cost includes all direct costs incurred in production, including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Production stripping costs that are not capitalized are included in the cost of inventories as incurred. Depreciation and amortization of capitalized production stripping costs are included in the cost of inventory. For supplies inventories, cost includes acquisition, freight and other directly attributable costs.

When our operations are producing at reduced levels, fixed overhead costs are only allocated to inventory based on normal production levels.

When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down on inventory not yet sold is reversed.

We use both joint-product and by-product costing for work in process and finished product inventories. Joint-product costing is applied to primary products where the profitability of the operations is dependent upon the production of these products. Joint-product costing allocates total production costs based on the relative values of the products. By-product costing is used for products that are not the primary products produced by the operation. The by-products are allocated only the incremental costs of processes that are specific to the production of that product.

Property, Plant and Equipment

Land, buildings, plant and equipment

Land is recorded at cost and buildings, plant and equipment are initially recorded at cost and subsequently measured at cost less accumulated depreciation and impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management.

Depreciation of mobile equipment, buildings used for production and plant and processing equipment at our mining operations is calculated on a units-of-production basis. Depreciation of buildings not used for production and of plant and equipment at our smelting operations is calculated on a straight-line basis over the assets' estimated useful lives. Where components of our assets have different useful lives, depreciation is calculated on each component separately. Depreciation commences when an asset is ready for its intended use. Estimates of remaining useful lives and residual values are reviewed annually.

The expected useful lives of assets depreciated on a straight-line basis are as follows:

- Buildings and equipment (not used for production)   1–40 years
- Plant and equipment (smelting operations)   2–30 years

Mineral properties and mine development costs

The cost of acquiring and developing mineral properties or property rights, including pre-production waste rock stripping costs related to mine development and costs incurred during production to increase future output, are capitalized.

Waste rock stripping costs incurred in the production phase of a surface mine are recorded as capitalized production stripping costs within property, plant and equipment when it is probable that the stripping activity will improve access to the orebody, when the component of the orebody or pit to which access has been improved can be identified and when the costs relating to the stripping activity can be measured reliably. When the actual waste-to-ore stripping ratio in a period is greater than the expected life-of-component waste-to-ore stripping ratio for that component, the excess is recorded as capitalized production stripping costs.

Once available for use, mineral properties and mine development costs are depreciated on a units-of-production basis over the proven and probable reserves to which they relate. Since the stripping activity within a component of a mine improves access to the reserves of the same component, capitalized production stripping costs incurred during the production phase of a mine are depreciated on a units-of-production basis over the proven and probable reserves expected to be mined from the same component.

Exploration and evaluation costs

Property acquisition costs are capitalized. Other exploration and evaluation costs are capitalized if they relate to specific properties for which resources, as defined under National Instrument 43-101, *Standards of Disclosure for Mineral Projects*, exist or are near a specific property with a defined resource and it is expected that the expenditure can be recovered by future exploitation or sale. All other costs are recorded to profit (loss) in the year in which they are incurred. Capitalized exploration and evaluation costs are considered to be tangible assets. These assets are not depreciated, as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized exploration and evaluation costs are reclassified to mineral properties within property, plant and equipment.

Construction in progress

Assets in the course of construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment and depreciation commences when the asset is available for its intended use.

Repairs and maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are recorded to expense as incurred, except when these repairs significantly extend the life of an asset or result in a significant operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Borrowing costs

Borrowing costs are capitalized at a rate based on our weighted average cost of borrowing or at the rate on the project-specific debt, as applicable. Borrowing costs are capitalized with the asset they relate to within mineral properties, land, buildings, plant and equipment, or construction in progress and are amortized over the useful life of the related asset. All other borrowing costs are expensed as incurred.

Capitalization of borrowing costs begins when there are borrowings, when expenditures on the construction of the asset are incurred and when activities are undertaken to prepare the asset for its intended use. We stop capitalization of borrowing costs when substantially all of the activities necessary to prepare the qualifying asset for its intended use are complete. In situations where we need to suspend the construction of a qualifying asset for an extended period of time, we will suspend capitalization of borrowing costs, and restart capitalization when construction activities resume.

Impairment and impairment reversal of non-current assets

The carrying amounts of assets included in property, plant and equipment and intangible assets are reviewed for impairment whenever facts and circumstances indicate that the recoverable amounts may be less than the carrying amounts. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit (CGU) to which the asset belongs is determined. The recoverable amount of an asset or CGU is determined as the higher of its fair value less costs of disposal (FVLCD) and its value in use. An impairment loss exists if the asset's or CGU's carrying amount exceeds the estimated recoverable amount and is recorded as an expense immediately.

3. Material Accounting Policy Information (continued)

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. For our assets, when a binding sale agreement is not readily available, FVLCD is usually estimated using a discounted cash flow approach, unless comparable market transactions on which to estimate fair value are available. Estimated future cash flows are calculated using estimated future commodity prices, operating costs, capital costs and, specifically for our mining assets, reserves and resources. All inputs used are those that an independent market participant would consider appropriate.

Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or CGU in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimates of future cash flows have not been adjusted. A value in use calculation uses a pre-tax discount rate and a FVLCD calculation uses a post-tax discount rate.

Indicators of impairment for exploration and evaluation assets are assessed on a project-by-project basis or as part of the mining operation to which they relate.

Tangible or intangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or significant changes in circumstances indicate that the impairment may have reversed. Indicators of a potential reversal of an impairment loss mainly mirror the indicators present when the impairment was originally recorded. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. A reversal of an impairment loss is recognized in profit (loss) immediately.

Intangible Assets

Intangible assets are mainly internally generated and primarily relate to our innovation and technology initiatives. We capitalize development costs for internally generated intangible assets when the process is clearly defined, the technical feasibility and usefulness of the asset have been established, we are committed and have the resources to complete the project, and the costs can be reliably measured.

Intangible assets are recorded at cost less accumulated amortization and impairment losses. Cost includes directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Costs associated with maintaining our innovation and technology initiatives, once implemented, are recognized as an expense as incurred.

Finite life intangible assets are amortized on a straight-line basis over their useful lives. Amortization commences when an asset is ready for its intended use. Estimates of remaining useful lives are reviewed annually. Changes in estimates are accounted for prospectively. The expected useful lives of our finite life intangible assets are between three and 20 years.

Goodwill

We allocate goodwill arising from business combinations to each CGU that is expected to receive the benefits from the business combination. The carrying amount of the CGU to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. An impairment loss exists if the CGU's carrying amount, including goodwill, exceeds its recoverable amount. Any impairment is recognized as an expense immediately. Should there be a recovery in the value of a CGU, any impairment of goodwill previously recorded is not subsequently reversed.

Leases

Contracts are assessed to determine if the contracts are, or contain, a lease. As a lessee, we recognize a right-of-use asset, which is included in property, plant and equipment, and a lease liability at the commencement date of a lease. The commencement date is the date when the lessor makes the underlying asset available for use by us. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by our incremental borrowing rate, as the rate implicit in the lease cannot be readily determined.

Our lease liabilities are remeasured when there is a change in future lease payments arising from a purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit (loss).

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recorded directly to profit (loss) on a straight-line basis over the lease term.

Income Taxes

Taxes, comprising both income taxes and resource taxes, are accounted for as income taxes under IAS 12, *Income Taxes*. In the comparative year, profit from discontinued operations includes the income tax expense related to the gain on sale of the steelmaking coal business, along with the income and resource taxes attributable to the operations of the steelmaking coal business until the business was sold.

Current taxes receivable or payable are based on estimated taxable income for the current year at the statutory tax rates enacted, or substantively enacted, less amounts paid or received on account.

Deferred tax assets and liabilities are recognized based on temporary differences and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of changes in tax legislation, including changes in tax rates, is recognized in the period of substantive enactment.

Deferred tax assets are recognized only to the extent where it is probable that the future taxable profits or capital gains of the relevant entity or group of entities in a particular jurisdiction will be available, against which the assets can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates. However, we do not recognize such deferred tax liabilities where the timing of the reversal of the temporary differences can be controlled without affecting our operations or business and where it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction, other than in a business combination, which will affect neither accounting profit nor taxable profit. However, we recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.

3. Material Accounting Policy Information (continued)

We are subject to assessments by various taxation authorities, who may interpret tax legislation differently than we do. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. We account for such differences based on our best estimate of the probable outcome of these matters.

We have applied the mandatory temporary exception to the accounting for deferred taxes arising from the implementation of the Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two Model Rules.

Employee Benefits

Defined benefit pension plans

Defined benefit pension plan obligations are based on actuarial determinations. The projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation, is used to determine the defined benefit obligations, the related current service costs and, where applicable, the past service costs. Actuarial assumptions used in the determination of defined benefit pension plan assets and liabilities are based upon our best estimates, including discount rates, salary escalation, expected healthcare costs and retirement dates of employees.

Actuarial gains and losses can arise from differences between expected and actual outcomes or changes in actuarial assumptions. Actuarial gains and losses, changes in the effect of the asset ceiling and return on plan assets are collectively referred to as remeasurements of retirement benefit plans and are recognized immediately through other comprehensive income (loss) and directly into retained earnings. Measurement of our net defined benefit asset is limited to the lower of the surplus of assets less liabilities in the defined benefit plan and the asset ceiling less liabilities in the defined benefit plan. The asset ceiling is the present value of the expected economic benefit available to us in the form of refunds from the plan or reductions in future contributions to the plan.

The interest component of the defined benefit cost is recorded as part of finance expense. Depending on the classification of the salary of plan members, current service costs and past service costs are included in cost of sales, general and administration expenses, exploration expenses or research and innovation expenses.

Defined contribution pension plans

The cost of providing benefits through defined contribution plans is recorded to profit (loss) as the obligation to contribute is incurred.

Non-pension post-retirement plans

We provide healthcare benefits for certain employees when they retire. Non-pension post-retirement plan obligations are based on actuarial determinations. The cost of these benefits is expensed over the period in which the employees render services. We fund these non-pension post-retirement benefits as they become due.

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of share options and other equity-settled share-based payment arrangements is recorded based on the estimated fair value at the grant date, including an estimate of the forfeiture rate, and recorded to other operating income (expense) over the vesting period.

Share-based payment expense relating to cash-settled awards, including deferred, restricted, performance and performance deferred share units, is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. Performance share units (PSUs) and performance deferred share units (PDSUs) vest subject to a performance metric ranging from 0% to 200% based on corporate performance against grant-specific performance criteria. The performance metrics for PSUs and PDSUs issued in 2022 and 2023 were based on a balanced scorecard, with 20% related to each of: relative shareholder return as compared to our compensation peer group, change in five-year average return on capital employed for operating assets, operational production and cost performance as against the annual budget, strategic execution, and performance measured against a sustainability progress index. The performance metrics for PSUs and PDSUs issued in 2024 and 2025 were based on a balanced scorecard with four components, with 40% based on relative shareholder return as compared to our compensation peer group and 20% related to each of: strategic execution, performance measured against a sustainability progress index, and the change in five-year average return on capital employed for operating assets. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price as well as changes to the above-noted vesting factors, as applicable.

Decommissioning and Restoration Provisions

Future obligations to retire an asset and to restore a site, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations, are initially recognized and recorded as a provision based on estimated future cash flows discounted at a credit-adjusted risk-free rate. These decommissioning and restoration provisions are adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate.

The provisions are also accreted to full value over time through periodic charges to profit (loss). This unwinding of the discount is recorded to finance expense in the consolidated statements of income (loss).

The amount of the decommissioning and restoration provisions initially recognized is capitalized as part of the related asset's carrying value. The method of depreciation follows that of the underlying asset. For a closed site or where the asset that generated a decommissioning and restoration provision no longer exists, there is no longer any future benefit related to the costs and, as such, the amounts are expensed through other operating income (expense). For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the provision with an offsetting adjustment to the capitalized asset retirement cost.

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset. The costs associated with these provisions are accrued and recorded through other operating income (expense) in the period in which the event giving rise to the liability occurs. Changes in the estimated liability resulting in an adjustment to these provisions are also recorded to other operating income (expense) in the period in which the estimate changes.

Earnings (Loss) per Share

Earnings (loss) per share is calculated based on the weighted average number of shares outstanding during the year. For diluted earnings per share, dilution is calculated based upon the net number of common shares issued, should "in-the-money" options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. In periods of loss, the loss per share and diluted loss per share are the same, since the effect of the issuance of additional common shares would be anti-dilutive.

4. Areas of Judgment and Estimation Uncertainty

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our consolidated financial statements are outlined below.

In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined information below about assumptions and other sources of estimation uncertainty as at December 31, 2025 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

4. Areas of Judgment and Estimation Uncertainty (continued)

a) Areas of Judgment

Assessment of Impairment and Impairment Reversal Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, treatment charges, zinc premiums, discount rates, foreign exchange rates, our market capitalization, reserves and resources, operating results, mine plans and operating plans.

In the third quarter of 2025, as a result of continuing challenges with the pace of development of the tailings management facility (TMF) resulting in near-term production constraints and higher TMF-related capital expenditures, we performed an impairment test for our Quebrada Blanca cash-generating unit (Quebrada Blanca CGU) (Note 8(a)).

In the third quarter of 2024, as a result of the challenging environment for treatment charges due to a global shortage of zinc concentrate, continued operating losses, combined with a fire in the electrolytic zinc plant affecting expected operations in the fourth quarter of 2024, we identified impairment indicators at our Trail Operations cash-generating unit (Trail CGU) and consequently performed an impairment test (Note 8(a)).

Property, Plant and Equipment – Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management.

We consider several factors when assessing the timing of when assets become available for use, the most significant of which are the status of asset commissioning and whether the assets are capable of operating near design capacity to ensure a reliable and consistent throughput rate to produce the expected quantity of outputs.

QB consists of property, plant and equipment that became available for use at different dates, with the majority of its assets becoming available for use in December of 2023. In May of 2024, the shiploader and related infrastructure at QB became available for use. In August of 2025, the molybdenum plant at QB became available for use (Note 16(c)).

In June of 2024, the KIVCET boiler at our Trail Operations became available for use.

Joint Arrangements

We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or a joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities, including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or a joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances have led us to conclude that Antamina, NewRange and San Nicolás are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for these arrangements include the provision of output to the parties of the joint arrangements and the funding obligations. For Antamina, NewRange and San Nicolás, we take our share of the output from the assets directly over the life of the arrangement. We have concluded that this gives us direct rights to the assets and obligations for the liabilities of these arrangements proportionate to our ownership interests.

Streaming Transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

For our silver and gold streaming arrangements at Antamina and Carmen de Andacollo, respectively, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interests were transferred to the buyers when the contracts came into effect. Therefore, we consider these arrangements a disposition of a mineral interest.

Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when the contracts were executed. At that time, we recognized the amount of the gain related to the disposition of the reserves and resources, as we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product, and the buyer had significant risks and rewards of ownership of the reserves and resources.

We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.

Deferred Tax Assets and Liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable profits or capital gains. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision.

4. Areas of Judgment and Estimation Uncertainty (continued)

b) Sources of Estimation Uncertainty

Impairment Testing

For required impairment testing, discounted cash flow models are used to determine the recoverable amount of respective CGUs. These models are prepared internally or with assistance from third-party advisors when required. When relevant market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets.

Significant assumptions used in preparing the discounted cash flow model for our Quebrada Blanca CGU's September 2025 impairment test and October 2025 goodwill impairment test include long-term copper price, discount rate, our assumptions about throughput optimization and asset expansion, recovery rates, operating costs and capital expenditures estimates, reserves and resources, mine production rates and the fair value per pound of copper equivalent used in the determination of the *in situ* value.

Significant assumptions used in preparing the discounted cash flow model for our Trail CGU impairment test in 2024 include the long-term zinc price, long-term zinc treatment charges, long-term zinc premiums, U.S. dollar to Canadian dollar foreign exchange rates, zinc production rates, operating costs, capital costs and discount rate.

Note 8 outlines the significant inputs used when performing goodwill and other asset impairment testing. These inputs are based on management's best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the consolidated statements of income (loss) and the resulting carrying values of assets.

Estimated Recoverable Reserves and Resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, *Standards of Disclosure for Mineral Projects*. Assumptions used include production costs, mining and processing recoveries, cut-off grades, sales volumes, long-term commodity prices, exchange rates, inflation rates, tax and royalty rates and capital costs. Cost estimates are based on prefeasibility or feasibility study estimates or operating history. Estimates are prepared by or under the supervision of appropriately qualified persons, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries, among other factors. Estimated recoverable reserves and resources are used in performing impairment testing, to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs and also in forecasting the timing of settlement of decommissioning and restoration costs. Changes in reserve and resource estimates are most significant to estimating the recoverable amount in impairment tests.

Decommissioning and Restoration Provisions

Decommissioning and restoration provisions (DRPs) are based on future cost estimates, using information available at the balance sheet date, that are developed by management's experts (Note 25). DRPs represent the present value of estimated costs of future decommissioning and other site restoration activities, including costs associated with the management of water and water quality in and around each closed site. DRPs are adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit-adjusted discount rate. DRPs require significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. Our estimates of the costs associated with the management of water and water quality in and around each closed site include assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs. Changes in the estimated life of mine can affect the timing of decommissioning activities and the related cost estimates. This may result in future actual expenditures differing materially from the amounts currently recorded as part of provisions in the consolidated balance sheets. To the extent the actual costs differ from these estimates, adjustments will be recorded, and the consolidated statements of income (loss) may be affected.

Financial Liability due to Codelco

We have a financial liability for the preferential dividend stream from QBSA to Corporación Nacional del Cobre de Chile (Codelco) (Note 11). This financial liability is significantly affected by copper prices, the interest rate on the subordinated loans provided by us and Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) to QBSA, operating cost estimates and capital expenditure estimates, which all affect the timing of when QBSA repays the loans. A floating interest rate is used based on the Secured Overnight Financing Rate (Term SOFR) plus an applicable margin. To the extent these significant inputs differ from our estimates, adjustments will be recorded and the consolidated statements of income (loss) will be affected.

Provision for Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our consolidated financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, profit (loss) in subsequent periods will be affected by the amount that estimates differ from the final tax assessment.

Deferred Tax Assets and Liabilities

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision and a corresponding adjustment to profit (loss).

5. Transactions

a) Proposed Teck and Anglo American Merger

On September 9, 2025, we entered into an arrangement agreement with Anglo American plc (Anglo American) with respect to a proposed merger of equals between the two companies (the Merger). The Merger will be implemented by means of a plan of arrangement pursuant to which Anglo American will issue 1.3301 ordinary shares for each outstanding Teck Class A common share and Class B subordinate voting share.

On December 9, 2025, shareholders of both Teck and Anglo American approved the Merger as required under the arrangement agreement. On December 15, 2025, Teck and Anglo American received regulatory approval from the Government of Canada under the *Investment Canada Act* for the Merger.

The Merger remains subject to customary closing conditions for a transaction of this nature, including regulatory approvals in multiple jurisdictions globally.

As the transaction had not closed as at December 31, 2025, no adjustments for the proposed Merger have been recognized in our consolidated financial statements. Transaction-related costs incurred to date have been expensed and are presented as part of non-operating income (expense).

b) Sale of Steelmaking Coal Business

In January of 2024, we completed the sale of a minority stake of our interest in our steelmaking coal business, EVR, to NSC and POSCO. NSC acquired a 20% interest in EVR in exchange for its 2.5% interest in the Elkview Operations plus $1.7 billion (US$1.3 billion) in cash. POSCO exchanged its 2.5% interest in the Elkview Operations and its 20% interest in the Greenhills Operations for a 3% interest in EVR. These transactions were accounted for as equity transactions with non-controlling interests, reducing retained earnings by $1.5 billion and increasing non-controlling interests balances. In determining the net assets of EVR to calculate the non-controlling interests and the related adjustment to retained earnings, we included the steelmaking coal business' goodwill balance and excluded deferred income tax liabilities not attributable to the non-controlling interests.

5. Transactions (continued)

In July of 2024, we completed the sale of our remaining 77% interest in EVR to Glencore plc (Glencore). We received cash proceeds of $9.9 billion (US$7.3 billion) and correspondingly derecognized $20 billion of assets (including $17 billion of property, plant and equipment and $256 million of cash), $8 billion of liabilities (including $2 billion of decommissioning and restoration provisions) and $3 billion of non-controlling interests related to the steelmaking coal business. This resulted in a gain (net of taxes of $897 million, which is based on the taxable gain as computed under Canadian tax law) of approximately $81 million, which is presented in profit from discontinued operations upon closing of this transaction. Settlements of customary closing adjustments were recorded as part of discontinued operations.

Pursuant to the terms of the steelmaking coal business sale transaction, Teck agreed to indemnify Glencore for a portion of certain water-related liabilities. In July of 2024, the Public Prosecution Service of Canada charged Teck Coal Limited with five counts of violating s.36(3) of the *Fisheries Act*. Glencore has notified Teck that it is seeking indemnification with respect to liabilities arising out of these charges.

The agreements for the sale of the steelmaking coal business include customary representations, warranties and covenants. In July of 2025, NSC and Glencore provided separate notices of claims to Teck that they are seeking indemnification with respect to certain representations and warranties and covenants contained in the respective agreements for the sale of the steelmaking coal business. After having reviewed each notice of claims and the information provided to substantiate each claim, Teck responded separately to NSC on July 31, 2025 and to Glencore on September 5, 2025 to reject their respective claims. Glencore responded on October 4 and Teck management is assessing Glencore's October 4 response.

In November of 2025, NSC commenced formal dispute resolution proceedings against Teck regarding its indemnity claim under the sales agreement. Teck disputes the claim and is defending the matter. The outcome of these proceedings is uncertain at this time; however, the amount claimed, and any potential award, could be material.

c) Results of Discontinued Operations

Results of discontinued operations of the steelmaking coal business for 2024 are shown below.

(CAD$ in millions)		**2024**
		Steelmaking Coal
Revenue	$	4,640
Cost of sales		(2,718)
Gross profit		1,922
Other operating income (expenses)		(252)
Net finance expense		(63)
Non-operating income		24
Profit from discontinued operations before taxes		1,631
Provision for income taxes		(506)
Profit from discontinued operations after taxes		1,125
Gain on sale (net of tax expense of $897)		81
Profit from discontinued operations	$	1,206
Profit from discontinued operations attributable to:		
Shareholders of the company	$	873
Non-controlling interests		333
Profit from discontinued operations	$	1,206

6. Revenue

a) Total Revenue by Major Product Type and Reportable Segment

The following table shows our revenue disaggregated by major product type and by reportable segment (Note 31). A reportable segment can have revenue from more than one commodity, as it can include an operation that produces more than one product. Intra-segment revenue is accounted for at current market prices as if the sales were made to arm's-length parties and are eliminated on consolidation.

(CAD$ in millions)	2025		
	Copper	Zinc	Total
Copper	$ 5,829	$ —	$ 5,829
Zinc	324	2,683	3,007
Silver	130	857	987
Lead	15	479	494
Molybdenum	260	—	260
Germanium	—	207	207
Gold	61	128	189
Fertilizers and other	—	326	326
Intra-segment	—	(543)	(543)
	$ 6,619	$ 4,137	$ 10,756

(CAD$ in millions)	2024		
	Copper	Zinc	Total
Copper	$ 5,035	$ —	$ 5,035
Zinc	183	2,743	2,926
Silver	89	503	592
Lead	1	421	422
Molybdenum	186	—	186
Germanium	—	73	73
Gold	48	56	104
Fertilizers and other	—	274	274
Intra-segment	—	(547)	(547)
	$ 5,542	$ 3,523	$ 9,065

6. Revenue (continued)

b) Total Revenue by Region

The following table shows our revenue disaggregated by geographical region. Revenue is attributed to regions based on the destination port or delivery location as designated by the customer.

(CAD$ in millions)	2025	2024
Asia		
China	$ 2,560	$ 2,669
Japan	1,283	1,095
South Korea	1,089	870
India	420	452
Australia	299	167
Other	101	83
Americas		
United States	1,342	1,285
Canada	1,018	642
Chile	689	615
Other	14	8
Europe		
Germany	922	410
Spain	594	326
Belgium	200	92
Netherlands	112	24
Finland	75	118
Other	38	209
	$ 10,756	$ 9,065

No customer accounted for more than 10% of total revenue in 2025 and 2024.

7. Expenses by Nature

(CAD$ in millions)	2025	2024
Employment-related costs:		
Wages and salaries	$ 908	$ 910
Employee benefits and other wage-related costs	202	196
Bonus payments	271	217
Post-employment benefits and pension costs	84	84
	1,465	1,407
Transportation	585	546
Depreciation and amortization	1,686	1,679
Raw material purchases	872	755
Fuel and energy	867	875
Operating supplies consumed	710	646
Maintenance and repair supplies	670	610
Contractors and consultants	983	1,003
Overhead costs	431	439
Royalties	553	466
Other operating costs net of recoveries	54	(12)
	8,876	8,414
Adjusted for:		
Capitalized stripping costs	(224)	(373)
Change in inventory	(159)	(171)
Total cost of sales, general and administration, exploration and research and innovation expenses	$ 8,493	$ 7,870

8. Asset and Goodwill Impairment Testing

a) Impairment Testing

Quebrada Blanca Cash Generating Unit (CGU) – 2025

In the third quarter of 2025, as a result of continuing challenges with the pace of development of the TMF resulting in near-term production constraints and higher TMF-related capital expenditures, we performed an impairment test for our Quebrada Blanca CGU. Consistent with the methodology used to perform our annual goodwill impairment testing, we used a discounted cash flow model to calculate the FVLCD for our Quebrada Blanca CGU. Cash flow projections used in the analysis as at September 30, 2025 cover the current expected mine life of Quebrada Blanca and a projected asset expansion, totalling 44 years, with an estimate of *in situ* value applied to the remaining resources. The recoverable amount incorporated inputs from the study in progress for the Quebrada Blanca asset expansion, which includes the current expected technical performance of the deposit, along with estimated operating costs and capital expenditures for the life of the operation.

The determination of the FVLCD utilized the following significant assumptions: long-term copper price, discount rate, our assumptions about throughput optimization and asset expansion, recovery rates, operating costs and capital expenditures estimates, reserves and resources, mine production rates and the fair value per pound of copper equivalent used in the determination of the *in situ* value. The fair value measurement was categorized as a Level 3 measurement based on the inputs used in the discounted cash flow model (Note 33).

As at September 30, 2025, the recoverable amount of our Quebrada Blanca CGU was greater than its carrying value by approximately US$900 million.

8. Asset and Goodwill Impairment Testing (continued)

Long-Term Copper Price

A long-term real copper price per pound in 2030 and beyond of US$4.50 (2024 – long-term real copper price per pound in 2029 of US$4.20) was used in preparing the discounted cash flow model.

Discount Rate

A discount rate of 7.25% (2024 – 7.0%) was used in preparing the discounted cash flow model, based on market participant mining weighted average costs of capital, adjusted for risks specific to the asset, where appropriate.

Throughput Optimization, Asset Expansion and Recoveries

The calculation of FVLCD includes judgments that the TMF development will no longer constrain production beyond 2027, aligned with the completion of the action plan from the Comprehensive Operational Review, and that our throughput optimization will subsequently be achieved. There are also judgments that the asset expansion will occur in the future, and that design recovery rates of 86% to 92% are expected to be achieved.

Operating Costs and Capital Expenditures Estimates

Near-term operating costs and capital expenditures incorporate costs to address current TMF issues which, in our judgment, are not anticipated to affect costs beyond the near term. Subsequently, operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management's experience and expertise, current operating costs, the nature and location of the operation, and the risks associated with the operation. Future capital expenditures are based on management's best estimate of expected future capital requirements, with input from management's experts where appropriate. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows.

Reserves and Resources and Mine Production

Future mineral production is included in projected cash flows based on plant capacities, reserve and resource estimates, and related exploration and evaluation work undertaken by appropriately qualified persons.

***In Situ* Value**

The fair value of resources beyond production in the current life of mine plan included in the discounted cash flow model are estimated using a dollar per pound multiple, on a copper equivalent basis, using available market data.

Interrelation of Key Assumptions

The key assumptions used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices could result in amendments to the mine plans that would partially offset the effect of lower prices through lower operating costs and capital expenditures. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

Sensitivity Analysis

We performed a sensitivity analysis to determine the value by which the most sensitive key assumptions must individually change in order for the Quebrada Blanca CGU's recoverable amount to approximate its carrying amount. Due to the complexity by which key assumptions interrelate significantly with each other and with our operating plans, the analysis was performed for each assumption individually with all other assumptions held constant. In isolation, a US$0.21 decrease in the long-term real copper price per pound, or a 51 basis point increase in the discount rate would result in the recoverable amount of the Quebrada Blanca CGU approximating its carrying value.

Trail CGU – 2024

In the third quarter of 2024, as a result of the challenging environment for treatment charges due to a global shortage of zinc concentrate, continued operating losses, combined with a fire in the electrolytic zinc plant affecting expected operations in the fourth quarter of 2024, we identified impairment indicators at our Trail CGU and consequently performed an impairment test. Using a discounted cash flow model to estimate the FVLCD, the estimated post-tax recoverable amount of the Trail CGU of $666 million was lower than our carrying value. As a result, we recorded a non-cash, pre-tax asset impairment for our Trail CGU of $1.1 billion (after-tax $828 million). The impairment affected the profit (loss) of our zinc reportable segment and our corporate activities (Note 31).

Key assumptions used in the analysis included the long-term zinc price, long-term zinc treatment charges, long-term zinc premiums, U.S. dollar to Canadian dollar foreign exchange rates, zinc production rates, operating costs, capital costs and discount rate. The discount rate used was 5.5%. The FVLCD estimates are classified as a Level 3 measurement within the fair value measurement hierarchy (Note 33).

b) Goodwill

(CAD$ in millions)	Quebrada Blanca		Steelmaking Coal Business		Total	
At January 1, 2024	$	406	$	702	$	1,108
Changes in foreign exchange rates		36		—		36
Sale of steelmaking coal business		—		(702)		(702)
At December 31, 2024	$	442	$	—	$	442
Changes in foreign exchange rates		(21)		—		(21)
At December 31, 2025	$	421	$	—	$	421

c) Annual Goodwill Impairment Testing – Quebrada Blanca CGU

Our Quebrada Blanca CGU has goodwill allocated to it. We performed our annual goodwill impairment testing at October 31, 2025, calculating the recoverable amount on a FVLCD basis and did not identify any goodwill impairment losses. The significant assumptions used and judgments made for the October 31, 2025 annual goodwill impairment test were consistent with that used for the September 2025 impairment testing, as no material changes to the significant assumptions used and judgments made were identified during the time interval. The sensitivity analysis performed for the September 2025 impairment testing remains applicable for the October 2025 goodwill impairment testing.

9. Other Operating Income (Expense)

(CAD$ in millions)	2025		2024	
Settlement pricing adjustments (Note 32(b))	$	512	$	65
Share-based compensation (Note 27(e))		(66)		(91)
Environmental costs and remeasurement of DRPs for closed operations		(208)		—
Care and maintenance costs		(48)		(51)
Social responsibility and donations		(69)		(59)
Gain on disposal of assets		27		36
Fixed assets and equipment write-off		(122)		(9)
Impairment of intangible assets		—		(37)
Commodity derivatives		144		90
Enterprise systems		(52)		—
Depreciation of corporate assets		(71)		(47)
Other		(62)		(48)
	$	(15)	$	(151)

The $208 million of expense (2024 – $nil) in environmental costs and remeasurement of DRPs for closed operations includes $138 million of expense (2024 – $42 million of income) related to updated DRP costs and changes in discount rates and $70 million of expense (2024 – $42 million) related to additional study and environmental costs.

10. Finance Income and Finance Expense

(CAD$ in millions)		2025		2024
Finance income				
Investment income	$	262	$	228
Accretion on long-term receivables		9		6
Total finance income	$	271	$	234
Finance expense				
Debt interest	$	110	$	175
Interest on QB project financing		168		224
Interest on advances from SMM/SC		369		351
Interest on lease liabilities		51		49
Letters of credit and standby fees		21		28
Accretion on decommissioning and restoration provisions		147		121
Accretion on other liabilities		52		42
Other		17		29
		935		1,019
Less capitalized borrowing costs (Note 16)		(23)		(66)
Total finance expense	$	912	$	953

11. Non-Operating Income (Expense)

(CAD$ in millions)		2025		2024
QB variable consideration to IMSA and Codelco (a)	$	142	$	(51)
Foreign exchange gains (losses)		(41)		146
Other		(49)		(88)
	$	52	$	7

a) QB Variable Consideration to IMSA and Codelco

Variable consideration to IMSA

During the year ended December 31, 2025, we recorded $nil (2024 – $7 million) of expense (Note 32(b)) related to a derivative financial liability arising from the 2018 Inversiones Mineras S.A. (IMSA) acquisition. This derivative financial liability is carried at fair value, with changes in fair value being recognized in profit for the year. The derivative liability reflects contingent payments based on average copper prices exceeding US$3.15 per pound in each of the first three years following commencement of commercial production. The fair value of the IMSA liability is calculated using a discounted cash flow method based on quoted market prices and is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy (Note 33).

Commencement of commercial production occurred in March of 2024, setting the cumulative maximum payment to US$97 million. The derivative liability was reduced in April 2025 as a result of a US$50 million payment to IMSA.

The fair value of the derivative financial liability is $62 million (2024 – $132 million) as at December 31, 2025, based on our estimate that the future average copper prices will exceed the US$3.15 per pound contractual threshold during the measurement period.

The current portion of the financial liability is $62 million (2024 – $72 million) and is recorded in trade accounts payable and other liabilities (Note 19). The non-current portion is $nil (2024 – $60 million) and is recorded in financial and other liabilities (Note 26).

Variable consideration to Codelco

During the year ended December 31, 2025, we recorded $142 million of income (2024 – $44 million of expense) related to changes in the carrying value of the financial liability for the preferential dividend stream from QBSA to Codelco. The financial liability was previously owed to Empresa Nacional de Minería (ENAMI) but is now owed to Codelco, subsequent to Codelco's acquisition of ENAMI's interest in QBSA during 2024. As at December 31, 2025, the carrying value of this financial liability, which is measured at amortized cost, is $402 million (2024 – $548 million) (Note 26). This financial liability is significantly affected by copper prices, the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, operating cost estimates and capital expenditure estimates, which all affect the timing of when QBSA repays the loans. The fair value of the financial liability is approximated by its carrying value, and is considered a Level 3 fair value measurement with significant unobservable inputs in the fair value hierarchy (Note 33).

12. Supplemental Cash Flow Information

(CAD$ in millions)	December 31, 2025		December 31, 2024	
Cash and cash equivalents				
Cash	$	1,889	$	2,343
Investments with maturities from the date of acquisition of three months or less		3,123		5,244
	$	5,012	$	7,587

Cash and cash equivalents as at December 31, 2025 include $48 million (2024 – $165 million) held in QBSA. These cash and cash equivalent balances are to be used within QBSA and cannot be transferred to other entities within the group.

Cash flow from operating activities

(CAD$ in millions)	2025		2024	
Cash inflow (outflow) from changes in non-cash working capital items				
Trade and settlement receivables	$	(957)	$	(347)
Inventories		(290)		(374)
Prepaids and other current assets		(139)		(29)
Trade accounts payable and other liabilities		408		474
Net change in non-cash working capital items	$	(978)	$	(276)

Trade and settlement receivables increased as at December 31, 2025 compared to December 31, 2024. The increase was primarily attributable to higher year-end copper commodity prices. In addition, the timing of copper sales late in December resulted in a greater amount of receivables outstanding at year-end compared with the prior period.

Cash flow from investing activities

In 2024, the net proceeds from the sale of the steelmaking coal business totalled $9.5 billion, including $9.9 billion in cash proceeds, net of $256 million in disposed cash and cash equivalents, and a $160 million payment for customary closing adjustments.

13. Inventories

(CAD$ in millions)	December 31, 2025	December 31, 2024
Supplies	$ 1,225	$ 1,235
Raw materials	277	260
Work in process	790	774
Finished products	810	636
	3,102	2,905
Less non-current portion (Note 18)	(354)	(307)
	$ 2,748	$ 2,598

Cost of sales of $8.1 billion (2024 – $7.5 billion) includes $6.5 billion (2024 – $6.3 billion) of production costs that were recognized as part of inventories and subsequently expensed when sold during the year.

No inventories were held at net realizable value as at December 31, 2025 (2024 – $nil). Total inventory write-downs in 2025 were $14 million (2024 – $42 million) and were included as part of cost of sales.

Non-current inventories consist of ore stockpiles and other in-process materials that are not expected to be sold within one year.

14. Financial Assets

(CAD$ in millions)	December 31, 2025	December 31, 2024
Non-current receivables and deposits	$ 50	$ 108
Marketable equity and debt securities carried at fair value	588	513
Derivative assets	420	143
	$ 1,058	$ 764

15. Investments in Joint Venture and Associate

In 2015, Teck and Newmont Corporation (Newmont) agreed to combine their respective Relincho and El Morro projects located in Chile. The combined project is a joint arrangement that is structured through a separate vehicle, classified as a joint venture named NuevaUnión, where Teck and Newmont each own 50%. The net assets of the NuevaUnión joint venture substantially relate to exploration and evaluation assets.

(CAD$ in millions)	NuevaUnión Joint Venture	Other Associate	Total
At January 1, 2024	$ 1,116	$ —	$ 1,116
Contributions	5	—	5
Changes in foreign exchange rates	99	—	99
Share of profit	3	—	3
At December 31, 2024	$ 1,223	$ —	$ 1,223
Investment in associate	—	58	58
Contributions	13	—	13
Changes in foreign exchange rates	(59)	—	(59)
Share of profit (loss)	4	(7)	(3)
Share of other comprehensive loss	—	(1)	(1)
At December 31, 2025	$ 1,181	$ 50	$ 1,231

16. Property, Plant and Equipment

(CAD$ in millions)	Exploration and Evaluation	Mineral Properties	Land, Buildings, Plant and Equipment	Capitalized Production Stripping Costs	Construction In Progress	Total
At January 1, 2024						
Cost	$ 1,565	$ 20,693	$ 32,532	$ 9,738	$ 4,361	$ 68,889
Accumulated depreciation	—	(6,423)	(10,845)	(6,056)	—	(23,324)
Net book value	$ 1,565	$ 14,270	$ 21,687	$ 3,682	$ 4,361	$ 45,565
Year ended December 31, 2024						
Opening net book value	$ 1,565	$ 14,270	$ 21,687	$ 3,682	$ 4,361	$ 45,565
Additions	315	1	533	846	1,447	3,142
Disposals	(7)	(4)	(50)	—	(2)	(63)
Change from the NSC/POSCO transaction (Note 5(b))	—	115	105	83	39	342
Sale of steelmaking coal business (Note 5(b))	—	(9,609)	(4,214)	(2,090)	(1,360)	(17,273)
Asset impairment	—	—	(961)	—	(54)	(1,015)
Depreciation and amortization	—	(396)	(1,459)	(586)	—	(2,441)
Transfers between classifications (c)	—	106	3,217	—	(3,323)	—
Changes in decommissioning, restoration and other provisions	—	39	(9)	—	—	30
Capitalized borrowing costs (Note 10)	—	—	—	—	66	66
Changes in foreign exchange rates	82	357	1,500	95	181	2,215
Closing net book value	$ 1,955	$ 4,879	$ 20,349	$ 2,030	$ 1,355	$ 30,568
At December 31, 2024						
Cost	$ 1,955	$ 6,988	$ 29,313	$ 4,417	$ 1,355	$ 44,028
Accumulated depreciation	—	(2,109)	(8,964)	(2,387)	—	(13,460)
Net book value	$ 1,955	$ 4,879	$ 20,349	$ 2,030	$ 1,355	$ 30,568
Year ended December 31, 2025						
Opening net book value	$ 1,955	$ 4,879	$ 20,349	$ 2,030	$ 1,355	$ 30,568
Additions	478	13	153	232	1,700	2,576
Disposals	(8)	—	(107)	—	(5)	(120)
Depreciation and amortization	—	(274)	(1,107)	(462)	—	(1,843)
Transfers between classifications (c)	(238)	250	1,381	—	(1,393)	—
Changes in decommissioning, restoration and other provisions	11	(206)	27	—	—	(168)
Capitalized borrowing costs (Note 10)	—	—	—	—	23	23
Changes in foreign exchange rates	(59)	(209)	(913)	(57)	(77)	(1,315)
Closing net book value	$ 2,139	$ 4,453	$ 19,783	$ 1,743	$ 1,603	$ 29,721
At December 31, 2025						
Cost	$ 2,139	$ 6,752	$ 29,389	$ 4,508	$ 1,603	$ 44,391
Accumulated depreciation	—	(2,299)	(9,606)	(2,765)	—	(14,670)
Net book value	$ 2,139	$ 4,453	$ 19,783	$ 1,743	$ 1,603	$ 29,721

16. Property, Plant and Equipment (continued)

a) Exploration and Evaluation

In 2025, significant exploration and evaluation projects in property, plant and equipment include the Red Dog Mine Life Extension, formerly named the Anarraaq and Aktigiruq Extension Program, Galore Creek, Zafranal, San Nicolás and NewRange. In 2024, significant exploration and evaluation projects included the Highland Valley Copper Mine Life Extension, the Red Dog Mine Life Extension, Galore Creek, Zafranal, San Nicolás and NewRange.

b) Borrowing Costs

Borrowing costs are capitalized at a rate based on our weighted average cost of borrowing or at the rate of the project-specific debt, as applicable. Capitalized borrowing costs are classified with the asset they relate to within mineral properties, land, buildings, plant and equipment, or construction in progress. Our weighted average borrowing rate used for capitalization of borrowing costs in 2025 was 7.2% (2024 – 7.4%).

c) Transfers Between Classifications

Of the $1.6 billion in transfers in 2025 (2024 – $3.3 billion) the largest component related to QB assets which became available for use throughout the year.

17. Intangible Assets

(CAD$ in millions)		Total
At January 1, 2024		
Cost	$	608
Accumulated amortization and impairment		(263)
Net book value	**$**	**345**
Year ended December 31, 2024		
Opening net book value	$	345
Additions – internal development		17
Amortization		(43)
Impairment		(75)
Change in foreign exchange rates		3
Sale of steelmaking coal business		(51)
Closing net book value	**$**	**196**
At December 31, 2024		
Cost	$	577
Accumulated amortization and impairment		(381)
Net book value	**$**	**196**
Year ended December 31, 2025		
Opening net book value	$	196
Additions – internal development		12
Amortization		(37)
Change in foreign exchange rates		(2)
Closing net book value	**$**	**169**
At December 31, 2025		
Cost	$	352
Accumulated amortization and impairment		(183)
Net book value	**$**	**169**

The $75 million impairment in 2024 includes $38 million that was presented as part of asset impairment expense related to the impairment of the Trail CGU (Note 8(a)).

18. Other Assets

(CAD$ in millions)	December 31, 2025		December 31, 2024	
Pension plans in a net asset position (Note 24(a))	$	316	$	320
Non-current portion of inventories (Note 13)		354		307
Other		71		71
	$	741	$	698

19. Trade Accounts Payable and Other Liabilities

(CAD$ in millions)	December 31, 2025		December 31, 2024	
Trade accounts payable and accruals	$	1,918	$	1,547
Commercial and government royalties		579		546
Payroll-related liabilities		264		318
QB variable consideration to IMSA (Note 11(a) and Note 26)		62		72
Settlement payables (Note 32(b))		144		70
Accrued interest		51		55
Capital project accruals		277		39
Current portion of downstream pipeline take-or-pay toll commitment (Note 26)		33		32
Current portion of derivative liabilities (Note 26)		30		23
Other		46		33
	$	3,404	$	2,735

20. Debt

($ in millions)	December 31, 2025			December 31, 2024		
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
3.9% notes due July 2030 (a)	$ 142	$ 192	$ 194	$ 143	$ 196	$ 204
6.125% notes due October 2035 (a)	179	264	243	187	273	266
6.0% notes due August 2040 (a)	190	268	259	194	273	278
6.25% notes due July 2041 (a)	243	338	329	245	350	349
5.2% notes due March 2042 (a)	167	204	226	167	212	237
5.4% notes due February 2043 (a)	108	139	147	108	141	154
	1,029	1,405	1,398	1,044	1,445	1,488
QB project financing facility (b)	1,618	2,276	2,197	1,912	2,847	2,719
Antamina loan agreement (c)	225	309	309	225	324	324
	$ 2,872	$ 3,990	$ 3,904	$ 3,181	$ 4,616	$ 4,531
Less current portion of debt	(294)	(403)	(403)	(294)	(423)	(423)
	$ 2,578	$ 3,587	$ 3,501	$ 2,887	$ 4,193	$ 4,108

The fair values of debt are determined using market values if available, which are considered Level 1 fair value measurements on the fair value hierarchy. If market values are unavailable, the fair values of debt are determined using discounted cash flows based on our cost of borrowing. These are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 33).

a) Long-Term Notes

All of our outstanding notes are redeemable at any time by repaying the greater of the principal amount and the present value of the sum of the remaining scheduled principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread, plus, in each case, accrued interest to, but not including, the date of redemption. In addition, all of our outstanding notes, except for notes due October 2035, are callable at 100% (plus accrued interest to, but not including, the date of redemption) within three to six months of maturity.

In 2025, we purchased US$15 million aggregate principal amount of our outstanding term notes (US$1 million of the 3.9% notes due 2030, US$7 million of the 6.125% notes due 2035, US$4 million of the 6.0% notes due 2040, and US$3 million of the 6.25% notes due 2041) via open market repurchases. The total cash cost of the purchases was $22 million (US$15 million), which was funded from cash on hand.

In 2024, we purchased US$1.4 billion aggregate principal amount of our outstanding term notes pursuant to the cash tender offers made on July 4, 2024, and through open market purchases in the third and fourth quarters of 2024. The total principal amount of the notes purchased comprised US$360 million of the 3.9% notes due 2030, US$149 million of the 6.125% notes due 2035, US$279 million of the 6.0% notes due 2040, US$151 million of the 6.25% notes due 2041, US$228 million of the 5.2% notes due 2042 and US$259 million of the 5.4% notes due 2043. The total cash cost of the purchases was $2.0 billion (US$1.4 billion), which was funded from cash on hand.

Certain of our notes are subject to a change of control provision requiring repurchase in the event a downgrade follows a change of control. Our notes are also subject to covenants regarding liens on certain assets and certain restricted subsidiaries, and to customary events of default, including non-payment of principal and interest, bankruptcy or insolvency, covenant non-compliance, material final judgments, or other material indebtedness becoming due prior to maturity as a result of a default. An unremedied event of default may result in an acceleration of the repayment of the notes, causing them to become due and payable ahead of scheduled maturity. As at December 31, 2025, we are in compliance with our covenants.

20. Debt (continued)

b) QB Project Financing Facility

As at December 31, 2025, the limited recourse QB project financing facility had a balance of US$1.6 billion. Amounts drawn under the facility bear interest at Term SOFR plus applicable margins that vary over time. The facility is being repaid in 17 equal semi-annual instalments of US$147 million, which began on June 15, 2023.

The facility was guaranteed pre-final completion on a several basis by Teck and SMM/SC *pro rata* to the respective equity interests in the Series A shares of QBSA. The project met all the completion requirements, submitted all the completion test-related certificates and achieved final completion as defined under the facility in March 2025. As a result, these guarantees have been released.

The facility is secured by pledges of Teck's and SMM/SC's interests in QBSA and by security over QBSA's assets, which consist primarily of QB project assets. The facility is subject to customary project financing covenants and terms, including with respect to granting security in assets and accounts, maintenance of insurance, periodic reporting, restrictions on certain activities (such as incurring additional debt beyond agreed thresholds), and other operational covenants. Breach of the project finance covenants could lead to enforcement action by the project lenders, including the acceleration of repayment of the facility, among other consequences. As at December 31, 2025, we are in compliance with our covenants.

c) Antamina Loan Agreement

On June 11, 2025, Antamina entered into an updated US$1.0 billion loan agreement maturing in June 2030, replacing the existing five-year agreement entered into in 2021. As at December 31, 2025, the loan was fully drawn and our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at Term SOFR plus an applicable margin. The loan is non-recourse to us and the other Antamina shareholders.

d) Revolving Credit Facilities

We maintain a US$3.0 billion sustainability-linked revolving credit facility maturing in October 2029. The facility has pricing adjustments where the cost will increase, decrease or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce, and our high-potential safety incidents, with targets that evolve and progress over the term of the facility. In 2024 and 2025, our sustainability performance resulted in no change in pricing.

As at December 31, 2025, the facility was undrawn. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at Term SOFR plus an applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio to not exceed 0.60 to 1.0 (Note 34). Following the sale of the steelmaking coal business in July 2024, cash and cash equivalents have increased significantly and as a result, our cash balances were greater than our debt balances at December 31, 2025. Therefore, we do not exceed the required net debt-to-capitalization ratio. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

In addition to that financial covenant, the facility is subject to customary covenants including limits on subsidiary debt, change of control repayment requirements, and the prohibition on agreements that may restrict subsidiary dividend payments or loan repayments to Teck. Breach of these covenants could lead to an inability to borrow under the facility, or an enforcement action by lenders, including accelerating any outstanding debt repayment. As at December 31, 2025, we are in compliance with our covenants.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at December 31, 2025, we had $2.0 billion (December 31, 2024 – $1.5 billion) of letters of credit outstanding. We also had $549 million (December 31, 2024 – $441 million) in surety bonds outstanding at December 31, 2025 to support current and future reclamation obligations.

e) Scheduled Principal Payments

At December 31, 2025, scheduled principal payments during the next five years and thereafter are as follows:

($ in millions)		US$		CAD$ Equivalent
2026	$	294	$	403
2027		294		403
2028		294		403
2029		294		403
2030		661		906
Thereafter		1,035		1,418
	$	2,872	$	3,936

f) Debt Continuity

($ in millions)		US$			CAD$ Equivalent	
		2025	2024		2025	2024
At January 1	$	**3,149**	$ 4,940	$	**4,531**	$ 6,534
Cash flows						
Proceeds from debt		**225**	56		**308**	77
Redemption, purchase or repayment of debt		**(534)**	(1,870)		**(733)**	(2,544)
Non-cash changes						
(Gain)/Loss on debt redemption or purchase		**1**	(4)		**1**	(5)
Changes in foreign exchange rates		**—**	—		**(213)**	458
Finance fees, discount amortization and other		**7**	27		**10**	11
At December 31	$	**2,848**	$ 3,149	$	**3,904**	$ 4,531

21. Leases

a) Significant Individual Lease Arrangements

TAK leases road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships all concentrates produced at the Red Dog mine. The lease requires TAK to pay a minimum annual user fee of US$6 million until 2040. As at December 31, 2025, the related lease liability was $81 million (2024 – $89 million).

QBSA has a contract with Transelec S.A. to lease an electrical power transmission system to connect the QB project with the Chilean national power grid. The lease requires QBSA to pay approximately US$23 million per year, escalating by 2.2% annually. As at December 31, 2025, the related lease liability was $441 million (2024 – $465 million). The corresponding right-of-use asset was $425 million (2024 – $466 million).

b) Right-of-Use Assets

Our significant lease arrangements include contracts for leasing office premises, mining equipment, railcars, road and port facilities and electrical power transmission systems. As at December 31, 2025, $1.0 billion (2024 – $1.0 billion) of right-of-use assets are recorded as part of property, plant and equipment.

21. Leases (continued)

(CAD$ in millions)		2025		2024
Opening net book value	$	1,011	$	1,108
Additions		164		187
Depreciation		(78)		(84)
Depreciation – steelmaking coal business		—		(53)
Changes in foreign exchange rates and other		(54)		49
Sale of steelmaking coal business		—		(196)
Closing net book value	$	1,043	$	1,011

c) Lease Liability Continuity

(CAD$ in millions)		2025		2024
At January 1	$	951	$	1,061
Cash flows				
Principal payments		(112)		(68)
Principal payments – steelmaking coal business		—		(52)
Interest payments		(46)		(52)
Non-cash changes				
Additions		164		182
Interest expense		51		49
Changes in foreign exchange rates and other		(50)		40
Sale of steelmaking coal business		—		(209)
At December 31	$	958	$	951
Less current portion of lease liabilities		(169)		(175)
Non-current lease liabilities	$	789	$	776

22. QB Advances from SMM/SC

In conjunction with the subscription arrangement with SMM/SC in 2019, QBSA entered into a subordinated loan facility agreement with SMM/SC to advance QBSA up to US$1.3 billion. QBSA subsequently entered into six additional subordinated loan facility agreements with SMM/SC to advance QBSA an additional US$2.5 billion. The six additional subordinated loan facilities contain similar terms to the original subordinated loan facility. The advances for all seven facility agreements are due to be repaid in full at maturity on January 15, 2038. Amounts outstanding under the facilities bear interest at Term SOFR plus applicable margins that vary over time. As at December 31, 2025, US$3.5 billion was outstanding and US$343 million remained undrawn.

($ in millions)	December 31, 2025			December 31, 2024		
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
QB advances from SMM/SC	$ 3,485	$ 4,958	$ 4,745	$ 3,136	$ 4,707	$ 4,483

The fair value of the advances is determined using discounted cash flows based on our cost of borrowing. This is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy (Note 33).

QB Advances from SMM/SC Carrying Value Continuity

($ in millions)	US$		CAD$ Equivalent	
	2025	**2024**	**2025**	**2024**
At January 1	$ **3,116**	$ 2,644	$ **4,483**	$ 3,497
Cash flows				
Advances	**346**	471	**476**	652
Non-cash changes				
Finance fee amortization	**1**	1	**1**	1
Changes in foreign exchange rates	**—**	—	**(215)**	333
At December 31	$ **3,463**	$ 3,116	$ **4,745**	$ 4,483

23. Income Taxes

a) Tax Rate Reconciliation to the Canadian Statutory Income Tax Rate

(CAD$ in millions)	2025	2024
Profit (loss) from continuing operations before taxes	$ **1,656**	$ (718)
Profit from discontinued operations (Note 5(c))	**—**	1,631
Gain on sale of discontinued operations (Note 5(c))	**—**	978
Profit for the year from continuing and discontinued operations before taxes	$ **1,656**	$ 1,891
Tax expense at the Canadian statutory income tax rate of 27%	$ **447**	$ 511
Tax effect of:		
Resource taxes	**183**	229
Non-deductible expenses (non-taxable income)	**(27)**	(20)
Derecognition (recognition) of deferred tax assets	**(96)**	206
Remeasurement of deferred Chilean mining royalty liability	**63**	88
Effect of taxes in foreign jurisdictions	**20**	15
Revisions to prior year estimates	**(6)**	11
Non-controlling interests	**—**	(77)
Effect from sale of discontinued operations	**—**	633
Other	**—**	12
Total income taxes from continuing and discontinued operations	$ **584**	$ 1,608
Represented by:		
Current income taxes	**749**	1,594
Deferred income taxes	**(165)**	14
Total income taxes from continuing and discontinued operations	$ **584**	$ 1,608
Provision for income taxes from continuing operations	**584**	205
Provision for income taxes from discontinued operations	**—**	1,403
Total income taxes from continuing and discontinued operations	$ **584**	$ 1,608

Current income taxes are accrued and paid in all jurisdictions in which we operate.

23. Income Taxes (continued)

b) Continuity of Deferred Tax Assets and Liabilities

(CAD$ in millions)	January 1, 2025		Through Profit (Loss)		Through OCI		Transfer		December 31, 2025	
Net operating loss and capital loss carryforwards	$	1,172	$	562	$	(65)	$	—	$	1,669
Property, plant and equipment		(814)		(254)		39		71		(958)
Decommissioning and restoration provisions		127		22		(4)		(16)		129
Other temporary differences (TDs)		87		39		1		(36)		91
Deferred income tax assets	**$**	**572**	**$**	**369**	**$**	**(29)**	**$**	**19**	**$**	**931**
Net operating loss and capital loss carryforwards	$	(2)	$	(7)	$	—	$	—	$	(9)
Property, plant and equipment		3,169		(15)		(72)		(76)		3,006
Decommissioning and restoration provisions		(1,183)		113		13		—		(1,057)
Unrealized foreign exchange		(41)		10		(1)		—		(32)
Withholding taxes		151		34		(8)		—		177
Inventories		193		(51)		—		—		142
Partnership income deferral and other TDs		6		120		12		95		233
Deferred income tax liabilities	**$**	**2,293**	**$**	**204**	**$**	**(56)**	**$**	**19**	**$**	**2,460**

(CAD$ in millions)	January 1, 2024		Through Profit (Loss)		Through OCI		Transfer		Sale of Steelmaking Coal Business		December 31, 2024	
Net operating loss and capital loss carryforwards	$	61	$	536	$	66	$	509	$	—	$	1,172
Property, plant and equipment		(167)		(10)		(116)		(521)		—		(814)
Decommissioning and restoration provisions		167		(77)		(2)		39		—		127
Other TDs		4		70		70		(57)		—		87
Deferred income tax assets	**$**	**65**	**$**	**519**	**$**	**18**	**$**	**(30)**	**$**	**—**	**$**	**572**
Net operating loss and capital loss carryforwards	$	(652)	$	140	$	—	$	509	$	1	$	(2)
Property, plant and equipment		7,894		166		112		(521)		(4,482)		3,169
Decommissioning and restoration provisions		(1,167)		13		(20)		39		(48)		(1,183)
Unrealized foreign exchange		(75)		41		(7)		—		—		(41)
Withholding taxes		116		25		10		—		—		151
Inventories		161		9		(1)		5		19		193
Partnership income deferral and other TDs		(89)		139		23		(62)		(5)		6
Deferred income tax liabilities	**$**	**6,188**	**$**	**533**	**$**	**117**	**$**	**(30)**	**$**	**(4,515)**	**$**	**2,293**

c) Deferred Tax Assets and Liabilities Not Recognized

We have not recognized $249 million (2024 – $266 million) of deferred tax assets to the extent where it is not probable future taxable profits will be available against which deductible temporary differences can be utilized.

Deferred tax liabilities of approximately $879 million (2024 – $905 million) have not been recognized on the unremitted foreign earnings associated with investments in subsidiaries and interests in joint arrangements where we control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

d) Loss Carryforwards

At December 31, 2025, we had $60 million (2024 – $147 million) of Canadian net operating loss carryforwards, which expire at various dates between 2032 and 2044, and $6.1 billion (2024 – $4.2 billion) of Chilean net operating losses with an indefinite carryforward period. Deferred tax benefits of $1.7 billion (2024 – $1.2 billion) related to these tax pools have been recognized.

24. Retirement Benefit Plans

We have defined contribution pension plans for certain groups of employees. Our share of contributions to these plans is expensed in the year earned by employees.

We have multiple defined benefit pension plans registered in various jurisdictions that provide benefits based principally on employees' years of service and average annual remuneration. These plans are only available to certain qualifying employees and some are now closed to additional members. The plans are "flat-benefit" or "final-pay" plans and may provide for inflationary increases in accordance with certain plan provisions. All of our registered defined benefit pension plans are governed and administered in accordance with applicable pension legislation in either Canada or the United States. Actuarial valuations are performed at least every three years to determine minimum annual contribution requirements as prescribed by applicable legislation. For the majority of our plans, current service costs are funded based on a percentage of pensionable earnings or as a flat dollar amount per active member depending on the provisions of the pension plans. Actuarial deficits are funded in accordance with minimum funding regulations in each applicable jurisdiction. All of our defined benefit pension plans were actuarially valued within the past three years. While the majority of benefit payments are made from registered held-in-trust funds, there are also several unregistered and unfunded plans where benefit payment obligations are met as they fall due.

We also have several post-retirement benefit plans that provide post-retirement medical, dental and life insurance benefits to certain qualifying employees and surviving spouses. These plans are unfunded and we meet benefit obligations as they come due.

24. Retirement Benefit Plans (continued)

a) Actuarial Valuation of Plans

(CAD$ in millions)	2025		2024	
	Defined Benefit Pension Plans	Non-Pension Post-Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post-Retirement Benefit Plans
Defined benefit obligation				
Balance at beginning of year	$ 1,360	$ 307	$ 1,929	$ 370
Current service cost	28	16	29	16
Benefits paid	(103)	(23)	(104)	(28)
Interest expense	63	14	61	15
Sale of steelmaking coal business	—	—	(599)	(52)
Obligation experience adjustments	1	(14)	34	(13)
Effect from change in financial assumptions	(23)	(7)	(5)	(1)
Effect from change in demographic assumptions	(4)	—	5	—
Changes in foreign exchange rates	(6)	(1)	10	—
Balance at end of year	1,316	292	1,360	307
Fair value of plan assets				
Fair value at beginning of year	1,809	—	2,491	—
Interest income	82	—	80	—
Return on plan assets, excluding amounts included in interest income	37	—	56	—
Benefits paid	(103)	(23)	(104)	(28)
Sale of steelmaking coal business	—	—	(730)	—
Contributions by the employer	15	23	7	28
Changes in foreign exchange rates	(6)	—	9	—
Fair value at end of year	1,834	—	1,809	—
Funding surplus (deficit)	518	(292)	449	(307)
Less effect of the asset ceiling				
Balance at beginning of year	195	—	191	—
Sale of steelmaking coal business	—	—	(45)	—
Interest on asset ceiling	9	—	7	—
Change in asset ceiling	57	—	42	—
Balance at end of year	261	—	195	—
Net accrued retirement benefit asset (liability)	$ 257	$ (292)	$ 254	$ (307)
Represented by:				
Pension assets (Note 18)	$ 316	$ —	$ 320	$ —
Accrued retirement benefit liability	(59)	(292)	(66)	(307)
Net accrued retirement benefit asset (liability)	$ 257	$ (292)	$ 254	$ (307)

A number of the plans have a surplus totalling $261 million at December 31, 2025 (2024 – $195 million), which is not recognized on the basis that future economic benefits are not available to us in the form of a reduction in future contributions or a cash refund.

In 2024, pension assets and accrued retirement benefit liabilities related to employees of the steelmaking coal business were transferred to the purchaser and accordingly, were derecognized (Note 5(b)).

We expect to contribute $5 million to our defined benefit pension plans in 2026 based on minimum funding requirements. The weighted average duration of the defined benefit pension obligation is 12 years and the weighted average duration of the non-pension post-retirement benefit obligation is 12 years.

Defined contribution expense for 2025 was $40 million (2024 – $39 million).

b) Significant Assumptions

The discount rate used to determine the defined benefit obligations and the net interest cost was determined by reference to the market yields on high-quality debt instruments at the measurement date with durations similar to the duration of the expected cash flows of the plans.

Weighted average assumptions used to calculate the defined benefit obligation at the end of each year are as follows:

	December 31, 2025		December 31, 2024	
	Defined Benefit Pension Plans	Non-Pension Post-Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post-Retirement Benefit Plans
Discount rate	4.78%	4.98%	4.60%	4.72%
Rate of increase in future compensation	3.25%	3.25%	3.25%	3.25%
Medical trend rate	—	5.00%	—	5.00%

c) Sensitivity of the Defined Benefit Obligation to Changes in the Weighted Average Assumptions

	2025	
	Effect on Defined Benefit Obligation	
	1% Increase in Assumption	1% Decrease in Assumption
Discount rate	Decrease by 10%	Increase by 11%
Rate of increase in future compensation	Increase by 0%	Decrease by 0%
Medical cost claim trend rate	Increase by 1%	Decrease by 1%

	2024	
	Effect on Defined Benefit Obligation	
	1% Increase in Assumption	1% Decrease in Assumption
Discount rate	Decrease by 10%	Increase by 11%
Rate of increase in future compensation	Increase by 0%	Decrease by 0%
Medical cost claim trend rate	Increase by 1%	Decrease by 1%

The above sensitivity analyses are based on a change in each actuarial assumption while holding all other assumptions constant. The sensitivity analyses on our defined benefit obligation are calculated using the same methods as those used for calculating the defined benefit obligation recognized on our balance sheet. The methods and types of assumptions used in preparing the sensitivity analyses did not change from the prior period.

24. Retirement Benefit Plans (continued)

d) Mortality Assumptions

Assumptions regarding future mortality are set based on management's best estimate in accordance with published mortality tables and expected experience. These assumptions translate into the following average life expectancies for an employee retiring at age 65:

	2025		2024	
	Male	**Female**	**Male**	**Female**
Retiring at the end of the reporting period	**85.4 years**	**87.8 years**	85.4 years	87.8 years
Retiring 20 years after the end of the reporting period	**86.4 years**	**88.7 years**	86.4 years	88.7 years

e) Significant Risks

The defined benefit pension plans and post-retirement benefit plans expose us to a number of risks, the most significant of which include asset volatility risk, changes in bond yields and any changes in life expectancy.

Asset volatility risk

The discount rate used to determine the defined benefit obligations is based on AA-rated corporate bond yields. If our plan assets underperform this yield, the surplus will decrease. Our strategic asset allocation includes a significant proportion of equities that increases volatility in the value of our assets, particularly in the short term. We expect equities to outperform corporate bonds in the long term.

Changes in bond yields

A decrease in bond yields increases plan liabilities, which are partially offset by an increase in the value of the plans' bond holdings.

Life expectancy

The majority of the plans' obligations are to provide benefits for the life of the member. Increases in life expectancy will result in an increase in the plans' liabilities.

f) Investment of Plan Assets

The assets of our defined benefit pension plans are managed by external asset managers under the oversight of the Teck Resources Limited Executive Pension Committee.

Our pension plan investment strategies support the objectives of each defined benefit plan and are related to each plan's demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve annualized portfolio returns over five-year periods in excess of the annualized percentage change in the consumer price index plus a certain premium.

Strategic asset allocation policies have been developed for each defined benefit plan to achieve this objective. The policies also reflect an asset/liability matching framework that seeks to reduce the effect of interest rate changes on each plan's funded status by matching the duration of the bond investments with the duration of the pension liabilities. We do not use derivatives to manage interest rate risk. Asset allocation is monitored at least quarterly and rebalanced if the allocation to any asset class exceeds its allowable allocation range. Portfolio and investment manager performance is monitored quarterly and the investment guidelines for each plan are reviewed at least annually.

The defined benefit pension plan assets at December 31, 2025 and 2024 are as follows:

(CAD$ in millions)	2025			2024		
	Quoted	Unquoted	Total %	Quoted	Unquoted	Total %
Equity securities	$ 440	$ —	24%	$ 559	$ —	31%
Debt securities	$ 1,033	$ —	56%	$ 847	$ —	47%
Real estate and other	$ 55	$ 306	20%	$ 100	$ 303	22%

25. Provisions

(CAD$ in millions)	2025	2024
At December 31	$ 2,585	$ 2,626
Less current portion of provisions	(245)	(187)
Non-current provisions	$ 2,340	$ 2,439

The following table summarizes the movements in provisions for the year ended December 31, 2025:

(CAD$ in millions)	Decommissioning and Restoration Provisions	Other Provisions	Total
At January 1, 2025	$ 2,328	$ 298	$ 2,626
Settled during the year	(106)	(37)	(143)
Change in discount rate	26	3	29
Change in amount and timing of cash flows	(56)	51	(5)
Accretion	147	7	154
Changes in foreign exchange rates	(65)	(11)	(76)
At December 31, 2025	$ 2,274	$ 311	$ 2,585
Less current portion of provisions	(199)	(46)	(245)
Non-current provisions	$ 2,075	$ 265	$ 2,340

25. Provisions (continued)

Decommissioning and Restoration Provisions

The decommissioning and restoration provisions represent the present value of estimated costs for required future decommissioning and other site restoration activities. These activities include removal of site structures and infrastructure, recontouring and revegetation of previously mined areas and the management of water and water quality in and around each closed site. The majority of the decommissioning and site restoration expenditures occur near the end of, or after, the life of the related operation.

After the end of the life of certain operations, water quality management costs may extend for periods in excess of 100 years. Our provision for these expenditures was $601 million as at December 31, 2025 (2024 – $568 million).

In 2025, the decommissioning and restoration provisions were calculated using nominal discount rates between 6.14% and 7.09% (2024 – 6.33% and 7.03%). We also used an inflation rate of 2.00% (2024 – 2.00%) over the long term in our cash flow estimates. Total decommissioning and restoration provisions include $578 million (2024 – $459 million) in respect of closed operations.

During the fourth quarter of 2025, our decommissioning and restoration provisions increased by $163 million compared to the third quarter of 2025. The increase in decommissioning and restoration provisions was due to an increase of $121 million in reclamation cash flows, primarily related to updated cost estimates at our closed operations and an increase of $42 million associated with a decrease in the rates used to discount decommissioning and restoration provisions.

26. Financial and Other Liabilities

(CAD$ in millions)	December 31, 2025		December 31, 2024	
Long-term portion of derivative liabilities (current portion – $30 (2024 – $23) Note 19)	$	21	$	24
Codelco preferential dividend liability (Note 11(a))		402		548
QB variable consideration to IMSA (current portion – $62 (2024 – $72) Note 11(a) and Note 19)		—		60
Downstream pipeline take-or-pay toll commitment (current portion – $33 (2024 – $32) Note 19)		254		285
Other liabilities		163		182
	$	840	$	1,099

27. Equity

a) Authorized Share Capital

Our authorized share capital consists of an unlimited number of Class A common shares without par value, an unlimited number of Class B subordinate voting shares without par value and an unlimited number of preferred shares without par value issuable in series.

Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, the Class A common shares and Class B subordinate voting shares rank equally.

The attributes of the Class B subordinate voting shares contain so-called "coattail provisions", which provide that, in the event that an offer (an "Exclusionary Offer") to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share at the option of the holder during a certain period, provided that any Class A common shares received upon such conversion are deposited to the Exclusionary Offer. Any Class B subordinate voting shares converted into Class A common shares pursuant to such conversion right will automatically convert back to Class B subordinate voting shares in the event that any such shares are withdrawn from the Exclusionary Offer or are not otherwise ultimately taken up and paid for under the Exclusionary Offer.

The Class B subordinate voting shares will not be convertible in the event that holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer) certify to Teck that they will not, among other things, tender their Class A common shares to the Exclusionary Offer.

If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid" or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

b) Sunset of Dual Class Share Structure

On April 26, 2023, Teck's shareholders approved a six-year sunset for the multiple voting rights attached to the Class A common shares of Teck (the Dual Class Amendment). On May 12, 2023, each Teck Class A common share was acquired by Teck in exchange for (i) one new Class A common share and (ii) 0.67 of a Class B subordinate voting share, recognized as a $302 million increase to Class B shares and reduction to retained earnings. The terms of the new Class A common shares are identical to the previous terms of Class A common shares, except that on May 12, 2029, the new Class A common shares will automatically convert into Class B subordinate voting shares, which will then be renamed common shares, on a one-for-one basis, and for no additional consideration or premium.

c) Class A Common Shares and Class B Subordinate Voting Shares Issued and Outstanding

Shares (in 000's)	Class A Common Shares	Class B Subordinate Voting Shares
At January 1, 2024	7,655	509,668
Class A common shares conversion	(55)	55
Shares issued on options exercised (d)	—	8,178
Cancelled pursuant to normal course issuer bid (i)	—	(19,158)
At December 31, 2024	7,600	498,743
Shares issued on options exercised (d)	—	1,032
Cancelled pursuant to normal course issuer bid (i)	—	(18,898)
At December 31, 2025	**7,600**	**480,877**

27. Equity (continued)

d) Share Options

The maximum number of Class B subordinate voting shares issuable to full-time employees pursuant to options granted under our current stock option plan is 46 million. As at December 31, 2025, 8,373,635 share options remain available for grant. The exercise price for each option is the closing price for our Class B subordinate voting shares on the last trading day before the date of grant. Our share options are settled through the issuance of Class B subordinate voting shares.

During the year ended December 31, 2025, we granted 780,150 share options to employees. These share options have a weighted average exercise price of $57.74, vest in equal amounts over three years and have a term of 10 years.

The weighted average fair value of share options granted in the year was estimated at $22.31 per option (2024 – $21.21) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

	2025	2024
Weighted average exercise price	$ 57.74	$ 52.85
Dividend yield	0.86%	0.96%
Risk-free interest rate	2.58%	3.46%
Expected option life	5.6 years	5.8 years
Expected volatility	41%	42%

The expected volatility is based on a statistical analysis of historical daily share prices over a period equal to the expected option life.

Outstanding share options are as follows:

	2025		2024	
	Share Options (in 000's)	Weighted Average Exercise Price	Share Options (in 000's)	Weighted Average Exercise Price
Outstanding at beginning of year	5,467	$ 36.12	13,067	$ 25.92
Granted	780	57.74	1,082	52.85
Exercised	(1,040)	25.00	(8,165)	21.07
Forfeited	(172)	53.74	(512)	51.23
Expired	(17)	46.22	(5)	27.26
Outstanding at end of year	5,018	$ 41.15	5,467	$ 36.12
Vested and exercisable at end of year	3,501	$ 34.88	3,524	$ 27.43

The average Class B subordinate voting share price during 2025 was $55.00 (2024 – $62.98).

Information relating to share options outstanding at December 31, 2025, is as follows:

Outstanding Share Options (in 000's)	Exercise Price Range	Weighted Average Remaining Life of Outstanding Options (months)
969	$ 5.34 — $ 26.90	42
963	$ 26.91 — $ 45.44	44
822	$ 45.45 — $ 51.42	56
1,477	$ 51.43 — $ 55.90	81
787	$ 55.91 — $ 70.34	109
5,018	**$ 5.34 — $ 70.34**	**67**

Total share option compensation expense recognized for the year was $16 million (2024 – $21 million).

e) Deferred Share Units, Restricted Share Units, Performance Share Units and Performance Deferred Share Units

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

DSUs are granted to directors only. RSUs may be granted to both employees and directors. PSUs and PDSUs are granted to certain officers only. DSUs entitle the holder to a cash payment equal to the closing price of one Class B subordinate voting share on the Toronto Stock Exchange on the day prior to redemption. RSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B subordinate voting share on the Toronto Stock Exchange over 20 consecutive trading days prior to the payout date. PSUs and PDSUs vest subject to a performance metric ranging from 0% to 200% based on corporate performance against grant-specific performance criteria. The performance metrics for PSUs and PDSUs issued in 2022 and 2023 were based on a balanced scorecard, with 20% related to each of: relative shareholder return as compared to our compensation peer group, change in five-year average return on capital employed for operating assets, operational production and cost performance as against the annual budget, strategic execution, and performance measured against a sustainability progress index. The performance metrics for PSUs and PDSUs issued in 2024 and 2025 were based on a balanced scorecard with four components, with 40% based on relative shareholder return as compared to our compensation peer group and 20% related to each of: strategic execution, performance measured against a sustainability progress index, and the change in five-year average return on capital employed for operating assets. Once vested, PSUs and PDSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B subordinate voting share on the Toronto Stock Exchange over 20 consecutive trading days prior to the payout date. Officers can elect to receive up to 50% of their Units as PDSUs, which pay out following termination of employment as described below.

PSUs and PDSUs vest on March 1 of the third year following the grant date. RSUs vest on various dates depending on the grant date. DSUs granted to directors vest immediately. Units vest on a *pro rata* basis if employees retire or are terminated without cause and unvested units are forfeited if employees resign or are terminated with cause.

DSUs and PDSUs may be redeemed on or before December 15 of the first calendar year commencing after the date on which the participant ceases to be a director or employee, as applicable. RSUs and PSUs pay out on the vesting date.

Additional Units are issued to Unit holders to reflect dividends paid and other adjustments to Class B subordinate voting shares.

In 2025, we recognized compensation expense of $50 million for Units (2024 – $70 million). The total liability and intrinsic value for vested Units as at December 31, 2025 was $100 million (2024 – $113 million).

In 2025, we recognized total share-based compensation expense of $66 million (2024 – $91 million) in other operating income (expense) (Note 9).

27. Equity (continued)

The outstanding Units are summarized in the following table:

(in 000's)	December 31, 2025		December 31, 2024	
	Outstanding	Vested	Outstanding	Vested
DSUs	444	444	491	491
RSUs	1,284	—	1,307	—
PSUs	756	—	946	—
PDSUs	36	6	116	69
	2,520	450	2,860	560

f) Accumulated Other Comprehensive Income

(CAD$ in millions)	2025	2024
Accumulated other comprehensive income – beginning of year	$ 2,397	$ 693
Currency translation differences:		
Unrealized gain (loss) on translation of foreign subsidiaries	(1,203)	1,697
Foreign exchange differences on debt designated as a hedge of our investment in foreign subsidiaries (net of taxes of $1 and $7) (Note 32(b))	6	(47)
	(1,197)	1,650
Gain on marketable equity and debt securities (net of taxes of $(3) and $(7))	31	54
Share of other comprehensive loss of joint venture and associate (net of taxes of $nil and $nil)	(1)	—
Remeasurements of retirement benefit plans (net of taxes of $(13) and $(30))	14	46
Total other comprehensive income (loss)	(1,153)	1,750
Remeasurements of retirement benefit plans recorded in retained earnings	(14)	(46)
Accumulated other comprehensive income – end of year	$ 1,230	$ 2,397

g) Earnings (Loss) Per Share

The following table reconciles our basic and diluted earnings (loss) per share:

(CAD$ in millions, except per share data)		2025		2024
Profit (loss) from continuing operations attributable to shareholders of the company	$	1,401	$	(467)
Profit from discontinued operations attributable to shareholders of the company (Note 5(c))		—		873
Profit attributable to shareholders of the company	$	1,401	$	406
Weighted average shares outstanding (000's)		493,778		516,011
Dilutive effect of share options (000's)		1,574		4,031
Weighted average diluted shares outstanding (000's)		495,352		520,042
Earnings (loss) per share from continuing operations				
Basic	$	2.84	$	(0.90)
Diluted	$	2.83	$	(0.90)
Earnings per share from discontinued operations				
Basic	$	—	$	1.69
Diluted	$	—	$	1.68
Earnings per share				
Basic earnings per share	$	2.84	$	0.79
Diluted earnings per share	$	2.83	$	0.78

At December 31, 2025, 2,230,600 (2024 – 1,036,929) potentially dilutive shares were not included in the diluted earnings per share calculation because their effect was anti-dilutive.

For the year ended December 31, 2024, there was a loss from continuing operations attributable to shareholders. Accordingly, all share options would be considered anti-dilutive and have been excluded from the calculation of diluted loss per share from continuing operations attributable to shareholders. The weighted average shares outstanding and weighted average diluted shares outstanding are therefore the same for continuing operations.

h) Dividends

In 2025, we declared and paid dividends on our Class A common and Class B subordinate voting shares of $0.125 per share in each quarter, totalling $246 million. During the interim period prior to the closing of the Merger, the arrangement agreement restricts us from declaring or paying additional dividend amounts exceeding $0.125 per share per fiscal quarter without the prior approval of Anglo American.

In 2024, we declared and paid dividends on our Class A common and Class B subordinate voting shares of $0.125 per share in each of the first, second, and fourth quarters and $0.625 per share in the third quarter, totalling $514 million.

27. Equity (continued)

i)   Normal Course Issuer Bid

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In November 2024, we renewed our regulatory approval to conduct a normal course issuer bid, under which we were able to purchase up to 40 million Class B subordinate voting shares during the period from November 22, 2024 to November 21, 2025. As a result of the proposed Merger transaction with Anglo American, we have not executed share buybacks since July 25, 2025, as we are restricted from issuing or repurchasing securities under the Merger arrangement agreement, and we did not renew our normal course issuer bid in the fourth quarter of 2025.

In 2025, we recorded $1.03 billion in equity for the purchase and cancellation of 18,798,430 Class B subordinate voting shares, which includes an accrual of $19 million related to tax on repurchases of shares. We paid $1.01 billion in cash for these repurchases.

In 2024, we recorded $1.3 billion in equity for the purchase of 19,258,016 Class B subordinate voting shares. The $1.3 billion includes an accrual of $15 million related to tax on repurchases of shares. For these share repurchases, we paid $1.2 billion in cash in 2024 and $6 million subsequent to the end of the year. In 2024, 19,158,016 Class B subordinate voting shares were cancelled, with the remaining 100,000 shares cancelled in 2025.

28. Non-Controlling Interests

Set out below is information about our subsidiaries with non-controlling interests and the non-controlling interest balances included in equity.

(CAD$ in millions)	Principal Place of Business	Percentage of Ownership Interest and Voting Rights Held by Non-Controlling Interest	December 31, 2025	December 31, 2024
Quebrada Blanca (a)	Region I, Chile	40%	$ 769	$ 889
Carmen de Andacollo	Region IV, Chile	10%	49	30
Compañía Minera Zafranal S.A.C. (b)	Arequipa Region, Peru	20%	93	100
			$ 911	$ 1,019

a) Quebrada Blanca

The non-controlling interest in QBSA consists of SMM/SC, who subscribed for a 30% indirect interest in QBSA in 2019, and Codelco, a Chilean state-owned company that holds a 10% preference share interest. Codelco's interest in QBSA does not require Codelco to make contributions toward QBSA's capital spending.

The following is the summarized financial information for Quebrada Blanca, at 100%, before intra-group eliminations. Quebrada Blanca has non-controlling interests that are considered material to our consolidated financial statements.

(CAD$ in millions)	December 31, 2025		December 31, 2024	
Summarized balance sheet				
Current assets	$	**1,703**	$	1,492
Current liabilities		**1,370**		1,286
Current net assets		**333**		206
Non-current assets		**22,688**		23,244
Non-current liabilities		**17,605**		17,358
Non-current net assets		**5,083**		5,886
Net assets	$	**5,416**	$	6,092
Accumulated non-controlling interests	$	**769**	$	889
Summarized statement of comprehensive income (loss)				
Revenue	$	**2,475**	$	2,376
Loss for the period		**(795)**		(1,200)
Other comprehensive income (loss)		**(93)**		219
Total comprehensive loss	$	**(888)**	$	(981)
Loss allocated to non-controlling interests	$	**(353)**	$	(462)
Summarized cash flows				
Cash flows provided by operating activities	$	**368**	$	554
Cash flows used in investing activities		**(676)**		(1,407)
Cash flows provided by financing activities		**195**		841
Effect of exchange rates on cash and cash equivalents		**(4)**		9
Decrease in cash and cash equivalents	$	**(117)**	$	(3)

b) Compañía Minera Zafranal S.A.C.

The majority of the net assets of the Zafranal copper-gold project located in the Arequipa Region of Peru relate to exploration and evaluation assets.

29. Contingencies

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2025, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our consolidated financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

In parallel, the Lake Roosevelt litigation involving Teck Metals Limited (TML) by the State of Washington and the Confederated Tribes of the Coleville Reservation (CCT) in the Federal District Court for the Eastern District of Washington continues. The case relates to historic discharges of slag and effluent from TML's Trail metallurgical facility to the Upper Columbia River. TML prevailed against the plaintiffs on citizen suit claims, seeking injunctive relief, statutory penalties and attorney's fees. In December 2012, on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the *Comprehensive Environmental Response, Compensation, and Liability Act* (CERCLA) for the plaintiffs' response costs, the amounts of which were determined in the second phase of the case. Additional response costs not yet claimed may be recoverable. The third and final phase of the case pertains to the plaintiffs' claims for natural resource damages.

In 2022, TML filed two motions for summary judgment in respect of the CERCLA natural resource damages claims, which were denied. Based on one of those rulings, in the first quarter of 2023, TML filed a motion seeking a ruling that the plaintiffs' natural resource damages claims under CERCLA are not fully developed and they should therefore be dismissed. The motion was denied and TML sought motions seeking reconsideration and certification for an interlocutory appeal to the Ninth Circuit Court of Appeals, both of which were denied.

In October 2023, TML filed a motion for partial summary judgment on CCT's tribal service loss claim. CCT's tribal services loss claim comprises the bulk of CCT's outstanding individual claims against TML except for natural resource damages assessment costs. On February 6, 2024, the District Court granted TML's motion and dismissed CCT's claim on the basis that tribal service loss claims are not cognizable as natural resource damages claims under CERCLA. The CCT filed a motion seeking reconsideration of the dismissal or in the alternative certification for an interlocutory appeal to the Ninth Circuit Court of Appeals. The District Court denied reconsideration but certified the matter for interlocutory review by the Ninth Circuit. The Ninth Circuit heard the interlocutory appeal on April 17, 2025. On September 3, 2025, the Ninth Circuit issued its ruling in the interlocutory appeal, reversing the District Court's dismissal of the CCT's claim for tribal services loss. TML has petitioned the Ninth Circuit for en banc review of the appeal.

The previously scheduled February 2024 trial with respect to natural resource damages and assessment costs has been postponed during the interlocutory appeal and a new trial date has not yet been scheduled.

Until the studies contemplated by the EPA settlement agreement and additional natural resource damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation that may be required by the EPA or restoration that may be demanded by the natural resource trustees or to assess the extent of Teck's potential liability for damages. The EPA studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some additional residential soil removal should be undertaken. If other remediation is required, damage to natural resources are proved, and if the CCT's dismissed tribal service loss claim is revived and subsequently proved, the cost of that remediation and restoration and compensation for natural resource damages may be material.

30. Commitments

a) Capital Commitments

As at December 31, 2025, we had contracted for $1.1 billion of capital expenditures that have not yet been incurred for the purchase and construction of property, plant and equipment. This amount includes $642 million for the Highland Valley Copper Mine Life Extension, $120 million for QB and $197 million for our 22.5% share of Antamina. The amount includes $793 million that is expected to be incurred within one year and $283 million within two to five years.

b) Red Dog Royalty

In accordance with the operating agreement governing the Red Dog mine, TAK pays a royalty to NANA Regional Corporation, Inc. (NANA) on the net proceeds of production. A 25% royalty became payable in the third quarter of 2007 after we had recovered cumulative advance royalties previously paid to NANA. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to 40% of net proceeds of production occurred in the fourth quarter of 2022. An expense of $515 million was recorded in 2025 (2024 – $448 million) in respect of this royalty. The NANA royalty is expected to increase by 5% to 45% in the fourth quarter of 2027.

c) Antamina Royalty

Our interest in the Antamina mine is subject to a net profits royalty equivalent to 7.4% of our share of the mine's free cash flow. An expense of $38 million was recorded in 2025 (2024 – $18 million) in respect of this royalty.

d) Purchase Commitments

We have a number of forward purchase commitments for the purchase of concentrates and other process inputs and for shipping and distribution of products, which are incurred in the normal course of business. The majority of these contracts are subject to *force majeure* provisions.

We have contractual arrangements for the purchase of power for QB. These contracts commenced between 2016 and 2025. These agreements supply power until 2042 and require payments of approximately US$247 million per year.

In 2020, we entered into a 11-year contractual arrangement to purchase power for Carmen de Andacollo. This arrangement requires payments of approximately US$44 million per year.

In 2018, we entered into a 20-year contractual arrangement to purchase power for our Trail Operations, with an option to extend for a further 10 years. This arrangement requires payments of approximately $75 million per year, escalating at 2% per year.

31. Segmented Information

Based on the primary products we produce, we have two reportable segments that we report to our President and Chief Executive Officer – copper and zinc. Corporate activities are not considered a reportable segment and are included as a reconciliation to total consolidated results. These corporate activities include all of our initiatives in other commodities and groups that provide administrative, technical, financial and other support to our reportable segments. Operating income (expense) – other includes general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm's-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

31. Segmented Information (continued)

As a result of the sale of our steelmaking coal business in July of 2024, we no longer present the associated steelmaking coal segment in the tables below. The segmented information related to the steelmaking coal business is disclosed as part of Note 5(c), Transactions.

(CAD$ in millions)	2025			
	Copper	Zinc	Corporate	Total
Revenue (Note 6(a))	$ 6,619	$ 4,137	$ —	$ 10,756
Cost of sales	(4,846)	(3,253)	—	(8,099)
Gross profit	1,773	884	—	2,657
Operating income (expense) – other	369	(63)	(715)	(409)
Profit (loss) from operations	2,142	821	(715)	2,248
Finance income	10	1	260	271
Finance expense	(693)	(66)	(153)	(912)
Non-operating income (expense)	137	(4)	(81)	52
Share of profit (loss) of joint venture and associate	4	—	(7)	(3)
Profit (loss) from continuing operations before taxes	1,600	752	(696)	1,656
Depreciation and amortization	(1,423)	(259)	(75)	(1,757)
Capital expenditures	1,739	307	16	2,062
	December 31, 2025			
Goodwill (Note 8(b))	421	—	—	421
Total assets	$ 32,916	$ 4,116	$ 8,404	$ 45,436

(CAD$ in millions)		2024						
		Copper		**Zinc**		**Corporate**		**Total**
Revenue (Note 6(a))	$	5,542	$	3,523	$	—	$	9,065
Cost of sales		(4,497)		(2,961)		—		(7,458)
Gross profit		1,045		562		—		1,607
Asset impairment (Note 8(a))		—		(1,038)		(15)		(1,053)
Operating income (expense) – other		13		39		(615)		(563)
Profit (loss) from operations		1,058		(437)		(630)		(9)
Finance income		23		1		210		234
Finance expense		(687)		(66)		(200)		(953)
Non-operating income (expense)		(94)		6		95		7
Share of profit of joint venture and associate		3		—		—		3
Profit (loss) from continuing operations before taxes		303		(496)		(525)		(718)
Depreciation and amortization		(1,356)		(309)		(61)		(1,726)
Capital expenditures		2,267		345		23		2,635
		December 31, 2024						
Goodwill (Note 8(b))		442		—		—		442
Total assets	$	34,433	$	4,187	$	8,417	$	47,037

The geographical distribution of all our non-current assets in 2025 and 2024, other than financial instruments, deferred tax assets and post-employment benefit assets, is as follows:

(CAD$ in millions)		December 31, 2025		December 31, 2024
Canada	$	**3,067**	$	3,185
Chile		**23,581**		24,497
United States		**2,433**		2,485
Peru		**2,565**		2,381
Mexico		**232**		219
Other		**35**		35
	$	**31,913**	$	32,802

Notes to Consolidated Financial Statements

32. Financial Instruments and Financial Risk Management

a) Financial Risk Management

Our activities expose us to a variety of financial risks, which include foreign exchange risk, liquidity risk, interest rate risk, commodity price risk, credit risk and other risks associated with capital markets. From time to time, we may use foreign exchange, commodity price and interest rate contracts to manage exposure to fluctuations in these variables. Our use of derivatives is based on established practices and parameters to mitigate risk and is subject to the oversight of our Financial Risk Management Committee and our Board of Directors.

Foreign Exchange Risk

We operate on an international basis, and therefore, foreign exchange risk exposures arise from transactions denominated in a currency other than the functional currency of our legal entities. Our foreign exchange risk arises primarily with respect to the U.S. dollar, Chilean peso and Peruvian sol. Our cash flows from Canadian, Chilean and Peruvian operations are exposed to foreign exchange risk, as commodity sales are denominated in U.S. dollars and a substantial portion of operating expenses is denominated in local currencies. U.S. dollar cash and cash equivalents held in our Canadian functional currency entities also generate foreign exchange risk.

We also have various investments in U.S. dollar functional currency subsidiaries, whose net assets are exposed to foreign currency translation risk. Historically, this currency exposure was managed in part through our U.S. dollar denominated debt as a hedge against these net investments. In the third quarter of 2024, we discontinued the hedge of our U.S. dollar denominated debt against our U.S. dollar functional currency net investments because our U.S. dollar cash balances subject to foreign exchange risk were greater than our U.S. dollar debt balances with the receipt of proceeds from the sale of the steelmaking coal business. In the third quarter of 2025, we resumed the hedge of our U.S. dollar denominated debt against our U.S. dollar functional currency net investments because our U.S. dollar cash balances subject to foreign exchange risk are less than our U.S. dollar debt balances.

U.S. dollar financial instruments subject to foreign exchange risk consist of U.S. dollar denominated items held in Canada and are summarized below.

(US$ in millions)	December 31, 2025	December 31, 2024
Cash and cash equivalents subject to foreign exchange risk	$ 958	$ 2,517
Trade and settlement receivables	877	524
Trade accounts payable and other liabilities	(1,274)	(877)
Debt (Note 20)	(1,029)	(1,044)
Reduced by: Debt designated as a hedging instrument in our net investment hedge	315	—
Net U.S. dollar exposure	$ (153)	$ 1,120

As at December 31, 2025, with other variables unchanged, a $0.10 strengthening of the Canadian dollar against the U.S. dollar would result in a $15 million pre-tax gain (2024 – $112 million pre-tax loss) from our financial instruments. There would also be a pre-tax loss of $1.6 billion (2024 – $1.5 billion) in other comprehensive income (loss) from the translation of our foreign operations. The inverse effect would result if the Canadian dollar weakened by $0.10 against the U.S. dollar.

Liquidity Risk

Liquidity risk arises from our general and capital funding requirements. We have planning, budgeting and forecasting processes to help determine our funding requirements to meet various contractual and other obligations. Note 20(d) details our available credit facilities as at December 31, 2025.

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2025 are as follows:

(CAD$ in millions)	Less Than 1 Year	2–3 Years	4–5 Years	More Than 5 Years	Total
Trade accounts payable and other liabilities	$ 3,258	$ —	$ —	$ —	$ **3,258**
Debt (Note 20(e))	403	806	1,309	1,418	**3,936**
Lease liabilities	209	248	134	911	**1,502**
Codelco preferential dividend liability	—	—	—	559	**559**
QB advances from SMM/SC	—	—	—	4,776	**4,776**
QB variable consideration to IMSA	62	—	—	—	**62**
Financial and other liabilities	—	181	9	3	**193**
Estimated interest payments on debt	211	326	204	672	**1,413**
Estimated interest payments on QB advances from SMM/SC	360	691	676	810	**2,537**
Estimated interest payments on lease and other liabilities	11	13	7	48	**79**
Downstream pipeline take-or-pay toll commitment	33	69	74	198	**374**
	$ 4,547	$ 2,334	$ 2,413	$ 9,395	$ **18,689**

Interest Rate Risk

Our interest rate risk arises in respect of our holdings of cash, cash equivalents, floating rate debt, advances from SMM/SC and the financial liability due to Codelco. Our interest rate management policy is to borrow at both fixed and floating rates to offset financial risks.

Cash and cash equivalents have short terms to maturity and receive interest based on market interest rates.

A 1% increase in the short-term interest rate at the beginning of the year, with other variables unchanged, would have resulted in a $24 million pre-tax decrease in our profit (2024 – $33 million), not considering applicable capitalization of borrowing costs. There would be no effect on other comprehensive income.

Commodity Price Risk

We are subject to price risk from fluctuations in market prices of the commodities that we produce. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in commodity prices and to avoid mismatches in pricing reference periods. At the balance sheet date, we had zinc, lead and copper derivative contracts outstanding as described in (b) below.

Our commodity price risk associated with financial instruments primarily relates to changes in fair value caused by final settlement pricing adjustments to receivables and payables, derivative contracts for zinc, lead and copper, embedded derivatives in our TAK road and port contract, in the ongoing payments under our silver stream and gold stream arrangements and in the QB variable consideration to IMSA.

The following represents the effect on profit attributable to shareholders from a 10% change in commodity prices, with other variables unchanged, based on outstanding receivables and payables subject to final pricing adjustments at December 31, 2025 and December 31, 2024. There is no effect on other comprehensive income (loss).

	Price on December 31, (US$/lb.)		Change in Profit Attributable to Shareholders (CAD$ in millions)	
	2025	2024	**2025**	2024
Copper	**5.64**	3.97	$ **89**	$ 52
Zinc	**1.41**	1.34	$ **4**	$ 1

32. Financial Instruments and Financial Risk Management (continued)

A 10% change in the price of copper, zinc, lead, silver and gold, with other variables unchanged, would change our net asset position of derivatives and embedded derivatives, excluding receivables and payables subject to final pricing adjustments, and would result in a change of our pre-tax profit attributable to shareholders by $73 million (2024 – $44 million). There would be no effect on other comprehensive income (loss).

Credit Risk

Credit risk arises from cash, cash equivalents, derivative contracts, debt securities and trade receivables. While we are exposed to credit losses due to the non-performance of our counterparties, there are no significant concentrations of credit risk and we do not consider this to be a material risk.

Our primary counterparties related to our cash, cash equivalents, derivative contracts and debt securities carry investment grade ratings as assessed by external rating agencies, which are monitored on an ongoing basis. All of our commercial customers are assessed for credit quality at least once a year or more frequently if business- or customer-specific conditions change based on an extensive credit rating scorecard developed internally using key credit metrics and measurements that were adapted from S&P's and Moody's rating methodologies. Sales to customers that do not meet the credit quality criteria are secured either by a parental guarantee, a letter of credit or prepayment.

For our trade receivables, we apply the simplified approach for determining expected credit losses, which requires us to determine the lifetime expected losses for all our trade receivables. The expected lifetime credit loss provision for our trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, as required. Since the majority of our customers are considered to have low default risk and our historical default rate and frequency of losses are low, the lifetime expected credit loss allowance for trade receivables is nominal as at December 31, 2025.

Our investments in debt securities carried at fair value through other comprehensive income (loss) are considered to have low credit risk, as our counterparties have investment grade credit ratings. The credit risk of our investments in debt securities has not increased significantly since initial recognition of these investments and accordingly, the loss allowance for investments in debt securities is determined based on the 12-month expected credit losses. The 12-month expected credit loss allowance is based on historical and forward-looking default rates for investment grade entities, which are low and, accordingly, the 12-month expected credit loss allowance for our investments in debt securities is nominal as at December 31, 2025. Our other receivables are carried at amortized cost and assessed using the 12-month expected credit loss. The credit risk is considered low and there has been no significant increase in credit risk since initial recognition. Accordingly, the 12-month expected credit loss allowance for other receivables is nominal as at December 31, 2025.

Cash and cash equivalents are held with high quality financial institutions. Substantially all of our cash and cash equivalents held with financial institutions exceeds government-insured limits. We have established credit policies that seek to minimize our credit risk by entering into transactions with investment grade creditworthy and reputable financial institutions and by monitoring the credit standing of the financial institutions with whom we transact. We seek to limit the amount of exposure with any one counterparty.

b) Derivative Financial Instruments, Embedded Derivatives and Hedges

Sale and Purchase Contracts

We record adjustments to our settlement receivables and payables for provisionally priced sales and purchases, respectively, in periods up to the date of final pricing based on movements in quoted market prices. These arrangements are based on the market price of the commodity and the value of our settlement receivables and payables will vary, as prices for the underlying commodities vary in the metal markets. These final pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains from purchases) in a declining price environment and are recorded in other operating income (expense).

The table below outlines our outstanding settlement receivables and payables, which were provisionally valued at December 31, 2025 and December 31, 2024.

	Outstanding at December 31, 2025		Outstanding at December 31, 2024	
	Volume (pounds in millions)	Price (US$/lb.)	Volume (pounds in millions)	Price (US$/lb.)
Receivable positions				
Copper	**214**	**5.64**	178	3.97
Zinc	**189**	**1.41**	141	1.34
Lead	**13**	**0.90**	6	0.88
Payable positions				
Zinc	**89**	**1.41**	84	1.34
Lead	**22**	**0.90**	32	0.88

At December 31, 2025, total outstanding settlement receivables were $2.4 billion (2024 – $1.5 billion) (Note 33) and total outstanding settlement payables were $144 million (2024 – $70 million) (Note 19 and Note 33). These amounts are included in trade and settlement receivables and in trade accounts payable and other liabilities, respectively, on the consolidated balance sheets.

Zinc, Lead and Copper Swaps

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarters of each year than in the first and second quarters. During 2025 and 2024, we purchased and sold zinc and lead swaps to match our economic exposure to the average zinc and lead prices over our shipping year, which is from July of one year to June of the following year. The copper swaps are used to manage timing differences between purchase and sales.

All zinc, lead and copper swaps derivative contracts mature in 2026. These contracts are not designated as hedging instruments and are recorded at fair value in prepaids and other current assets and trade accounts payable and other liabilities on the consolidated balance sheets.

The fair value of our commodity swaps is calculated based on forward metal prices and is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy (Note 33). A summary of these derivative contracts and related fair values as at December 31, 2025 is as follows:

Derivatives not designated as hedging instruments	Quantity (million lbs.)	Average Price of Purchase Commitments (US$/lb.)	Average Price of Sale Commitments (US$/lb.)	Fair Value Asset (Liability) (CAD$ in millions)	
Zinc swaps	226	1.39	1.41	$	5
Copper swaps	47	5.63	5.31	$	(21)
Lead swaps	72	0.90	0.89	$	(1)
				$	(17)

32. Financial Instruments and Financial Risk Management (continued)

Derivatives Not Designated as Hedging Instruments and Embedded Derivatives

(CAD$ in millions)	Amount of Gain (Loss) Recognized in Other Operating Income (Expense) and Non-Operating Income (Expense)	
	2025	2024
Zinc swaps	$ **(38)**	$ (8)
Lead swaps	**(1)**	(4)
Copper swaps	**(93)**	27
Settlement receivables and payables (Note 9)	**512**	65
Contingent zinc escalation payment embedded derivative	**2**	1
Gold stream embedded derivative	**138**	51
Silver stream embedded derivative	**136**	22
QB variable consideration to IMSA (Note 11(a))	**—**	(7)
Other	**38**	(3)
	$ **694**	$ 144

Embedded Derivatives

The TAK road and port contract contains a contingent zinc escalation payment that is considered to be an embedded derivative. The fair value of this embedded derivative was $29 million at December 31, 2025 (2024 – $32 million), of which $8 million (2024 – $8 million) is included in trade accounts payables and other liabilities and the remaining $21 million (2024 – $24 million) is included in financial and other liabilities.

The gold stream and silver stream agreements each contain an embedded derivative in the ongoing future payments due to us. The gold stream's 15% ongoing payment contains an embedded derivative relating to the monthly average gold price at the time of each delivery. The fair value of this embedded derivative was $236 million at December 31, 2025 (2024 – $106 million), of which $27 million (2024 – $11 million) is included in prepaids and other current assets and the remaining $209 million (2024 – $95 million) is included in financial assets. The silver stream's 5% ongoing payment contains an embedded derivative relating to the spot silver price at the time of delivery. The fair value of this embedded derivative was $183 million at December 31, 2025 (2024 – $52 million), of which $12 million (2024 – $3 million) is included in prepaids and other current assets and the remaining $171 million (2024 – $49 million) is included in financial assets.

Accounting Hedges

Net investment hedge

We manage the foreign currency translation risk of our various investments in U.S. dollar functional currency subsidiaries in part through the designation of our U.S. dollar denominated debt as a hedge against these net investments. We designate the spot element of the U.S. dollar debt as the hedging instrument. As only the spot rate element of the debt is designated in the hedging relationship, no ineffectiveness is expected and no ineffectiveness was recognized in profit for the years ended December 31, 2025 and 2024. The hedged foreign currency risk component is the change in the carrying amount of the net assets of the U.S. dollar functional currency subsidiaries arising from spot U.S. dollar to Canadian dollar exchange rate movements.

In July of 2024, we received proceeds from the sale of the steelmaking coal business (Note 5(b)) and as a result, our U.S. dollar cash balances subject to foreign exchange risk were greater than our U.S. dollar debt balances. Accordingly, we discontinued the designation of our U.S. dollar denominated debt as a hedge against our U.S. dollar functional currency net investments in the third quarter of 2024. While we discontinued the net investment hedge in the third quarter of 2024, the hedge was effective prior to that date. In the third quarter of 2025, we resumed the designation of our U.S. dollar denominated debt as a hedge against our U.S. dollar functional currency net investments. At December 31, 2025, US$315 million of our debt and U.S. dollar investment in foreign operations were designated in a net investment hedging relationship. During the year ended December 31, 2025, $5 million (2024 – $54 million) of foreign exchange translation on our U.S. dollar investment in foreign operations was hedged by an offsetting amount of foreign exchange translation on our U.S. dollar denominated debt. Refer to Note 27(f) for the effect of our net investment hedges on other comprehensive income (loss).

33. Fair Value Measurements

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases and certain refined metal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

33. Fair Value Measurements (continued)

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2025 and 2024, are summarized in the following table:

(CAD$ in millions)	2025				2024			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets								
Cash equivalents	$ 3,123	$ —	$ —	**$ 3,123**	$ 5,244	$ —	$ —	$ 5,244
Marketable and other equity securities	130	—	234	**364**	118	—	189	307
Debt securities	240	—	—	**240**	220	—	—	220
Settlement receivables (Note 32(b))	—	2,387	—	**2,387**	—	1,456	—	1,456
Derivative instruments and embedded derivatives	—	463	—	**463**	—	168	—	168
	$ 3,493	$ 2,850	$ 234	**$ 6,577**	$ 5,582	$ 1,624	$ 189	$ 7,395
Financial liabilities								
Derivative instruments and embedded derivatives	$ —	$ 113	$ —	**$ 113**	$ —	$ 179	$ —	$ 179
Settlement payables (Note 32(b))	—	144	—	**144**	—	70	—	70
	$ —	$ 257	$ —	**$ 257**	$ —	$ 249	$ —	$ 249

Equity securities in non-public companies included in Level 3 of the fair value hierarchy are initially measured at fair value, with cost of the investment taken as the best estimate of fair value. Subsequent measurement is based on an implied value of the underlying business.

The discounted cash flow models used to determine the FVLCD of certain non-financial assets are classified as Level 3 measurements. Refer to Note 8 for information about these fair value measurements.

Unless disclosed elsewhere in our consolidated financial statements (Note 11, Note 20 and Note 22), the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

34. Capital Management

Risk Management

The capital we manage is the total of equity and debt on our balance sheet. Our capital management objectives are to maintain access to the capital we require to operate and grow our business while minimizing the cost of such capital and providing for returns to our investors.

As defined in our internal policies, we target to maintain, on average, over time, a debt-to-adjusted EBITDA ratio of approximately 2.0x, consistent with an investment grade credit rating. This ratio is expected to vary from its target level from time to time, reflecting commodity price cycles and corporate activity, including the development of major projects. We may also review and amend such policy targets from time to time.

As at December 31, 2025, our debt-to-adjusted EBITDA ratio was 1.1x (2024 – 1.9x). Our debt-to-adjusted EBITDA ratio is calculated using total debt, which is the sum of debt plus lease liabilities, including the current portions of debt and lease liabilities. Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit from continuing operations attributable to shareholders. For adjusted profit from continuing operations attributable to shareholders, we adjust profit from continuing operations attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities. EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization. These measures are non-GAAP measures and should not be considered in isolation or used in substitution for other measures of performance prepared in accordance with IFRS Accounting Standards. Additional information on these measures is available in our management's discussion and analysis for the year ended December 31, 2025.

We manage the risk of not meeting our financial targets through the issuance and repayment of debt, our distribution policy, the issuance of equity capital and asset sales, as well as through the ongoing management of operations, investments and capital expenditures.

Loan Covenant

The sustainability-linked revolving facility as described in Note 20(d) requires our total net debt-to-capitalization ratio to not exceed 0.60 to 1.0. The net debt-to-capitalization ratio is calculated using the sum of debt plus lease liabilities, including the current portions of debt and lease liabilities, less unrestricted cash and cash equivalents, which is divided by debt plus lease liabilities, including the current portions of debt and lease liabilities plus equity attributable to shareholders. Net debt is a non-GAAP measure and should not be considered in isolation or used in substitution for other measures of performance prepared in accordance with IFRS Accounting Standards. Additional information on non-GAAP measures is available in our management's discussion and analysis for the year ended December 31, 2025.

Following the sale of the steelmaking coal business in July 2024, cash and cash equivalents increased significantly and as a result, our cash balances were greater than our debt balances at December 31, 2025 and December 31, 2024. Therefore, we do not exceed the required net debt-to-capitalization ratio. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

35. Key Management Compensation

The compensation for key management recognized in total comprehensive income (loss) in respect of employee services is summarized in the table below. Key management consists of our directors, President and Chief Executive Officer, and executive vice presidents.

(CAD$ in millions)		2025		2024
Salaries, bonuses, director fees and other short-term benefits	$	16	$	19
Post-employment benefits		3		2
Share option compensation expense		4		7
Compensation expense related to Units		20		18
	$	43	$	46

BOARD OF DIRECTORS[1]

Sheila A. Murray
Chair of the Board
Director since 2018

Norman B. Keevil, III
Vice Chair of the Board
Director since 1997

Jonathan H. Price
President and Chief Executive Officer
Director since 2022

Arnoud J. Balhuizen[1,2,4]
Director since 2023

James K. Gowans[3,4]
Director since 2024

Catherine McLeod-Seltzer[2,3,4]
Director since 2025

Una M. Power[1,2]
Director since 2017

Paul G. Schiodtz[1,3,5]
Director since 2022

Timothy R. Snider[2,4,5]
Director since 2015

Sarah A. Strunk[1,3,5]
Director since 2022

Yu Yamato[5]
Director since 2024

Notes:
1   Member of the Audit Committee
2   Member of the Compensation & Talent Committee
3   Member of the Corporate Governance & Nominating Committee
4   Member of the Safety, Operations & Projects Committee
5   Member of the Sustainability Committee

EXECUTIVE OFFICERS[1]

Jonathan H. Price
President and Chief Executive Officer

Ian K. Anderson
Executive Vice President and Chief
Commercial Officer

Lyndon P. Arnall
Executive Vice President and Chief
Legal and Sustainability Officer

Brock D. Gill
Senior Vice President, Operations,
North America

C. Jeffrey Hanman
Executive Vice President and Chief
Strategy Officer

Nicholas P.M. Hooper
Executive Vice President and Chief
Corporate Development Officer

Karla L. Mills
Executive Vice President and Chief
Project Development Officer

Crystal J. Prystai
Executive Vice President and Chief
Financial Officer

Dale J. Webb
Senior Vice President, Operations,
Latin America

Dean C. Winsor
Executive Vice President and Chief
People Officer

[1] Directors and executive officers listed as at February 18, 2026. More information on our directors and executive officers can be found in our most recent Annual Information Form or in our Management Proxy Circular, which are available on our website at www.teck.com, under our profile on SEDAR+ at www.sedarplus.ca, and on the EDGAR section of the United States Securities and Exchange Commission website at www.sec.gov.

CORPORATE INFORMATION

2025 Share Prices and Trading Volume

Class B subordinate voting shares–TSX–CAD$/share

	High		Low		Close		Volume
Q1	$ 64.06	$	50.55	$	52.42		69,317,287
Q2	$ 56.81	$	40.23	$	55.07		102,020,861
Q3	$ 61.87	$	42.95	$	61.05		110,290,587
Q4	$ 66.67	$	53.55	$	65.71		70,451,912
							352,080,647

Class B subordinate voting shares–NYSE–US$/share

	High		Low		Close		Volume
Q1	$ 44.49	$	35.14	$	36.43		44,874,028
Q2	$ 41.66	$	28.32	$	40.38		51,047,373
Q3	$ 44.39	$	30.98	$	43.89		74,511,505
Q4	$ 52.24	$	38.01	$	49.20		52,464,865
							222,897,771

Class A common shares–TSX–CAD$/share

	High		Low		Close		Volume
Q1	$ 63.97	$	51.24	$	53.79		127,416
Q2	$ 57.98	$	40.49	$	56.37		105,982
Q3	$ 61.80	$	43.68	$	61.50		193,624
Q4	$ 66.50	$	54.03	$	65.77		194,856
							621,878

Stock Exchanges

Our Class A common shares and Class B subordinate voting shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B, respectively.

Our Class B subordinate voting shares are also listed on the New York Stock Exchange under the symbol TECK.

Dividends Declared on Class A and B Shares

Amount per share	Payment Date
$ 0.125	March 31, 2025
$ 0.125	June 30, 2025
$ 0.125	September 29, 2025
$ 0.125	December 31, 2025

These dividends are eligible for both the Canadian federal and provincial enhanced dividend tax credits.

Shares Outstanding at December 31, 2025

| Class A common shares | 7,599,532 |
| Class B subordinate voting shares | 480,876,671 |

Annual Meeting

Our annual meeting of shareholders will be held at 4:00 p.m. on April 23, 2026.

Transfer Agents

Inquiries regarding change of address, stock transfers, registered shareholdings, dividends, estate matters or lost certificates should be directed to our Registrar and Transfer Agent:

TSX Trust Company
733 Seymour Street, Suite 2310
Vancouver, BC V6B 0S6

TSX Trust Company provides an AnswerLine Service for the convenience of shareholders:

Toll-free in Canada and the United States
+1.800.387.0825
Outside Canada and the United States
+1.416.682.3860
Email: shareholderinquiries@tmx.com
Website: https://tsxtrust.com

Equiniti Trust Co LLC
55 Challenger Road,
Ridgefield Park, New Jersey 07660
+1.800.937.5449 or +1.718.921.8200
Email: Correspondence@equiniti.com
Website: https://equiniti.com/us/ast-access/

Auditors

PricewaterhouseCoopers LLP
Chartered Professional Accountants
Suite 1400, 250 Howe Street,
Vancouver, British Columbia V6C 3S7

Annual Information Form

We prepare an Annual Information Form that is filed with the securities commissions or similar bodies in all the provinces of Canada. Copies of our Annual Information Form and annual and quarterly reports are available on request or on our website at www.teck.com, under our profile on SEDAR+ at www.sedarplus.ca, and on the EDGAR section of the SEC website at www.sec.gov.

Teck Resources Limited
Suite 3300, 550 Burrard Street
Vancouver, British Columbia, Canada
V6C 0B3
+1.604.699.4000 Tel
www.teck.com